07022773

4/3

82- SUBMISSIONS FACING SHEET

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Pretoria Portland Cement Company Ltd

*CURRENT ADDRESS PPC Building Barlow Park Extension
180 Katherine Street
Sandton Johannesburg
South Africa

**FORMER NAME

PROCESSED

**NEW ADDRESS

APR 25 2007

THOMSON
FINANCIAL

B

FILE NO. 82- 35077 FISCAL YEAR 9/30/06

* *Complete for initial submissions only* ** *Please note name and address changes*

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OICF/BY: EBS

DATE: 4/23/07

082-35077

PPC

ARLS 9-30-06

Pretoria Portland Cement Company Limited
Annual Report 2006

Embracing growth and transformation



Parliament Buildings 1910



Union Buildings 1913



Joburg City Hall 1915



Van Staden's Bridge 1971



Loftus Versfeld 1984



Ngqura Harbour 2006

Barloworld *Leading brands*

PPC is building a culture of sustainability to improve competitiveness, increase internal efficiencies and enhance stakeholder relationships and, of course, build a better life for all.

Contents

For more information on our company and our products,

contact Pretoria Portland Cement Company Limited.

Tel: +27 11 386 9000 • Fax: +27 11 386 9001

• E-mail: contactus@ppc.co.za • Web: www.ppc.co.za

Vision

To more than double the value of the company for all stakeholders by 2010.

Achievement

Through their dedication and efforts for more than a century, the people of PPC have built the leading cement and lime company in Africa. The group's products have also played a vital part in the development of southern Africa. It is a proud achievement.

Commitment

PPC is committed to excellence in satisfying customers' needs and strives for total quality in everything it does.

The company is also committed to the transformation, growth and diversification of the South African economy. As such, our own human resources development strategy concentrates on the growth and development of our employees, including skills development and career path planning.

Our values

- We believe in satisfying our customers' needs
- We supply quality products and services
- We respect the individual
- We provide a non-discriminatory, healthy, safe and challenging work environment
- We are committed to improving the quality of life for our people
- We strive for security of employment
- We care for the environment and the communities in which we operate
- We act professionally and with integrity

Our strategy

The company's strategies remain to:

- Focus on core businesses;
- Generate superior cash flow returns;
- Achieve global competitiveness;
- Develop globally competitive people;
- Practice sound corporate, environmental and social governance; and
- Build on our strengths through synergistic growth.

Global reporting initiative

PPC is committed to the practice of sound corporate, environmental and social governance and this report has accordingly been prepared with reference to the Global Reporting Initiative guidelines (GRI).

The GRI is an international framework for providing comprehensive information to stakeholders of a company on its economic, social and environmental performance – the triple bottom line.

The initiative was launched in 1997 and is endorsed by the United Nations. Its goal is to enhance the quality, rigour and utility of sustainable reporting.

A comprehensive cross-referenced index for the GRI framework is set out on pages 181 to 184.

Further information is available at: www.globalreporting.org

Business objectives

Economic
- Ensure cash flow returns (CFROI®) that allow for continued reinvestment in and replacement of cement capacity
- Continuously explore ways to reduce costs and improve efficiency of operations

Operational
- Reduce energy cost by using substitute fuels
- Increase manufacturing capacity to meet the country's needs

Environmental
- Rehabilitate and obtain closure certificates for all worked out mining areas
- Meet all legislated emission level requirements and further reduce emissions
- Reduce non-renewable resource requirements by increasing level of extenders in the final product

Social
- Assist with the upliftment of disadvantaged communities by using resources from the communities in which we operate
- Skills transfer in disadvantaged communities for sustainable empowerment
- Continue to progress BEE equity and board participation as contemplated in the BBBEE Act and the MPRD Act

Financial highlights

for the year ended 30 September 2006

	2006	2005*	2004*
Revenue (Rm)	**4 686,4**	3 973,6	3 440,1
Operating profit (Rm)	**1 861,2**	1 508,9	1 171,0
Net profit from continuing operations attributable to shareholders (Rm)	**1 206,3**	940,5	781,8
Headline earnings per share (cents)	**2 259,5**	1 723,9	1 454,8
Dividends per ordinary share (cents)			
– ordinary	**1 430**	1 100	920
– special	**770**	800	1 400
Cash generated from operations (Rm)	**2 031,1**	1 667,9	1 293,6
Net asset value per share (cents)	**4 098,3**	3 731,1	4 336,0
Total assets (Rm)	**4 355,5**	3 254,7	3 549,6
Market capitalisation – JSE Limited (Rm)	**17 756,4**	14 853,1	9 245,6

* *Restated*

Headline earnings per share (cents)


2 000
1 500
1 000
500
0
710
838
1 150
1 455
1 724
2 260
00 01 02 03 04 05 06

Return on total assets (%)


50
40
30
20
10
0
15
20
23
29
37
47
51
00 01 02 03 04 05 06

Dividends per ordinary share (cents)


2 000
1 500
1 000
500
0
315
160
500
600
725
650
920
1 400
1 100
800
1 430
770
00 01 02 03 04 05 06
Special
Ordinary

Cash generated from operations (Rm)


2 000
1 500
1 000
500
0
783
993
1 294
1 668
2 031
00 01 02 03 04 05 06

Chairman's review

Jupiter kiln recommissioned in record time. Batsweledi project on schedule and within budget.

Growth overview

The past year has seen strong growth in the construction sector with cement volumes growing ahead of expectations. As a result it has been a challenging year, with all our production facilities running at high utilisation levels.

Operating profit increased by 23% to R1 861 million and headline earnings per share rose by 31% for the group on the back of volume growth and improved efficiencies.

Cement volume demand over the next year or so will place significant strain on our production facilities. To alleviate supply constraints, the company made plans earlier this year, to have Surebuild SABS-approved cement manufactured overseas to PPC specifications. This cement will be supplied to coastal customers in South Africa and Mozambique as an interim measure until new capacity from the Batsweledi project comes on stream early in 2008. This will free up inland capacity to supply the growing demand in that region.

Botswana sales declined slightly over the period, but it is anticipated that this market should grow considerably in 2007 as a number of large-scale government and private sector projects are initiated throughout the country. In an effort to ease pressure on the company's South African factories, SABS-approved Surebuild is being supplied to the northern and central regions of Botswana by our Zimbabwe operation.

Our Zimbabwe team should be applauded for its resolve and perseverance, as the operation remains productive and cash positive. This is despite Zimbabwe's declining domestic economy, lack of access to many input materials and shortages of foreign exchange and transport. In fact, the operation has proved to be a useful resource in producing clinker and cement to supplement our South African production. While the investment has yet to realise its potential, we remain committed to and supportive of the venture and the employees who make up our Zimbabwe team.

The renegotiation of long-term supply agreements as well as a recovery in the steel sector has improved lime revenue and operating profit. Likewise, the aggregate operations showed excellent volume and profit growth.

Economic growth

The South African government should be commended for its tight fiscal policy and developmental programmes. Although the recent increases in interest rates have resulted in some slow down in the middle and upper residential building sector, infrastructure development spend has increased significantly.

The planned public sector infrastructure spend, which includes long-term investments in electricity generation and distribution capacity, airports, ports and rail infrastructures, water schemes, roads and telecommunications projects bodes well for the construction industry over the next three to five years.



Tony Phillips *Chairman*

The development and retention of the skills base within the country, however, is critical to the success of these investments and the government's objective to address unemployment. Some progress has been made in this area, which is evident in the latest figures released by Statistics South Africa and supported by the Department of Labour, showing a decline in unemployment from 26,5% in March 2005 to 25,6% in March 2006. This reflects the beneficial effects of increased economic growth and in particular infrastructural investment. This can boost investor confidence in South Africa and augur well for a healthy economy.

As government gears up for 2010 and meets the objectives set out in the Accelerated and Shared Growth Initiative for South Africa (AsgiSA), the country will see further growth in cement demand, which is expected to continue well beyond 2010.

In order for the AsgiSA objectives of sustained growth to be met, the private and public sectors will have to work together. AsgiSA is about balancing economic growth with social upliftment, two essential elements that make up PPC's strategy for growth and transformation.

PPC remains committed to creating value for its shareholders and employees, at the same time creating employment opportunities, caring for the environment and supporting community upliftment projects as a priority.

Growth through expansion

Commissioning of the Jupiter operation has been completed and the operation has been producing product reliably since May 2006. Despite the numerous challenges the project team faced, the plant was restarted five months earlier than the original 15 month plan and within budget.

The Batsweledi project, announced in 2005, is moving ahead according to schedule and within budget. The last major civil contract is close to completion. Earthworks and piling for the clinker storage silos, pre-heater, kiln piers, cooler, clinker tunnel and electro-static precipitator and the manufacture of equipment are all making good headway.

A pre-feasibility study into the Western Cape capacity expansion project was completed and your board subsequently approved an R18 million budget for a full feasibility study, which should take approximately nine months to reach completion and is expected to be presented to the board in August 2007. The Environmental Impact Assessment process has commenced and pre-qualification discussions with vendors for the major plant sections have been concluded.

As the company continues with its preparations to meet the country's growing cement demand, the modernisation of existing and ageing equipment continues. The project for the upgrading and expansion of the cement milling capacity at the Hercules plant in Pretoria is to be presented to the board early in 2007.

Chairman's review *continued*

30% increase in normal dividends.

While expansion projects are under way and existing production facilities are running at high utilisation levels, it is typically a time when safety in the workplace becomes more important. Unfortunately, two fatalities occurred during the year and our heartfelt condolences are extended to the families.

The management team has embarked on a more proactive approach to addressing safety throughout the group, launching a behavioural safety initiative which aims to change safety behaviour through observation, recognition and coaching, and which has involved extensive training prior to implementation. While it is still somewhat premature to report on the success of the programme, it has been well received throughout the company.

Growth through transformation

Transformation has not taken PPC by surprise. The company is totally committed to transformation and Broad Based Black Economic Empowerment (BBBEE).

PPC is proud of its continued progress and excellent track record in corporate governance and fully embraces the objectives of the Department of Trade and Industry's BBBEE transformation guidelines.

Strategically, PPC is also committed to complying with the Mining Charter requirements of achieving a black equity ownership target of 15% by 2009 and 26% by 2014. The management team is developing an empowerment scheme aimed at a broad selection of partners, including black investors, construction sector bodies and groupings, employees, and members of the communities, in which the company operates, through Community Trusts. It is planned that a BBBEE deal, when concluded, will incorporate the majority of the company's stakeholders.

Plans are in place to appoint more senior black executive directors and a black junior board. Selective shadow positions are being introduced to accelerate the appointment of black employees to more senior jobs.

To assist the company in the implementation of these strategies, the board has formed a BBBEE and transformation committee to which directors appropriate to this important process have been appointed. This committee will initially focus on the implementation of the company's BBBEE ownership plans. Advisors have been appointed to assist the company in this matter.

The Afripack empowerment transaction with Nozala has proved highly successful. The loan funding has been fully repaid a year early and the company continues to show good profit growth.

Social transformation

In a climate of increased criminal activity and violent crime, achieving true growth and transformation involves more than simple financial hand-outs. Of key importance is ensuring that projects become self-sustainable. This is the motivation behind the company's social investment and upliftment strategy which focuses on training and skills development.



Youngsters gain a sense of purpose and direction. PPC supports the Chrysalis Community Academy at Piketberg near our De Hoek factory

The company continues to support projects that develop skills, resulting in the beneficiaries taking their talents and newly gained skills to a true empowerment and entrepreneurial level. Such projects will eventually create jobs in the communities they serve and in so doing uplift the local economy, which in turn benefits the broader economy.

In addition, PPC supports numerous housing development projects such as the Habitat for Humanity corporate builds as well as the annual Women's Build.

The PPC Young Concrete Sculptors Awards remains a highlight in our calendar. The company is exceptionally proud of its recent achievement in winning the Business Day/BASA (Business & Arts South Africa) Award for this sponsorship.

This is further evidence that one of the greatest gifts business can bestow on a nation is its support of the arts.

Cash flow growth and dividends

While the improved trading conditions have further strengthened the company's cash flow, the continued demand growth has accelerated our capacity expansion and modernisation plans. These higher levels of capital investment will impact on special dividend declarations over the next few years.

A final dividend of 1 100 cents per share and a special dividend of 770 cents per share were declared by the board.

Looking to the future

The rate of earnings growth experienced in the past number of years is likely to be tempered until additional capacity from the Batsweledi project becomes available. The outlook for cement demand remains positive and continued strong performance is expected from the group.

Expenditure on the expansion projects should span three to four years. However, spending on the Batsweledi project together with the additional inland and coastal expansion plans will necessitate an increase in borrowings in the coming financial years.

Growth through enthusiasm

PPC has again experienced a year of record achievements and excellent performance. This performance can be attributed to the overwhelming passion and enthusiasm of the entire PPC team. A culture of ongoing improvement is nurtured by the management team of the company and I would like to thank John Gomersall, Orrie Fenn and the board of directors for their ongoing commitment to being the best at everything they do.

AJ Phillips
Chairman

7 November 2006

Chief executive officer's report

Growth plans deep into the future.

The history of our growth

The history of regional cement demand growth in South Africa, Botswana, Lesotho, Namibia and Swaziland since 1892 makes fascinating reading. The compound growth per decade is reflected in the graph on page 11. The prolonged growth phase experienced in construction activity and hence building materials demand since the beginning of 2001 has been almost unprecedented. Over the six years, demand has grown by almost 75% which equates to around 10% per annum compound growth.

The regional demand has grown to 14 million tons per annum, which is around 1,5 million tons higher than the total cement demand of the United Kingdom in 2005. A scenario of a continued 5% annual growth rate from the current market level implies that nearly 700 000 tons of new national capacity will be required per annum; or the equivalent of one new 1,5 million ton production line coming on-stream every second year. This additional capacity and modernisation of existing capacity will require significant capital investment over the next ten years.

Growth in our capacity utilisation

This year our cement facilities have been running at the highest production levels in the company's 114-year history. In the second half of the year, all South African production lines including the re-commissioned Jupiter kiln, ran at full capacity. At times this capacity was supplemented by clinker produced at the Zimbabwe operation, which was shipped to Jupiter for milling and conversion into additional cement and sold into the Gauteng market. The outlook for the year ahead indicates that we will need to run all of the facilities to the absolute limit for the entire year, which includes building up inventory during the lower seasonal demand period in the first half.

Operating at these unprecedented levels, however, poses a number of challenges. Some of the production lines are over forty years old and while the equipment is sound, it has a tendency to be less reliable and more expensive to maintain than modern equipment. As a result, the cost of operation is higher and this is reflected in the slight narrowing of margins experienced this last year in spite of the leverage effect of the additional volumes.

Meeting customers' demands at times when inventories are low and capacity is stretched has become increasingly complex. This logistical complexity of transporting cement, coal, raw materials and clinker increased dramatically in the second half of the year, but was made possible through our synergistic partnership with Barloworld Logistics which provides PPC with professional, outsourced distribution management services.

Supplying the country's growth

The regional cement demand growth outlook for the next eight years to 2014 is promising and whilst there may be minor downturns along the way, the planned infrastructural investments by both the public and private sectors should provide sustained growth in cement demand albeit not at the levels experienced over the last four years.



JE Gomersall *Chief executive officer*

Until such time as the new capacity comes on stream from our Batsweledi project and future Western Cape expansion project, the company has implemented plans to import SABS approved cement, manufactured to our Surebuild specifications. This cement is procured via a major international cement producer with which the company has had a relationship over many years. The first shipments arrived recently and others are planned for the year ahead.

This is an extremely intricate operation, involving long lead times and supply lines, and the process of contracting sea-freight capacity, loading, unloading, storing and delivering to customers is extremely complex. We are utilising our cement export team, to manage and streamline the import process based on their export knowledge and skills.

These imports are very sensitive to the rand/dollar exchange rate and it is highly unlikely that we will make any margin on the imported product. Our objective is to attempt to keep our customers supplied until the new capacity comes on stream, but we do not intend to subsidise imports. Cement prices in some regions, however, may have to be raised slightly to accommodate continued import supply to keep the infrastructural growth on track.

We anticipate that 300 000 to 500 000 tons of bagged cement will be imported in the next year, which amounts to between six million and ten million bags. However, when put in perspective, this approximates only 5% to 8% of our anticipated total sales for the coming year.

Growing cost pressures

In 2005, I outlined details of the significant cost increase pressures experienced in 2005. These pressures have continued throughout the past financial year and particularly in the area of energy costs.

The increased international US dollar crude oil and coal prices, combined with the impact of the weaker rand/dollar exchange rate have had a material impact on energy costs. Our average coal price this year increased by 17% while some of our three-year contracts were renewed at rand price increases in the region of 40%. In 2005 the price of diesel increased by almost 25% and during the current year the average price per litre increased by a further 22%. The impact of this on the cost of both quarrying operations and the road transportation of raw materials, coal and the distribution of cement, is a significant factor in PPC's overall cost structure.

Electricity costs increased in the region of 10% in spite of the Eskom tariff increase of only 5%. This reflects the impact of using increased peak time power at higher tariffs due to running our plants at full production. Imported maintenance spares and refractories both increased significantly as a result of the weaker rand with the latter reflecting a 25% increase as a result of both overseas price increases and the impact of the weaker currency.

Fortunately, rail rate increases during the current year were more tempered than in the previous year and averaged around PPI. In the second half, service levels from Spoornet

Chief executive officer's report *continued*

have improved somewhat and we commend them for their efforts in this area. However, Spoornet's capacity constraints remain a challenge and, as a result, the percentage of road logistics has increased significantly with the growth in our level of operations.

Once again, these growing cost pressures will unfortunately place pressure on the cement price and are likely to result in a January price increase in the region of the recent levels of PPI.

Investing for growth

It is 22 years since PPC's last production line was built at Dwaalboom, and we are pleased with the progress on the Batsweledi expansion project. Similarly, the detailed planning for the proposed new inland cement milling facility at our Hercules plant in Tshwane and proposed new quarry and production facility at our Riebeek West operation are also on track.

The cement manufacturing industry is one of extremely long time frames and PPC plans new facilities for a minimum life-span of 40 year life. The building of a new production line has a long time frame of approximately five years from start of feasibility study to the commissioning of the plant. Given the rapid growth over the past four years, it is therefore not surprising that it appears as if the industry has been caught somewhat unprepared in terms of installing new capacity to meet the burgeoning demand. Major investments of this nature require certainty as to whether growth rates and returns on investment will be maintained and five years ago nobody was postulating the sustained levels of construction growth.

The pressure to invest in our own manufacturing infrastructure reflects the multiplier effect of the recent growth in the country's infrastructure and that planned through to 2014. As a result of the long lead times we are already planning for the subsequent phase of growing our infrastructure in both the inland and coastal regions to follow the Batsweledi and Western Cape projects. This gives an indication of the extent to which our planning has to extend deep into the future. The exact timing of the subsequent phase of projects will be dependent on the sustainable growth in infrastructural activity in the country and thus cement demand.

One of the consequences of not building new production lines for two decades has been the loss of many project skills that the company once possessed. During this year we have assembled a highly professional and energetic project team to plan and manage this important aspect of our future growth.

All major capital project activity now falls under Koos Taljaard, the cement division projects director, and his team. As many members of the team did not have specific cement technology or project experience, we have drawn on the vast experience of many former senior management retirees, who were not only willing but excited to work for PPC as consultants with the project team. This has facilitated a transfer of knowledge, experience and specific skills to the team and has played a major part in the professionalism with which these projects have been tackled. My thanks go to the champions of yesteryear, who built PPC into what we know and operate today, for their invaluable assistance with these projects.

Safety is a key particular risk area that has been identified with the major projects and especially where the construction activity is taking place on an existing factory site. Once again, the team must be commended for the best practices that have been collated and implemented. No one is in any doubt as to the ongoing vigilance and attention necessary on an hour-by-hour basis by all employees and construction teams in adhering to safety standards and procedures.

Growing empowerment and transformation

Progress on internal transformation continues whilst externally the increased spend with SMMEs, PDIs and PDEs, and increase in social and community activities over the year has been gratifying. The good progress made during the year is covered in the social section of this report.

Our affirmative action programme for our historically disadvantaged employees lies at the very heart of our Kambuku process. Our focus on the development, mentorship and enhancement of the skills of all employees to ensure that they become globally competitive, has delivered fine results. Of our seven South African cement factories, three are now run by extremely capable black managers, two of whom have been with the group for many years. A total of 11 historically disadvantaged employees have been promoted to senior management positions based on their own merit and as a result of the Kambuku programme. These roles cover disciplines from sales and marketing to, finance, project management, environmental and risk management, and organisational performance.

SA regional cement demand – compound growth per decade


20
18
16
14
12
10
8
6
4
2
0
Compound growth %
15,3%
18,6%
6,2%
9,3%
8,0%
3,9%
7,8%
2,5%
0,6%
0,2%
9,7%
1892 to 1910
1910s
1920s
1930s
1940s
1950s
1960s
1970s
1980s
1990s
2001 to 2006

The programme has revealed that there is an abundance of talent amongst our historically disadvantaged employees who are being nurtured for promotion to further senior management positions in the organisation over the next few years.

The company is now implementing its BBBEE equity ownership strategy, as outlined in the chairman's review, and we anticipate making good progress in the coming year. Most importantly, this should enable our historically disadvantaged employees to benefit through their involvement in this process, in addition to the annual incentive or gainshare bonus schemes.

Growing our people

Earlier this year, the second phase of our Kambuku programme was launched, with a new vision to more than double the value of PPC for all stakeholders by 2010. The new vision focuses on building sustainable competence through "Learning for Growth". Through the programme we will continue to focus on the opportunities that face the company and our employees equating them to "goals for" the company and the team, while at the same time eliminating the challenges and threats that may arise resulting in "goals against" us all. Further detail on this programme is outlined in the social report.

Growth in productivity

Improved productivity and operational efficiency achievements made this past year reflect the ongoing benefits of Value Based Management and PPC's Kambuku way of life. The energy and commitment of the entire PPC team is focused not only on achieving the company's targets but their own personal development goals as well, which together ultimately creates a better life for all stakeholders. Many thanks go to all of them, because they make my job easier and make it possible for us all to sleep well at night.



JE Gomersall
Chief executive officer

7 November 2006

Board of directors


JE Gomersall, Chief executive officer


O Fenn, Chief operating officer


P Esterhuysen, Director, finance and administration

Executive directors

JE Gomersall (60) (British)
CA(SA)
Chief executive officer
John Gomersall joined Barloworld in 1971 and has completed in excess of thirty-five years in capital-intensive commodity businesses. He started his career in the stainless steel and ferrochrome industries, culminating in his appointment as group managing director of Middelburg Steel and Alloys (Pty) Ltd in 1986. He joined the Barloworld board in 1989 and moved into the cement and lime business segment as group managing director of Pretoria Portland Cement in 1992. In 1990 he led the business team that created the Middelburg Peace Forum, which was the role model for the National Peace Accord in South Africa. He is a past deputy president of the International Chrome Development Association, headquartered in Paris and past chairman of the South African Cement and Concrete Institute.

O Fenn (52) (British)
BSc (Hons) Eng, MPhil Eng, Dr Eng
Chief operating officer
Orrie Fenn was appointed chief operating officer in May 2005. He was appointed to the PPC board in March 2004 as managing director, cement division. He joined the PPC group in 1999, initially to lead the global technical benchmarking of the cement division facilities. Later in that same year he was appointed operations director of the cement division, with responsibility for the South African cement factories and quarries. In 2002, he was appointed sales and marketing director of the cement division.

Prior to joining PPC, he spent seven years at the Chamber of Mines Research Organisation (COMRO) and obtained a doctorate in the field of underground rock boring. He was also projects director of the Murray & Roberts cement, aggregate and ready mix division.

He is a member of the SA Institute of Mining & Metallurgy, a fellow of the SA Institute of Quarrying and has a government Certificate of Competency (Mines and Works).

P Esterhuysen (50)
BCom, BAcc, CA(SA)
Director, finance and administration
Peter Esterhuysen was appointed to the PPC board in December 2003 as director, finance and administration. He rejoined PPC from Barloworld Coatings, having previously held the position of financial director, cement division for almost six years, prior to transferring to the coatings division of Barloworld as group financial director in 2002.

Before joining PPC in 1996, he held various executive directorship positions in a number of South African manufacturing and retailing companies, including major corporates. He has more than 14 years' collective service with the Barloworld group and extensive experience in all aspects of manufacturing, corporate finance and taxation.

S Abdul Kader (36)
BSc, BB&A (Hons), MBA (Cum Laude)
Director, organisational performance
Salim Abdul Kader was appointed to the PPC board in May 2005 as executive director responsible for organisational performance. He joined the PPC group in 2004 as organisational performance director, cement division and was thereafter appointed an alternate director on the PPC board in November 2004.



S Abdul Kader, Director, organisational performance



RH Dent, Director, strategic projects

Prior to joining PPC he was the organisational effectiveness executive for the Tiger Brands group, responsible for human resources development. Salim started his career with Tiger Food Brands in the technical and operations functions before moving into human resources.

RH Dent (55)
BSc (Hons), BCom, Dip Datametrics
Director, strategic projects
Harley Dent was appointed to the PPC board in 1993 as director, strategic projects. He joined Cape Portland Cement Company Limited, a subsidiary of PPC, in 1978 and has been with the group for 28 years. He is a fellow of the South African Chemical Institute, the South African Institute of Mining and Metallurgy and the Institute of Quarrying of Southern Africa. He is a past chairman of the Institute of Quarrying of Southern Africa and is currently chairman of the Aggregate & Sand Producers Association of South Africa (APASA).

Non-executive directors

AJ Lamprecht (54)
BCom, LLB, PED-IMD
André Lamprecht was appointed to the PPC board in 1997. He practiced as an advocate of the High Court of South Africa prior to being invited to join the Barloworld group in 1981. From 1983, he played a leading role in steering the group through a turbulent decade of political transition into a post-apartheid South Africa. He was appointed to the Barloworld Limited board in 1993, assuming responsibility for the company's interests in Namibia and Botswana in addition to human resources, social investment and other responsibilities. Currently he is chief executive officer of Barloworld Coatings. He has served on behalf of Barloworld on numerous public bodies and is a past chairman of Business South Africa, past president of the AHI and past chairman of its Board of Trustees and Chairman of the Standing Committee on Corporate and Public Governance. He is also a director of the National Business Initiative (NBI), trustee of the Business Trust and former business convenor of the Trade and Industry Chamber of the National Economic Development and Labour Advisory Council (Nedlac), a member of its executive council, a member of the BUSA and CHAMSA councils and a member of the Retirement Funds Advisory Committee of the Minister of Finance. He was also a long-standing senior member of the Standards Committee of the International Labour Organisation (ILO).

AJ Phillips (60) (British)
BSc (Eng)
Chairman
Tony Phillips was appointed a director of PPC in 1998 and chairman in May 2004. He joined Barloworld Limited in 1968 and has spent most of his career in the capital equipment business, initially in South Africa and then in Spain.

He was appointed to the Barloworld Limited board in 1995 and became chief executive officer on 1 October 1998. He is a trustee of the Bright Kid Foundation (Edutainers), Business Against Crime and Joburg Art Bank. He is also on the board of governors of Michaelhouse in Balgowan, KwaZulu-Natal, a member of the Faculty of Engineering and the Built Environment Advisory Board of the University of the Witwatersrand, the chairman of NOAH (Nurturing Orphans of AIDS for Humanity) and a director of WWF South Africa (World Wide Fund for Nature) and Business Leadership SA.

Board of directors *continued*

CB Thomson (40)

BCom (Hons), CA(SA), MPhil (Cantab)

Clive Thomson was appointed to the PPC board in May 2004. He is currently finance director of Barloworld Limited, having joined the Barloworld group in March 1997 as finance director of the coatings division and was appointed to the Barloworld board in April 2003. He will assume new Barloworld Limited executive responsibilities on 1 December 2006 when he becomes chief executive of Barloword Equipment. Previously he was a partner of Deloitte & Touche where, in addition to his audit client responsibilities, he served in technical advisory and education portfolios. He spent a year with Deloitte in Princeton, United States as part of an international project team designing and implementing technology solutions for the global practice. In 1993 he completed his Master of Philosophy (M. Phil) degree at Cambridge University, England, in the Economics and Politics of Development.

DG Wilson (49)

BCom, CTA, CA(SA)

Don Wilson was appointed to the PPC board in November 2006. He originally joined Barloworld Limited in December 1982 and held various executive financial positions in the Barloworld group, mainly within the equipment division. He also spent some time in Spain subsequent to the acquisition of Barloworld Finanzauto. He left Barloworld in April 1999 and joined Sappi Limited as executive director – finance. He rejoined Barloworld Limited in August 2006 and was appointed as executive director at the end of September 2006.

Independent non-executive directors

WAM Clewlow (70)

OMSG (Class Gold for service in South Africa), CA(SA) DEcon (hc), CMSA

Warren Clewlow was appointed to the PPC board in 1983 and served as chairman from November 1993 to May 2004. He is chairman of Barloworld Limited and past chairman of the Nedbank group and Iscor (now Mittal Steel). He has been a director of numerous companies including Old Mutual South Africa and Old Mutual Plc and currently serves on the boards of Sasol Limited and Rustenburg Wines (Pty) Limited.

He joined Barloworld Limited in 1963 and was appointed to the board in 1974. He was appointed chief executive officer in 1983, deputy chairman in 1985 and chairman in 1991. He retired as an executive director in July 1999.

He is a past chairman of the State President's Economic Advisory Council, chairman of the Carl and Emily Fuchs Foundation, honorary treasurer for the African Children's Feeding Scheme and a trustee of the Nelson Mandela Children's Fund, the FW de Klerk Foundation, Project South Africa Trust and the College of Medicine Foundation. He is a fellow of the Duke of Edinburgh's Award Fellowship and chairman of the Duke of Edinburgh's South African Foundation and the President's Award for Youth Empowerment Trust.

MJ Shaw (68)

CA(SA)

Martin Shaw was appointed to the PPC board in 2001. He served as managing partner, chief executive and chairman of Deloitte & Touche in South Africa until his retirement from the firm in 2001. He was president of the Natal Society of Chartered Accountants from 1977 to 1978 and president of the South African Institute of Chartered Accountants from 1982 to 1983.

He is chairman of Reunert Limited and a director of Illovo Sugar Limited, JD Group Limited, Liberty Group Limited, Liberty Holdings Limited, Murray & Roberts Holdings Limited, Standard Bank Group Limited and Standard Bank of South Africa Limited.

J Shibambo (58)

Dip Bus Econ, Dip Bus Admin, Dip Estate Agency

Joe Shibambo was appointed to the PPC board in May 2005. He has been involved in the construction industry since 1979, and has gained invaluable knowledge in building construction, construction management, property development and the implementation of BEE development programmes. He is the managing director of Hlamalane Investment Holdings, a holding company established in 2005. Through his organisation, he helps historically disadvantaged individuals in the basic management principles of the construction industry and the effective management thereof. He was the first black independent residential developer to start a "green fields" township development and the first independent contractor to build a shopping centre, both of which were in Soweto.

EP Theron (65)

BCom, LLB, FIBSA

Eddie Theron was appointed to the PPC board in 1996. He was formerly group chief executive of Standard Bank Investment Corporation Limited. He is also on the board of Barloworld Limited and Mutual & Federal Insurance Company Limited.

Audit committee
MJ Shaw (Chairman)
WAM Clewlow
J Shibambo
CB Thomson

Black economic empowerment and transformation committee
JE Gomersall (Chairman)
MJ Shaw
J Shibambo
DG Wilson (Alternate: AJ Lamprecht)

Cement division audit committee
P Esterhuysen (Chairman)
O Fenn
KPP Meijer

Lime division audit committee
P Esterhuysen (Chairman)
O Fenn
GT Heyns

Risk management and compliance committee
AJ Phillips (Chairman)
O Fenn
JE Gomersall
GT Heyns
MJ Shaw

Remuneration committee
AJ Phillips (Chairman)
WAM Clewlow
MJ Shaw
EP Theron

Nominations committee
WAM Clewlow (Chairman)
AJ Phillips
MJ Shaw
EP Theron

Management

Divisional executive team: Cement

Brian Graumann (43)
Financial director
BCom, BAcc, CA(SA)

Colin Jones (53)
Technical director
BSc (Hons), BCom

Pepe Meijer (46)
Operations director
BEng (Mech), MBA

Kevin Odendaal (39)
Supply chain director
BSc (Mech Eng), Pr Eng

Koos Taljaard (48)
Projects director
BEng (Mech), Pr Eng

Craig Waterson (47)
Sales and marketing director
BSc (Civ Eng), MBL, Pr Eng

Divisional executive team: Lime

Deon Heyns (50)
Managing director
BEng (Mech)

Johan Claassen (47)
General manager, Lime Acres
BEng (Mech), Pr Eng

Jacques van Jaarsveld (40)
Financial manager
BAcc, BCom (Hons), CA(SA)

Simon Willmott (48)
General manager, marketing
MSc (Met), MBA

Organisational profile

Pretoria Portland Cement Company Limited was established in 1892 as De Eerste Cement Fabrieken Beperkt and listed on the JSE Securities Exchange South Africa in 1910 and Zimbabwe Stock Exchange in 2001. At year-end it was a 71,67%-owned subsidiary of Barloworld Limited.

The history of the company is closely linked to the growth and development of the country. PPC has produced cement for many of the country's most famous landmarks and construction projects. These include the Union Buildings, the Gariep Dam, Van Stadens River Bridge, the Huguenot Tunnel and much of the rest of southern Africa's infrastructure.

PPC Cement is the leading supplier of cement in southern Africa. Its nine manufacturing facilities in South Africa, Zimbabwe and Botswana have capacity to produce 6,9 million tons of cementitious products per annum. The company's distribution network supplies quality branded cement to the building and construction industry, concrete product manufacturers and retail outlets such as builders merchants, hardware stores and DIY centres.

The company's cementitious brands include the market-leading "Surebuild" brand in South Africa and "Unicem" in Zimbabwe. In addition to serving the southern African domestic markets, cement is exported to other African countries and the Indian Ocean islands.

Related products sold include aggregates from the company's Gauteng quarries at Mooiplaas and Laezonia and in Botswana.

1. Hercules
2. Jupiter
3. Slurry
4. Dwaalboom
5. Riebeeck
6. De Hoek
7. Port Elizabeth
8. Colleen Bawn
9. Bulawayo
10. Beestekraal quarry
11. Dwaalboom quarry
12. Slurry quarry
13. Zoutkloof quarry
14. Riebeeck quarry
15. Grassridge quarry
16. Colleen Bawn quarry
17. Lime Acres
18. Lime Acres quarry
19. Mount Stewart quarry
20. Laezonia quarry
21. Mooiplaas quarry
22. Kgale quarry
23. Gaborone Readymix
24. Gaborone Cement
25. Head office (Sandton)



■ Cement plants ■ Limestone quarries o Aggregate quarries • Lime quarries • Lime plant o Gypsum quarry ● Head office

PPC Lime is the leading supplier of metallurgical grade lime, burnt dolomite, limestone and related products in southern Africa. It operates one of the largest lime plants in the world at Lime Acres in the Northern Cape province of South Africa.

Lime is one of the world's most widely used chemicals. Its major applications include its use as a flux in pyro-metallurgical industries (eg steel making) and as a neutraliser, coagulant or chemical catalyst in gold extraction, water purification, effluent treatment, sugar refining and the manufacture of industrial chemicals.

Hydrated lime is used primarily for water purification and soil stabilisation. Graded and crushed limestone products are sold to the water treatment and metallurgical industries.

Dolomite products are sold primarily to the metallurgical industries.


Barloworld
PPC 71,67%
PPC Cement* 100%
PPC Lime 100%
Mooiplaas Dolomite 100%
Porthold^ 100%
PPC Botswana~ 100%
Kgale Quarries~ 100%
* PPC Cement is a division of PPC
^ Registered in Zimbabwe
~ Registered in Botswana

Corporate governance structure and management systems

Black economic empowerment committee established to provide an objective forum on all matters relating to transformation.

The company is incorporated in South Africa under the provisions of the Companies Act, 1973, as amended. PPC and its subsidiaries are fully committed to the principles of fairness, integrity, accountability, responsibility and transparency associated with good corporate governance.

The company accepts the principles and firm recommendations set out in the King Report on Corporate Governance for South Africa – 2002 (King II) and complies with the additional requirements of the JSE Limited. Where the company's view is contrary to that of the King II recommendations and that of the JSE Limited, this is noted and reasons given.

In terms of non-financial aspects, the company complements these extended reporting requirements by adopting the Global Reporting Initiative's Sustainability Reporting (GRI) guidelines on economic, environmental and social performance. The company has also continued to meet the criteria of the JSE Limited's Social Responsibility Index since its inception in 2004.

The company's systems of corporate governance are continually evolving as the needs and expectations of stakeholders develop.

Key achievements during the period to meet these needs and expectations include:

- all executive and divisional directors, who had not previously attended director development programmes, attended a one-day programme facilitated by the Institute of Directors; and
- a formal board performance evaluation exercise is being performed.

Board accountability and delegated functions

The general powers of the directors of PPC are conferred by the provisions of the company's articles of association and by the South African Companies Act.

In accordance with a formal charter, the board has reserved to itself the following responsibilities:

- approval of the strategic plan and rolling forecasts;
- approving objectives and performance targets;
- reviewing key risks, especially in respect of technology and systems;
- appointment of the chief executive officer and other directors;
- maintenance of succession plans;
- determination of overall policies and processes to ensure the integrity of the company's internal controls; and
- monitoring the implementation of board plans and strategies against a background of economic, environmental and social issues relevant to the company.

The charter expresses the board's philosophy in regard to excellence in customer satisfaction, quality and safety of products and services; optimisation in the use of assets and employee development; respect for human dignity and observance of fundamental human rights; national and international corporate citizenship, including sound relationships with regulatory authorities.




JSE

PPC was listed on the JSE in 1910, when it paid its first dividend.

Corporate governance structure and management systems *continued*

Whilst retaining overall accountability and subject to matters reserved to itself, the board has delegated to the chief executive officer and other executive directors, authority to run the day-to-day affairs of the company.

Audit, risk management and compliance, black economic empowerment and transformation, nominations and remuneration committees assist the board in the discharge of its duties. Each committee acts within written terms of reference, under which certain functions of the board are delegated with clearly defined purposes and membership requirements. Board committees may take independent professional advice at the company's expense when necessary. The committees are subject to regular evaluation by the board in regard to performance and effectiveness. Chairmen of the board committees and the lead client service partner of the external auditors of the company are required to attend annual general meetings to answer questions raised by shareholders.

A formal self-evaluation of the board and its committees performance and effectiveness is in the process of being carried out. This exercise is conducted by means of individual questionnaires completed by each board and committee member. All responses are treated confidentially. The company secretary collates the results of all the questionnaires and reports the findings to the chairman who advises the board of the results.

Board of directors

At year-end there were five executive and eight non-executive directors. The curriculum vitae of each director of the company is published on pages 12 to 14.

As a subsidiary of Barloworld Limited it is to be expected that a number of PPC directors would also be directors of the holding company. The PPC board considers that:

- Messrs WAM Clewlow and EP Theron, who are independent non-executive directors of Barloworld Limited, are also independent non-executive directors of PPC because they are not representatives of Barloworld on the PPC board, but individual directors with independent status;
- Mr AJ Phillips, who is an executive director of Barloworld Limited, is a non-executive director and chairman of PPC; and
- Messrs AJ Lamprecht, CB Thomson and DG Wilson, who are executive directors of Barloworld Limited, are non-executive directors of PPC.

Messrs MJ Shaw and J Shibambo are also independent non-executive directors of PPC as contemplated in subparagraph 2.4.3 of the King Code of Corporate Practices and Conduct and paragraph 3.84(f) of the JSE Limited's listings requirements.

Considerable thought has been given to board balance and composition and collectively the board believes that the current mix of knowledge, skill and experience meets the present requirements to lead the company effectively. The selection and nomination of directors takes place according to well defined procedures to ensure professional qualification and business experience required to meet the company's objectives.

The non-executive directors are considered to have the skill and experience to bring balanced and independent judgement to bear on board business.

The agenda and supporting papers are distributed to all directors prior to each board meeting. Explanations and motivations for items of business requiring decisions are given in the meeting by the appropriate executive director. This ensures that all the relevant facts and circumstances are brought to the attention of directors. When necessary, decisions are also taken by the directors between meetings by written resolution as provided for in the company's articles of association. Directors have unrestricted access to all company property, information and records.

Six board meetings were held during the period under review. All the directors attended these meetings, except as indicated in the table below:

Date	Apologies tendered
23/01/2006	WAM Clewlow RH Dent
13/02/2006	AJ Lamprecht CB Thomson
11/04/2006	WAM Clewlow AJ Lamprecht MJ Shaw
09/05/2006	WAM Clewlow
10/08/2006	No apologies
07/11/2006	S Abdul Kader EP Theron



The PPC Dwaalboom factory in Limpopo province

The meeting held on 11 April 2006 was convened at short notice. Directors unable to attend were fully briefed on the business before the meeting and provided their decisions to the chief executive officer who referred them to the board at the meeting.

Any new appointment of a director is considered by the board as a whole, on the recommendation of the nominations committee. The selection process involves consideration of the existing balance of skills and knowledge and a continuous process of assessing the needs of the company. Other significant personal and/or business commitments of potential candidates for appointment are considered by the nominations committee as part of the selection process and are disclosed to the board. Non-executive directors are also required to advise the board of any subsequent changes to or additional commitments from time to time. These changes must have the chairman's approval if material.

The company arranges an induction programme for new directors. This includes an explanation of their fiduciary duties and responsibilities, director development programmes arranged through the Institute of Directors and visits to the main operations, where discussions with management facilitate an understanding of the company's affairs and operations.

Directors are appraised, whenever relevant, of any new legislation and changing commercial risks that may affect the business interests of the company.

In certain circumstances it may become necessary for a non-executive or independent director to obtain independent professional advice in order to act in the best interests of the company. Such a director also has unrestricted access to the chairman, executive directors and the group secretary. Where a non-executive or independent director takes reasonable action and costs are incurred, these are borne by the company.

By convention, executive directors retire from the board at 63 years of age whilst non-executive and independent directors retire at the next annual general meeting following their 70th birthday.

In terms of the company's articles of association, at every annual general meeting, at least one-third of the directors retire from the board. In addition, a director appointed by the board to fill a vacant seat must retire from that office at the next annual general meeting. Directors retiring in this manner may offer themselves for election or re-election, as the case may be, subject to recommendation from the nominations committee.

At the forthcoming annual general meeting, Mr DG Wilson, having been appointed as a director by the board during the year, is required to retire, Mr WAM Clewlow retires having reached retirement age and Messrs O Fenn, JE Gomersall, AJ Phillips and CB Thomson are required to retire by rotation in terms of the articles of association. Other than Mr WAM Clewlow and Mr CB Thomson, who has been assigned new executive functions at Barloworld Limited and will not be standing for re-election, all have offered themselves for

Corporate governance structure and management systems *continued*

election and re-election respectively at that meeting and the nominations committee has recommended their re-election.

There are no contracts of service between any directors and the company or any of its subsidiaries that are terminable at periods of notice exceeding three months and requiring payment of compensation.

Fees payable to non-executive and independent directors are recommended by the board and fixed by the shareholders at the annual general meeting.

Ten meetings of the executive directors and senior executives were held during the period under review in order to assist the chief executive officer and the chief operating officer to guide and control the overall direction of the business of the company, monitor business performance and to act as a medium of communication and co-ordination between business units, group companies and the board.

Chairman and chief executive officer

No individual has unfettered powers of decision making. Responsibility for running the board and executive responsibility for conduct of the business are differentiated. Accordingly, the roles of the chairman of the board and chief executive officer are separate.

The group secretary

The group secretary provides the board as a whole and directors individually with detailed guidance on the discharge of their responsibilities. He is also a central source of information and advice to the board and within the company on matters of ethics and good governance. Appointment and removal of the group secretary are matters for the board as a whole. The group secretary maintains and regularly updates a corporate governance manual, copies of which are distributed to all newly appointed directors.

The group secretary ensures that the proceedings and affairs of the board, its committees, the company itself and, where appropriate, owners of securities in the company are properly administered in accordance with the pertinent laws. He ensures compliance with the rules and listings requirements of the JSE Limited and the Zimbabwe Stock Exchange on which the company's securities are listed. The group secretary also administers the statutory requirements of the company and its subsidiaries in South Africa.

All directors have direct access to the group secretary at all times. Directors and officers of the company keep him advised of all their dealings in securities of the company, and a report is tabled at the board meeting following any such dealings.

Insider trading

The Securities Services Act regulates transactions by directors and officers in securities issued by the company and the company has issued a set of guidelines and rules for its directors, officers and employees.

No employee, his/her nominee or members of their immediate family may deal either directly or indirectly, at

As a member of the Barloworld group of companies, PPC . together with fellow Barloword subsidiaries are consistently looking for synergistic partnerships and solutions that will enhance the business.



any time, in the securities of the company on the basis of unpublished price-sensitive information regarding the company's business or affairs. No director or officer of the company may deal in the securities of the company during the closed periods determined by the board in terms of a formal policy controlled by the group secretary. Closed periods are from the end of the interim and annual reporting periods until 24 hours after the announcement of financial and operating results for the respective period. From time to time, additional periods may be declared "closed" if circumstances warrant this action.

Dealing in the securities of the company at any other time is permitted but approval must be obtained in advance of any transaction from the chief executive officer.

When any director or officer wishes to buy, sell or take a position in securities of the company, they must notify the group secretary of their intentions prior to the transaction and record in writing immediately after the transaction the details thereof and deliver a detailed written record thereof to the group secretary within 24 hours.

A list of persons who are restricted for this purpose has been approved by the board and is revised from time to time. A register of directors and officers is available for inspection at the company's registered office in Sandton, South Africa.

The listings requirements of the JSE Limited extend obligations regarding transactions in the securities of the company to be disclosed to the market within 48 hours and specifically include all group directors and the secretary and also any associate of the group's directors or secretary or any independent entity or investment managers through which the group directors or secretary may derive a present or future beneficial or non-beneficial interest.

Accounting and reporting

The board places strong emphasis on achieving the highest standards of financial management, accounting and reporting to shareholders. Successful harmonisation with International Financial Reporting Standards has been achieved in the current year.

PPC's annual report for 2005 earned a sixth consecutive award from Ernst & Young for "Excellence in Financial Reporting".

Audit committee

MJ Shaw (chairman), WAM Clewlow, J Shibambo, CB Thomson.

The committee was unchanged from the prior year.

The audit committee consists exclusively of independent and non-executive directors. Its chairman is an independent non-executive director.

The Barloworld Limited head of internal audit and the principal engagement partner in charge of the external audit are invited to attend all meetings. They have unrestricted access to the chairman and other members of the audit committee. The financial director and any other executives may, at the discretion of the chairman of the audit committee, also be invited to attend and be heard. No such invited attendee has voting rights.

The audit committee has written terms of reference. Its duties relate to the safeguarding of assets, the identification and monitoring of the exposure to significant risks, the operation of adequate systems and control processes and the presentation of accurate and balanced financial statements and reports complying with all relevant corporate disclosure requirements and accounting standards.

The board places strong emphasis on maintaining appropriate systems of internal control. An internal control scorecard is reported to the audit committee for each business operation annually. All defalcations above R1 000 are also reported.

The audit committee met on:

- 3 May 2006, to consider reports from the internal and external auditors and the interim report for the half-year ended 31 March 2006. The committee was satisfied that the interim financial information and the interim report were accurate and resolved that the chairman recommend approval by the board on 9 May 2006. The committee also considered a report from the risk management and compliance committee and noted that group and divisional risk registers, as well as the status of disaster recovery and business continuity planning and information security management, had been considered in detail by that committee.
- 6 November 2006, to consider reports from internal and external auditors and the financial statements for the year ended 30 September 2006. The committee was satisfied that the financial statements and the preliminary report were accurate and resolved that the chairman recommend approval by the board on 7 November 2006. The Deloitte & Touche principal engagement partner and technical manager responsible for the audit were present. The committee also considered the company's ability to continue as a going concern, the valuations of investments, exceptional items, outstanding litigation and claims, judgements and sources of estimation and uncertainty as well as business continuity plans and information security.

Corporate governance structure and management systems *continued*

PPC has implemented a formal policy to limit and regulate the use of external auditors in so far as provision of non-audit services is concerned. In particular external auditors cannot be used in the provision of internal audit or such other services which could in any way impair their audit independence.

The company requires the external auditors to carry out their audit with due regard for the findings and work of the internal audit function. To this end the audit committee encourages consultation between the external and internal auditors and ensures that meetings are held periodically to discuss matters of mutual interest and that working papers, management letters and reports are exchanged so that there is a common understanding of audit techniques, methods and terminology.

The external auditors attend the audit committee meetings of PPC and its principal subsidiaries. They are required to demonstrate the highest level of professionalism, ethics, commitment, and that their independence has in no way been impaired.

At these meetings the company also assesses whether the auditors have complied with these requirements. The engagement partner is required to rotate from the audit after a period of seven years' service.

The audit committee has taken cognisance of the international requirement to rotate the external audit partner after a period of less than seven years' service and will review the applicable South African legislation once promulgated in order to establish a revised policy on the rotation period.

The audit committee has recommended that the external auditors be reappointed at the forthcoming annual general meeting.

During the period under review, the committee met twice. All committee members attended these meetings.

The board has determined that the audit committee, which has no executive powers, has satisfied its responsibilities for the period under review in compliance with its terms of reference.

Risk management and compliance committee

AJ Phillips (chairman), O Fenn, JE Gomersall, GT Heyns, MJ Shaw.

The committee was unchanged from the prior year.

The chairman of the committee is a non-executive director.

The risk management and compliance committee assists the board in discharging its duties with respect to recognising all material risks to which the group is exposed and ensuring the requisite risk management culture, practices, policies, resources and systems are in place and functioning effectively and that controls are in place to provide reasonable assurance that the company is in compliance with those laws and regulations to which it is subject.

The primary function of the committee is to assist the board in the assessment and management of risk across the PPC group, legal compliance and related management and audit processes in order to ensure that they are being adequately identified, evaluated and addressed at the appropriate organisational level. It primarily addresses risk, health and safety, environment, mining, production and engineering issues. During 2006, this committee reviewed developments in high level risks and their potential impact on the business, land rights claims, the company's HIV/Aids strategy, the insurance programme and legislation which would be applicable to PPC. The risk management and compliance committee acts within written terms of reference approved by the board.

Other than for external audit, the company has merged its auditing activities under one umbrella referred to as the joint audit process (JAP) with the group-wide objective of fostering:

- audit methodologies and the avoidance of duplication;
- an holistic view of the business and its related risks;
- internal and external line specialists' involvement;
- the sharing of best practice and knowledge;
- encouraging continuous improvement;
- adherence to company policies; and
- compliance with legislation.

The head of the JAP is invited to attend all meetings. He has unrestricted access to the chairman and other members of the risk management and compliance committee. At the discretion of the chairman, other executives may also be invited to attend and be heard. No attendee so invited has voting rights.

In the period under review, the committee met twice. All committee members attended these meetings except Mr JE Gomersall who was unable to attend the meeting on 19 April 2006 and tendered his apologies accordingly.



A Barloworld logistics vehicle delivering bulk cement to the Berg River Dam construction site in the Western Cape

The board has determined that the risk management and compliance committee, which has no executive powers, has satisfied its responsibilities for the period under review in accordance with its terms of reference.

Nominations committee

WAM Clewlow (chairman), AJ Phillips, MJ Shaw, EP Theron.

The committee is unchanged from the prior year.

The nominations committee makes recommendations to the board on the composition of the board and the balance between executive and non-executive directors. Skill, experience, and diversity are taken into account in this process.

The committee is responsible for identifying and nominating candidates for the approval of the board as additional directors or to fill any board vacancies when they arise. It also advises the board on succession planning, especially in respect of the chairman of the board and chief executive officer.

In addition, the committee recommends for re-election directors who retire in terms of the company's articles of association.

During the period under review, the committee met to consider the directors who were standing for re-election at the forthcoming annual general meeting. In accordance with the committee's findings, the board recommends to shareholders the election of Mr DG Wilson and the re-election of Messrs O Fenn, JE Gomersall and AJ Phillips to the board.

The committee had also noted that the board was balanced with a majority of non-executive directors as suggested by the code of corporate practices and conduct.

The board has determined that the nominations committee, which has no executive powers, has satisfied its responsibilities for the period under review in compliance with its terms of reference.

Remuneration committee

AJ Phillips (chairman), WAM Clewlow, MJ Shaw, EP Theron.

The committee is unchanged from the prior year.

The code of corporate practices and conduct recommends that the chairman of the remuneration committee should be an independent director. However, the board has resolved that Mr AJ Phillips, a non-executive director, is best suited as chairman having regard for his wider Barloworld group role and the fact that the Barloworld remuneration policy has a bearing on PPC executive remuneration.

This committee is composed entirely of non-executive directors. It is mandated, within agreed terms of reference, to deal with remuneration policy in general and to approve the salaries and benefits of the executive directors and senior management. The committee also advises with regard to non-executive directors' fees and fees for those directors who are members of board committees, for onward recommendation to shareholders at the annual general meeting.

The company's philosophy is to set remuneration which is appropriate, taking into account levels of responsibility and

Corporate governance structure and management systems *continued*

the need to attract, motivate and retain directors, executives and individuals of high calibre.

Base salaries are reviewed once a year and take into account external market practices as well as the targeted median and individual performance. Annual salary increases are not guaranteed.

An incentive scheme based on cash flow return on investment (CFROI®) targets, offers incentives to executive directors and senior management and gainsharing to all other levels of staff. These targets include a demanding "year-on-year stretch" to ensure value creation for shareholders. Targets are set at company and operational levels and applied with the appropriate weighting based on the individual's ability to influence results and add value.

A percentage of these incentives is directly linked to either personal or team goals with the aim of improving performance while at the same time striking a balance between short, medium and long-term company objectives. These include minimum standards, company values, performance improvement, people development and employment equity. The bonus formula is structured so as to reward those individuals who have achieved their objectives.

Executive directors and selected key executives participate in the share option scheme of the parent company, Barloworld Limited. Under this scheme, allocations of share options are generally made annually at market value and may be exercised, subject to the rules of the scheme, only after periods of between three and ten years (three and six years for options granted after 2003). The rules require executives to be in the employ of the Barloworld group or retired on the vesting dates. As part of the Barloworld group, this arrangement facilitates the world-wide development and deployment of senior executives to the benefit of both PPC and Barloworld. It also recognises that PPC is a major contributor to the overall results of Barloworld.

The company continues to review the balance between the fixed and variable component of its remuneration with the aim of increasing, subject to company and individual performance, the variable component. The proposed change is motivated by the need to sustain superior performance and increase shareholder value in the long term.

The chief executive officer, Mr JE Gomersall, attends the committee meetings ex-officio. He does not participate in discussions regarding his own remuneration, which is set by the Barloworld remuneration committee. PPC carries part of the remuneration costs relating to Mr JE Gomersall, with the balance of costs being carried by Barloworld Limited and Barloworld Logistics (Pty) Limited on the basis of time spent.

In respect of each director, details are given in note 29 to the annual financial statements of salary, bonus, retirement and medical aid contributions, gains from Barloworld Limited share options exercised or ceded and other benefits. Also given are details of directors' shareholdings.

Non-executive directors are remunerated for their membership of the board of PPC and its committees. These

Creating employee value

Executive directors and senior management are offered incentives based on CFROI® targets. All other levels of employees participate in gainsharing, subject to achieving year-on-year "stretch" targets.



fees are benchmarked annually against companies of similar size and complexity and take into account the increasing level of responsibilities and risks associated with directorships. Executive directors of PPC are not entitled to fees. Executive directors of Barloworld Limited are required to cede their fees to Barloworld Limited.

None of the executive directors of the company have a service contract with a notice period beyond three months.

During the period under review, the committee met three times.

The board has determined that the remuneration committee has satisfied its responsibilities for the period under review in compliance with its terms of reference.

Black economic empowerment (BEE) and transformation committee

JE Gomersall (chairman), MJ Shaw, J Shibambo, DG Wilson (alternate AJ Lamprecht).

The BEE and transformation committee was established during the year as a committee of the board. Written terms of reference defining the scope of authority, objectives, responsibilities, powers, composition and functioning of the committee was formalised.

The committee will assist the board in adopting an holistic approach to transformation and complying with all relevant legislation or charters in this regard. In accordance with the authority delegated to it the committee's objectives are to:

- ensure that management embraces the principles of transformation on an enterprise-wide basis across all facets of the group's activities;
- develop and implement an appropriate transformation strategy;
- ensure that equity ownership of PPC conforms to the requirements of the Mining Charter:
  - to achieve an effective 15% empowerment by 2009 for the conversion of existing mining rights; and
  - to achieve an effective 26% empowerment by 2014 to qualify for new mining rights;
- design, implement and regularly review policies, plans and processes aimed at facilitating transformation in the group;
- implement integrated annual reporting to stakeholders on aspects of transformation; and
- provide an objective forum dedicated to policy recommendations to the board and guiding significant matters relating to transformation within the group.

The committee met on 7 November 2006 to consider funding structures for the implementation of the company's equity ownership plans.

Internal audit

The board and the audit committee have appointed Barloworld group internal audit services to take responsibility for PPC's internal audit requirements. The use of group-wide audit professionals fosters independence, standardisation of audit procedures and sharing of best practices.

Internal audit activities principally address the following key issues at each of the business units of the company:

- appraising systems, procedures, and management controls;
- assessing the effectiveness of risk management processes;
- evaluating the reliability and integrity of management and financial information;
- assessing the control over assets and verifying their existence;
- reviewing compliance with policies and procedures; and
- recommending improvements in procedures and systems to enhance efficiencies and prevent fraud.

The internal audit function reports to the audit committee on its findings and has unrestricted access to that committee and its chairman. Subordinate internal audit reports are submitted to the audit committee of the respective business units.

Audit plans are drawn up annually and take account of changing business needs and risk assessments. Cognisance is taken of issues highlighted by the audit committee and management. Follow-up audits are planned in areas where weaknesses are identified. The audit committee approves the internal audit plan.

During the period under review, no major breakdowns in internal controls were identified.

Risk management

In terms of a written risk management philosophy statement issued by the chief executive officer and endorsed by the directorate, the company is committed to managing its risks and opportunities in the interests of all stakeholders. Every business unit and every employee has a responsibility to act proactively in this manner.

An ongoing systematic, multi-tiered and enterprise-wide risk assessment process supports the company's risk management philosophy. This ensures that risks are adequately identified, evaluated and managed at the appropriate level in the business units, and that their individual and joint impact on the company as a whole is taken into consideration.

Corporate governance structure and management systems *continued*

Risk registers are maintained as part of the risk management process. Where appropriate, internal, external and JAP auditors adapt their audit procedures to include coverage of these risks in their reviews and compliance audits. During the year under review, the risk management process was subject to review by internal audit.

Divisional boards and senior managers carry out detailed annual self-assessments of risk. This process identifies the critical business, operational, financial and compliance exposures facing the company, and the adequacy and effectiveness of control factors are reviewed and updated on a monthly basis. Verification of the process is undertaken in alternate years by the risk management department at Barloworld Limited and by the outside consultancy firm, Marsh Incorporated.

Business recovery plans have been compiled for each operation and are regularly tested.

The audit, risk management and compliance committees regularly review the main risks and risk management processes and advise the board accordingly.

Third party management

No part of the company's business was managed during the year by any third party in which any director had an interest.

Communication

The company subscribes to the principles of objective, honest, timeous, balanced, relevant and understandable communication of both its financial and non-financial matters. The focus is on substance, not form, and communication with stakeholders with a legitimate interest in the company's affairs is sensitive and systematic. The company regularly enters into dialogue with institutional investors having due regard for statutory, regulatory and other directives prohibiting the dissemination of unpublished price-sensitive information by the company and its directors and officers.

In accordance with the Promotion of Access to Information Act the company has prepared and published the required manual. This is available on the company website and contains all the necessary details on how to make a request for information as well as what information is freely available.

PPC group main risks (in alphabetical order)

Key risks	Category of risk and management response
Competitor actions The risk that competitors will take individual actions, through pricing or other activities, that will erode the company's competitive position and have a significant impact on the value it creates for shareholders.	**Economic risk** • Continually reduce costs by focusing on operational efficiencies and staff training. • Maintain cost competitiveness and improve products and service.
Regulatory environment Many of the company's activities are regulated by legislation. Staying abreast of the complex and changing nature of these regulations and maintaining full compliance is challenging.	**Legislative risk** • Management proactively monitors current regulatory developments and changes in policy direction which may be imminent. • Where feasible, the company will provide input to influence legislation, lobby national and provincial government and find ways to limit negative impacts of legislation.
Safety The company has embarked on a significant capacity upgrade programme as well as having to maximise the production of cement to meet the high market demand. Avoidance of accidents involving both contractors and PPC employees is a major concern.	**Physical risk** • Minimum operating and safety standards are reviewed and updated. • Safety induction programme and refresher safety training taking place. • All contractors required to adopt health and safety standards for conduct on sites. • Risk assessment training taking place at all sites.
Skills retention Ongoing management of the challenges regarding skills retention and development.	**Human resources risk** • Using competency-based assessments, employees are regularly reviewed to ensure the appropriate skill sets are available to enable performance at optimum levels. • Reward and incentives schemes have been implemented to ensure recognition and retention of high-performing employees.

The board has also approved a disclosure policy with regard to external communications of the financial and operational performance of the company. The policy takes regard of the requirements of JSE Limited and global best practice for disclosure by public companies.

The group's disclosure policy is not only in respect of information disclosed to the investment community and the financial media. This policy applies to communication with anyone who would not normally be privy to that information, including suppliers and customers as well as employees within the group.

Company results communications

Earnings press release – Earnings press releases will be released on the Stock Exchange News Service (SENS) and posted on the corporate website as soon as possible.

Earnings presentation – The earnings presentation will be posted on the corporate website at the time of the commencement of the presentation. There may also be a live broadcast on a South African television business channel and the event will be recorded and subsequently posted on the PPC website. These broadcasts are to assist with fair and timely disclosure to all investors and to act as a record of events.

Code of ethics

All employees are accountable for adherence to equal opportunity and anti-discrimination policies published by the company. They provide steps to be taken if an employee feels that the letter or intent of the policies is breached. No retaliation may be taken against an employee for filing a complaint.

The integrity of new employees is assessed in the company's selection and promotion procedures.

Due care is exercised in delegating discretionary authority to individuals in the company. All new employees are advised, at the time of their induction, about the company's values, standards and compliance procedures.

The code of ethics is enforced with appropriate discipline on a consistent basis and action is taken to prevent a recurrence of an offence.

The company has provided an independent, confidential and safe system by which employees can report unethical or risky behaviour. Such reports can be submitted to the PPC Ethics Line, details of which are set out alongside.

South Africa

PPC Ethics Line
Deloitte & Touche
Tip-offs Anonymous

Telephone	0800 00 67 05
Free fax	0800 00 77 88
Address	PPC Ethics Line
Free post	c/o Tip-offs Anonymous FreePost DN298 Umhlanga Rocks 4320 South Africa
E-mail	ppc@ethics-line.com
International	+27 31 508 6493

Zimbabwe

Deloitte & Touche
Tip-offs Anonymous

Telephone	0800 4100
Fax	+263 91 8240 921
Address	The Call Centre
Free post	PO Box HG 883 Highlands Harare Zimbabwe
E-mail	reportszw@tip-offs.com

Tip-offs Anonymous is an independent body, within Deloitte & Touche, which provides an opportunity to anyone wishing to report unethical activities or dishonest behaviour that affects the PPC group. Total anonymity, if desired, is assured.

Information systems

PPC deploys a number of business, management and control technologies and systems which underpin and facilitate the operations of the various PPC sites and facilities. They cater both for transactional processing as well as for the extraction of information in order to make informed decisions.

Additionally, in terms of good corporate governance, PPC deploys a number of mechanisms aimed at keeping the information of the company and its stakeholders (customers, employees, shareholders, etc) confidential and secure and ensuring that it is not lost, misused or altered inappropriately. These include technologies such as anti-virus and anti-spam software, regular database backups and disaster recovery planning, as well as the implementation of PPC's information security management programme (ISMP).



The Berg River Dam construction site in the Western Cape

Climate change

PPC strives to achieve outstanding corporate citizenship and as one of the leading brands in the Barloworld group of companies, the company:

- concerned about the scientific evidence that points to the adverse affect that human activity is having on the planet, particularly in the area of climate change, which is made apparent by rising sea levels and the increasing frequency and intensity of extreme weather conditions;
- recognised that climate change poses a serious threat to sustainable development;
- recognises the importance of the United Nations' Framework Convention on climate change and the Kyoto protocol; and
- acknowledges the role the company plays in implementing measures that will contribute to mitigating the potentially negative impacts.

PPC is therefore aligned with the Barloworld strategy on climate change and is committed to:

- addressing our manufacturing activities that may contribute towards climate change;

Sustainability report – environmental

for the year ended 30 September 2006

Group sustainable development policy

Sustainability encompasses the balanced integration of social, ethical, economic, environmental, health and safety factors into all the planning, implementation and decision making of the business.

PPC understands its responsibility to exercise due diligence with respect to its environmental, health and safety, social and ethical impacts on the sustainable development of the society in which it operates.

In all its business endeavours, PPC commits to adding value to all its stakeholders through:

- **Board accountability**
  Directors understand the broader responsibility of the company to society and the expectations and rights of its various stakeholders. They are sufficiently aware to discharge their sustainability roles and responsibilities effectively.
- **Alignment of values and principles with sustainable development**
  PPC has an established set of values and ethical principles, which is used to balance decisions regarding the company's financial sustainability and the fundamental human rights of all the stakeholders of PPC.
- **Assessment of risks and opportunities**
  By identifying and effectively responding to sustainability risks and opportunities, the company continues to enhance long-term shareholder value whilst simultaneously fulfilling its broader economic, social and environmental responsibilities to society.
- **Management systems**
  Regular auditing of externally certified and internationally recognised management systems and programmes, which address the sustainability challenges of the company, provides the assurance that PPC's sustainability policy is being implemented and remains effective.
- **Performance monitoring and reporting**
  Company performance against key sustainability indicators, aligned with the company policy and strategy, is reported publicly to stakeholders in a manner that is comprehensive, transparent, credible and timely.
- **Stakeholder engagement**
  Constructive relationships are established and maintained with all stakeholder groups with a particular interest in sustainability issues, to understand their needs and expectations, and ensure pro-active engagement.

The company strives for continual improvement towards a better quality of life and enhanced prosperity for all people and communities, with social justice and fairness.

Chief operating officer

20 December 2005

- continuously monitoring air pollution and greenhouse gas emissions;
- monitoring the consumption of non-renewable energy and fossil fuels; and
- maintaining PPC's value based management philosophy which aims to evaluate our contribution to climate change.

Carbon footprint

An essential component in tackling the challenge of climate change is understanding PPC's carbon footprint. The various locations of the PPC factories and operations pose numerous challenges in determining this footprint. However, PPC is determined to overcome these challenges and the company will attempt to estimate its carbon footprint following which additional means to limit or reduce greenhouse gas emissions will be identified. Thereafter, PPC will set realistic targets and implement monitoring mechanisms for our business.

In keeping with Barloworld's objective for 2007 to estimate the carbon footprint of all its companies, PPC has fully committed itself to raise internal awareness of the impact our operations may have in regard to climate change.

Sustainability report – environmental *continued*

for the year ended 30 September 2006

The PPC approach towards the environment encompasses a strategy that supports the company's growth objectives by focusing on process efficiencies and the optimal use of resources, as well as staff and communities surrounding the company's operations.

Due to the nature of its business PPC recognises that its activities have the potential to impact significantly on the environment and related communities. The company is committed to minimising this effect through the implementation of the following measures:

- optimising the use of non-renewable resources;
- reducing energy consumption;
- reducing emissions;
- managing the impacts on land and biodiversity;
- reducing waste;
- reducing water consumption;
- complying with legal and company requirements; and
- increasing stakeholder engagement.

Resource optimisation

The cement and lime industries use non-renewable mineral resources such as limestone, dolomite, sand, clay, shale, haematite and gypsum to produce its primary products. The company is aware of its responsibilities as a mining and manufacturing operation and uses mineral resources conservatively to ensure sustainability. All these resources are optimised by means of vigilant production planning without compromising quality.

In order to reduce the company's reliance on non-renewable resources for its manufacturing processes, opportunities are continually being sought to use waste as raw materials in the kilns. Several waste streams have been identified which can be used as alternative sources of raw materials and fuel without negatively impacting on air or product quality.

The secondary materials programme has commenced, following the application for approval of Plans of Scoping Studies at six PPC operations in November 2005. The company has embarked on an environmental impact assessment into the use of selected secondary waste materials from other industries, either as alternative raw materials or fuel in the cement manufacturing process. A public participation process has commenced, following which the final scoping reports will be submitted to the relevant provincial authorities for review.

The company has taken a number of opportunities to use alternative materials at its different operations.

- Spent Pot Lining (SPL) is disposed of in the kilns at four PPC operations as alternative fuel to coal. In the past financial year 22 869 tons were disposed of by the company.
- At the PPC Jupiter factory, the natural sand requirement is replaced by sand recovered from old mine dumps. This not only preserves natural resources but also contributes to a solution for the gold mining industry located in the vicinity of the factory. In the current financial year, 22 000 tons of sand have been recovered for use at Jupiter.
- The PPC Riebeeck factory used 700 tons of dried sanitised sewage pellets as fuel, which effectively replaced 400 tons of coal.
- Natural gypsum has been replaced by synthetic gypsum from the fertiliser industry. A total of 14 250 tons of this material has been used thereby reducing the mining requirement for gypsum.

The use of extenders (fly ash and limestone) in the cement milling process has enabled the company to conserve non-renewable resources to produce the volume of product required by the market. The decision to increase the Surebuild extension levels was implemented in August 2006, which ensures less clinker is required per ton of product sold.

The new cement kiln currently under construction at Dwaalboom will make use of state-of-the-art technology and will have significantly lower CO_2 emissions per ton of cement produced than older technology currently in use.

Reducing energy consumption

The cement and lime production processes are energy intensive and use significant quantities of electrical energy and coal.

PPC is a signatory to the Energy Efficiency Accord, which was initiated by the Department of Minerals and Energy, and has committed to a reduction in energy consumption of 15% by 2015. PPC has been an active participant in the National Business Institute's technical committee working on the implementation strategy of the Energy Efficiency Accord. All PPC operations evaluate new technology in terms of energy efficiency and the most efficient and feasible options are selected.



The PPC Riebeeck factory in the Western Cape

Electrical energy

PPC has appointed an energy services company to investigate demand side management at the Dwaalboom, Slurry, Riebeeck and De Hoek factories.

PPC elected to participate in Eskom's energy demand management project in the Western Cape. Riebeeck and De Hoek entered into contracts indicating their willingness to shed load, when requested, from April 2006. Riebeeck sheds at least 1MW and De Hoek 2MW and in this way, PPC was able to contribute to Eskom's objective of preventing complete "black outs" due to energy shortages.

The following three proposed DSM projects were submitted for implementation and approved by Eskom:

- lighting efficiency at PPC Dwaalboom was implemented in February 2006, resulting in an energy consumption reduction of 177 kW; and
- the upgrade of the raw meal pumping system at Dwaalboom to increase raw mill output, will enable PPC to stop the operation between the 18:00 and 20:00 peak period.

Electrical energy efficiency is an integral part of the planning and selection of plant and equipment for the company's planned expansion and upgrade projects. The Dwaalboom, Hercules and Western Cape expansion projects have included energy efficient features, which will considerably reduce the electrical energy demand.

- Bucket elevators for raw meal and kiln feed transport have been selected for the Dwaalboom expansion project.
- Vertical roller mills will be installed at Dwaalboom as the power consumption of these mills is 60% to 70% less than that of a conventional ball mill. The grinding efficiency of the vertical roller mill, combined with its capability to dry, grind and classify within a single unit gives it an advantage over the ball mill system.
- Variable speed drives are being used in the new plants to control the draught through the kilns and mills because they are energy efficient.
- Motors will fall into the class two efficiency category and plant lighting will take the latest technology into consideration.

Coal consumption

The cement and lime industries use large quantities of coal to provide the required thermal energy in the rotary kilns. There is little alternative in the industry to the consumption of fossil fuel for heat generation.

PPC continues to investigate options to replace the energy produced by fossil fuels with waste materials sourced from other industries, and this forms part of the environmental impact assessment into co-processing of secondary materials.

In addition, the company conducts mass, heat and energy balances on its kilns annually to improve efficiencies and processes, and monitors dust emissions.

Sustainability report – environmental *continued*

for the year ended 30 September 2006

Process efficiencies

In order to meet the increase in cement demand in South Africa, PPC is utilising all reserve kiln capacity, including the previously moth-balled Jupiter kiln. These kilns include older units with high fuel consumption, which over the short-term has resulted in a 10% increase in the average kiln fuel consumption.

The new Dwaalboom kiln will reverse this trend as the kiln has been designed to operate at a high level of fuel efficiency, and will incorporate a six-stage cyclone preheater which is being used for the first time in South Africa.

Diesel consumption

PPC strives to reduce diesel consumption per unit of product moved. Haul roads at several operations have been redesigned to improve gradients and reduce distances. Mine planning has been adapted so that waste material is back-filled into existing mines, which minimises the movement of the same material on a second occasion during rehabilitation.

The filling stations at the sites are carefully maintained to avoid wastage and vehicle maintenance plays a significant role in optimising fuel consumption on haul trucks. All PPC operations use 0,3% sulphur diesel thus reducing sulphur dioxide emissions and acidic build up in the oil.

Controlling emissions

PPC's operations continue to focus on reducing particulate emissions and quantifying the gases emitted during the cement and lime manufacturing processes.

Reducing greenhouse gas emissions

PPC figures for MWh, coal consumption and CO_2 emissions have been reported using 1996 as a benchmark. Product despatches of cement and lime have been used as the divisor for the per ton statistics. Comment is reflected on figures from 2000, when the World Business Council for Sustainable Development revised the format for calculation of greenhouse emissions from coal consumption.

When looking at the CO_2 per ton of cement, there has been a slight reduction. PPC's product mix has remained relatively unchanged over this period and the drop in 2004 reflects the increased use of slag from Saldanha at the De Hoek operation. Due to the change in the availability of slag there has been a slight increase in 2005.

PPC is actively investigating ways in which the extender content of our cements can be increased whilst maintaining their quality and several strategies to do this have been implemented towards the end of 2006. These actions will reduce the average CO_2 emitted per ton of cement manufactured.

Batsweledi

The new Dwaalboom kiln will use less energy as it has been designed to operate at a high level of efficiency, incorporating a six-stage cyclone pre-heater with in-line calciner.



Aerial view of the silo area at the Dwaalboom project

Tons coal/ton product as a % of 1996


105
100
95
90
85
80
75
70
65
60
96 97 98 99 00 01 02 03 04 05 06

MWh used/ton product as a % of 1996


115
110
105
100
95
90
85
80
75
70
96 97 98 99 00 01 02 03 04 05 06

CO_2 emission from coal/ton product as a % of 1996


105
100
95
90
85
80
75
70
65
60
96 97 98 99 00 01 02 03 04 05 06

Kilolitres diesel/ton as a % of 1996


120
115
110
105
100
95
96 97 98 99 00 01 02 03 04 05 06*

** Impact of exposing new reserves*

Due to the fact that PPC is running the older kilns to meet cement demand, the CO_2 emission levels have increased.

The OPSIS continuous emission monitoring systems have been installed at the Slurry and Hercules factories. Dwaalboom has an operational gas monitoring system and orders have been placed for the installation of OPSIS at De Hoek and Riebeeck factories in 2007.

The OPSIS equipment comprises an optical measuring system that is installed at the kiln stack and linked to the analyser section, which detects and measures specified compounds such as sulphur dioxide (SO_2), nitrous oxides (NOX) and hydrogen chloride (HCl). The system is modular and allows for a range of gas measurements.

NOX emission levels are currently less than desired due to the inefficient coal combustion experienced in the older kilns. The pre-heater calciners that have been ordered for Dwaalboom and planned for the proposed Western Cape expansion projects will reduce NOX levels significantly.

Reducing particulate emissions

PPC continues to focus on minimising dust which arises from the use of haul roads, conveying, stockpiling and related activities. Essential to controlling the level of dust emissions is maintaining high standards of plant housekeeping. Certain areas in the various plants have been paved and grassed, which contributes significantly to dust control. Mechanical sweeping of paved areas has also contributed to reducing dust in the plant

Sustainability report – environmental *continued*

for the year ended 30 September 2006

environments. De-dusting of haul roads in the quarries is an ongoing activity.

A solution to the dust problems caused by wind and at transfer points has been to enclose belt conveyors where necessary. This practice was effectively demonstrated during the Jupiter refurbishment, where several belt conveyors were enclosed and transfer chutes re-furbished or replaced.

Material storage facilities, which are equipped with gantry cranes, site-specific enclosures and dust collectors have been designed to limit low-level dust, particularly during clinker handling. This development, first implemented at Hercules, has been successfully applied at Jupiter.

At Lime Acres lime fines are now disposed into evaporation ponds in the form of a slurry, which has replaced the disposal of lime fines on a waste dump where low-level dust pollution used to be.

All PPC operations are bound by limits for particulate emissions, as regulated by legislation. The efficiency of the electrostatic precipitators (ESP) is monitored by CODEL monitors at those operations where OPSIS systems are not in place. Isokinetic tests are carried out at regular intervals and external service providers provide analysed data to the operations.

The efficiency of the ESP on the Jupiter kiln has been improved through the installation of an additional collecting field in the two ESP banks and the upgrading of the high voltage control system. The required dust emission levels are to be maintained at below 80 mg/Nm^3, and are monitored and reported to CAPCO and the provincial authorities, as required.

An order has been placed for a similar upgrade to the kiln ESP at the Port Elizabeth plant, and this will be installed in 2007.

During the Jupiter plant refurbishment, the raw mill ESP was replaced by a bag filter to eliminate dust emissions at source. Plans are in place to convert the kiln 9 ESP to a bag filter at Lime Acres. The kiln downtime for these conversions is in the region of eight weeks.

A number of innovative ideas have been developed for the Batsweledi project aimed at improving environmental performance.

- A six-stage preheater will be installed to decrease coal consumption and reduce the exhaust gas temperature which will enable the use of a bag house filter. By making use of a six stage preheater, the bag house filter can be used without injecting water into the gas stream, thereby reducing the requirement for water.
- Fine coal and kiln feed systems are being completely enclosed to limit the dust generated from these systems.
- Dust collectors will be installed at problematic points.
- Provision has been made to blend high and low grade coals, and additional raw coal bins and raw coal feeders are being installed to optimise blending.

Managing impact on land, and biodiversity preservation

Mine closure plans are regularly reviewed in conjunction with the financial provisions for the closure. The process for review and provisioning has been upgraded in collaboration with the Department of Minerals and Energy. Adequate planning and provision has been made for closure of mines, and end-use objectives are incorporated into all concurrent rehabilitation programmes. The footprint of mines is managed to ensure that the programme of concurrent rehabilitation is adhered to. Annual targets are set for each operation, and progress on concurrent rehabilitation is measured by means of aerial photography, which is conducted annually.

All backlog rehabilitation has been completed, except at Riebeeck where the target date for completion remains 2008. All mines currently carry out concurrent rehabilitation as part of normal mining operations. PPC has also been rehabilitating some mines which had been worked out before 1985, and end-use options are being discussed with stakeholders at the relevant operations.

End-use options for some of the sites include pastoral farming at Dwaalboom and Slurry, arable farming in the Western Cape, game farming at Beestekraal and Dwaalboom and domestic waste disposal using deep voids at De Hoek and Beestekraal.



The PPC Dwaalboom quarry in the Limpopo province

Approximately 1 330 hectares of land utilised by PPC is classified as sensitive Loerie Fynbos. The Grassridge operation in the Eastern Cape includes 16 000 hectares of Bontveld and at Riebeeck, two hectares is covered by the endangered Cape Renosterveld. This biodiversity is carefully managed and monitored through the environmental management systems of the relevant operations. A further three hectares of Renosterveld has recently been identified at De Hoek, and a conservation programme has been incorporated into the formalised environmental management system.

The Port Elizabeth clay quarry has been closed and the Nelson Mandela Metropolitan Council has taken ownership of the land.

The Loerie mine forms part of the greater Baviaanskloof biome. Special attention was paid to the preservation of the Fynbos during rehabilitation, which has been successfully concluded. The Eastern Cape regional office of the Department of Minerals and Energy has approved the company's application for closure. PPC is awaiting receipt of the closure certificate and PPC has taken on a three-year post-closure environmental monitoring responsibility to ensure that all rehabilitated areas remain stable in varying climatic conditions.

Reducing waste

The largest volume of waste generated in the cement and lime manufacturing industry is in the form of overburden material. PPC coordinates all mine planning activities, which include overburden dump management. The overburden creates waste dumps which are either back-filled into the voids created by mining, or rehabilitated to reduce the visual impact of the dumps and low-level pollution, and eventually returned to a viable end-use for the communities.

Topsoil, including the seed bank, is carefully protected to enable effective rehabilitation of the dumps. At some operations the older waste dumps are being analysed for reuse of the material previously thought to be waste material. In this way the need to use non-renewable resources is further reduced. The Mooiplaas mine plan has been amended to provide for this, and De Hoek and Riebeeck have achieved a synergy of resource use by optimising the recovery of some of the screenings from the crushing process. Some of the screening material is transported to Riebeeck to be blended with the limestone from the Riebeeck quarry, achieving the correct material mix for cement production and simultaneously achieving resource conservation objectives. Additional screenings are recovered from the overburden dumps at De Hoek by a contractor who uses the material for agriculture.

Sustainability report – environmental *continued*

for the year ended 30 September 2006

At Mooiplaas the fine material recovered from the evaporation ponds is sold as agricultural lime. The lime fines at Lime Acres are processed into briquettes and sold to the agricultural sector.

PPC generates waste oil and lubricants from maintenance activities. Much of this waste is internalised in the manufacturing process, and where this is not possible, the waste is disposed of at an external waste facility, using a registered waste disposal service provider.

Domestic waste from office use and the PPC villages is disposed of in small domestic waste disposal sites managed by the company. The government authority responsible for the registration of such communal waste disposal sites has changed from the Department of Water Affairs to Department of Environmental Affairs and Tourism. PPC has thus reinitiated applications for the registration of these disposal sites in terms of the relevant legislation.

Efforts have been made at all operations to re-use or recycle waste. Paper is recycled at the urban facilities and metal waste is sold to scrap metal merchants for recovery and re-use.

Empty cement bags have the potential to cause a negative visual impact if not disposed of correctly on construction sites. PPC has taken a responsible and proactive view to the disposal of used cement bags and provides clear and concise instructions to consumers on the best means to dispose of the bags.

There is no cement waste at factories as it is re-worked or re-processed. To reduce waste generation by customers, PPC provides technical support in the form of mix designs, quantity estimates, comprehensive data sheets and a toll free customer service line. The company has found that through these measures the product can be used optimally and waste has been reduced.

Disposal of building rubble does not present a negative impact on the environment, other than a visual impact in the case of uncontrolled dumping. In South Africa building rubble is commonly used as backfill at building construction sites, and for levelling. Building rubble is chemically inert. Economies of scale in South Africa have restricted efforts to initiate recycling of building rubble, as is done in some parts of the world.

Waste is managed through the ISO 14001:2004 certified environmental management systems at all PPC sites.

Water consumption

Cement and lime production is not water intensive but a responsible approach towards water management is taken at all PPC factories. The cement operations draw water

Recommissioned Jupiter

The sounds of the kiln turning, mills churning and transport trucks revving past have returned to Jupiter once again, following the successful recommissioning of the site after several years of being mothballed.



from various water resources such as utility water, boreholes, dams and the Berg River in the Western Cape. Lime Acres in the Northern Cape draws water for the operation and the local residential community from underground aquifers, which show no evidence of depletion.

No water is discharged from the cement manufacturing process. Water is mixed with lime filter dust in the lime manufacturing operation and disposed of as sludge in evaporating ponds. Sewage from offices and residential units is treated and returned for re-use in gardens. PPC does not operate in Ramsar wetland environments.

Small quantities of treated sewage are returned to the operations for gardening purposes, which is an insignificant contribution to reuse or recycle water at the operations. Several operations are installing equipment to recycle sewerage water as process water for the operation.

The Batsweledi project has included recycling of water as an integral part of its planning.

All new plant designs consider the use of equipment which is not reliant on large quantities of water for gas cooling.

Improving compliance

PPC regards environmental management as more than just an issue of legal compliance. Rather, it is a way of life at PPC as environmental considerations are integrated into every aspect of the business.

All major plant upgrades and expansions are authorised by the relevant government department and PPC obtained approval from the Department of Environmental Affairs and Tourism (DEAT) and the Department of Minerals and Energy (DME) in the Limpopo province prior to embarking on the Dwaalboom expansion.

Mining authorisation conversions are being planned. Stakeholder engagement has taken place and social and labour plans have been drafted in preparation for the relevant mining authorisations in terms of the Mineral and Petroleum Development Act of 2004.

Several PPC operations obtained provisional air emission registrations when significant changes were made to either plant or process. Emission inventories are being developed and conformity to the conditions of the provisional registrations is being demonstrated. Once the authorities are satisfied that PPC is able to comply with all the relevant ambient air quality legislation, and has a fully implemented air quality management plan at the operations, the provisional registrations can be converted to emission licences in terms of the Air Quality Act of 2005.

PPC is audited annually to ensure that there is ongoing compliance with the ISO 14001:2004 management systems. In the unlikely event of deviations being identified, corrective action is implemented to ensure compliance with the legislation.

In 2006, several applications were made in terms of section 24G of the Environmental Management Act. These applications are addressed in consultation with the relevant authorities, and in many instances are withdrawn because the changes implemented by PPC have enhanced environmental performance, which has been acknowledged by the authorities.

Impact assessments form the foundation of PPC's environmental management systems. In 2006, significant progress was made in the practical application of management measures and in entrenching a sense of responsibility for sound environmental performance amongst all employees and contractors.

The operations have employed suitably qualified professionals who provide line management with critical advice to ensure the requirements of environmental management systems are adhered to and integrated into the business.

PPC believes that one of the fundamental pillars of achieving sound environmental commitment and performance is the education and competence of its people. To accomplish this, emphasis is placed on:

- environmental awareness training through inductions and Invocoms®;
- competence training which is task specific and based on training needs analyses; and
- building the competence amongst management positions to ensure that environmental management systems are implemented and measured through effective auditing, monitoring and reporting.

Environmental data is quantified either through direct measurement or indirect calculations based on empirical

Sustainability report – environmental *continued*

for the year ended 30 September 2006

data. Quantitative environmental information is included in operational information systems and disseminated at the operations. The GRI provides valuable guidelines for reporting standards and performance, and PPC is working towards aligning itself further with these guidelines.

It is evident that there is an improvement in the reporting of environmental information, but the challenge remains to standardise and set common objectives for the company. Guidance, coordination and leadership are being provided by qualified and dedicated personnel at every operation and at the corporate office.

Enhancing stakeholder relations

An inherent value for PPC is establishing partnerships with the communities surrounding its operations, and PPC remains committed to continuously improving the lives of the people who are directly affected by our business. The focus is not only on the present, but on the future to ensure sustainable growth for the company.

Community relations programmes are established and projects remain plant-specific, focused on building awareness and capacity for improved environmental performance and an enhanced sense of wellbeing in the communities in which PPC operates. All operations hold annual open days where the environmental performance of the operation is discussed with PPC's stakeholders – employee representatives, the local communities, NGOs, customers and suppliers as well as government authorities. Projects are identified that will form an integral part of the development plans of the communities and the relevant local authorities. Employment creation and generating income for the communities remain important considerations in all stakeholder engagement. Often projects are implemented in the form of partnerships with the communities. An example of such a partnership is the removal of alien vegetation at Dwaalboom, where the local community is able to generate income by selling the wood.

Environmental monitoring committees have been set up at both Grassridge and Jupiter to monitor the environmental performance of these operations going forward.

Environmentally conscious suppliers

As PPC is deliberately transforming its processes, systems and equipment to achieve ongoing environmental improvement, it is equally important to the company that its suppliers are compliant with the relevant environmental legislation.

To this end, the company believes in accrediting its suppliers in accordance with benchmark standards. All suppliers are requested to complete a stringent environmental gatekeeper questionnaire that is evaluated by PPC's procurement and environmental specialists. This procedure ensures sound environmental management throughout PPC's supply chain.

PPC offers its support to numerous Small Medium and Micro Enterprises (SMMEs) in the areas of quality, risk and environmental standards, which further facilitates business development and growth for these companies.

PPC's supplier accreditation approach involves an investigation into a number of commercial, financial, quality and environmental issues, which include:

- ISO 9000:2000 certification;
- ISO 14001:2004 certification;
- disposal practices in terms of product and waste;
- material data specifications;
- management and control of chemical substances; and
- review of the supplier's environmental policy.

The accreditation process is an ongoing function for PPC, as audits are regularly conducted for both group-wide suppliers and operation-specific suppliers.

Sustaining quality standards as cement volumes grow

PPC remains committed to ensuring that the quality of its products and service is upheld despite all PPC operations running at high utilisation levels and the recent introduction of imported cement to the South African coastal regions.

PPC's products are subject to stringent testing during the manufacturing process, in accordance with the South African National Standards (SANS) specifications. The imported cement is therefore also tested according to SANS requirements during the manufacturing process. Additional testing is then carried out on the imported product, when offloaded in South Africa, which ensures that the cement has not degraded while in transit. This process enables PPC to confidently guarantee the quality of both the locally produced and imported products.

The addition of alternative materials to PPC's products is carried out under controlled conditions, which includes the



PPC products are subject to stringent testing to ensure that quality standards are maintained

addition of by-product gypsum in controlled quantities, to ensure that there is no adverse effect on the performance of the products.

In keeping with PPC's corporate value to supply quality products and services, the company has retained its ISO 9001:2000 certification for quality management systems and the SABS 1841 certification or *"e-mark"* assuring consistency in terms of bag mass. PPC's Group Laboratory Services has also retained its ISO 17025 accreditation through the South African National Accreditation System (SANAS).

PPC's laboratories were again audited by the Cement & Concrete Institute (C&CI) during 2006 and a zero findings report was received for the third successive year. This is an outstanding achievement as PPC is the only company in the cement industry to have achieved zero findings for all its cement testing laboratories.

Asbestos replacement

The use of asbestos in the infrastructure at all PPC operations was surveyed during 2006. It was established that the majority of the asbestos infrastructure at the various operations was classified as safe because it was either sealed or in a good condition. The few areas that were identified as requiring replacement will be addressed appropriately and replaced systematically, as determined by PPC's best practice standards.

Awards and recognition

PPC's two manufacturing operations in Zimbabwe were placed first and second in the manufacturing category of the national safety competition during 2006.

Looking to the future

Sustainable development is, and always will be, a core objective for PPC. A sustainable development policy and guiding principles, ratified by the general business committee of PPC, form the foundation of a balanced business philosophy where all stakeholders share equal status and provide direction and guidance to operational management. The implementation of the sustainable development strategy will ensure that the business continues to grow financially whilst remaining a good corporate citizen.

PPC's focus for the year ahead includes:

- paying closer attention to the social and environmental impacts at all stages of the supply chain;
- taking an active role in sharing PPC standards and policies with suppliers and other business interests where the company does not have direct management control, thereby adding value to local economies; and
- working with national and international organisations to seek solutions to problems associated with energy consumption and climate change.

Sustainability report – environmental *continued*

for the year ended 30 September 2006

Case study

The development of PPC's Grassridge Quarry, only 20 kilometres north of Port Elizabeth, triggered PPC's decision to close the Loerie Quarry after 66 years of operation. The company embraced the challenge of rehabilitating the quarry, which was not simply a case of re-establishing the natural environment but of ensuring a sustainable future for the local community.

Rehabilitation was identified as one of the critical aspects of the Loerie Quarry's Closure Plan, and the areas of focus included erosion protection with particular emphasis given to the prevention of silting of the Klein River generated by run-off from the quarry.

Preventative measures included gabions in the most critical areas, surface contouring, rock stacks to protect minor drainage furrows, intensified re-vegetation in broader drainage channels and the use of biological silt traps to prevent the down-slope migration of silt from unstable slopes.

Rehabilitating the overburden dump

The Loerie Quarry had a 170 metre high overburden dump, created when overburden was tipped over a limestone cliff forming part of the long-term limestone reserve. Due to the limited area available for overburden deposits, space was created by diverting the Klein River to bypass the incised meander at the base of the cliff. Plans to reduce the height of the overburden dump formed part of the future mining of the limestone and the dump would finally have been terraced and profiled before adding topsoil and vegetation. The premature closure rendered this impossible due to inaccessibility and cost, thus requiring an alternate plan of action.

Preventing siltation

To prevent siltation, a run-off channel from the crest to an adjacent quarry was created to prevent further erosion of the slope. Intensive re-vegetation of the top of the dump was undertaken by developing a seed bank, which migrated down the slope over time. The base of the slope was also appropriately vegetated to bind the soil and silt with further biological traps planted down slope. The river diversion was also heavily reinforced to prevent the stream from reverting to its original course.

Addressing invasive plant species

Included in the rehabilitation process was the management of the invasive plant species. Originally, it was planned to completely remove all invasive plant species from Loerie. This, however, proved to be an impossible task due to the long-term development of the seed bank, so alternative measures were adopted to manage the invasive plants.

The affected area was divided into zones defined by the variety and degree of alien vegetation encroachment. Management plans were implemented to protect the recently mined and less-affected



Sustainability

Community benefits from Loerie mine closure.



areas, while the more heavily encroached areas were managed through biological control methods.

PPC together with members of the community removed alien vegetation from the banks of the Klein River and around the Loerie village.

Protecting the fauna and flora

Protecting wildlife, managing veld fires and preventing illegal settlements on the land were included in the Loerie Quarry Closure Plan.

Again, PPC involved the community and a conservancy was created, whereby neighbouring farmers contributed towards the costs of qualified rangers patrolling an area of approximately 12 000 hectares. Patrols were scheduled to provide optimal coverage, the aim of which was to report illegal activities such as poaching, cycad theft and fence tampering.

Furthermore, a veld fire prevention and emergency plan based on risk assessments was drawn up.

Five years later . . .

A considerable amount of growth and transformation has taken place and the local community is thriving. As an area that was not suited to a single end-use operation such as agriculture and tourism, it became evident that a number of smaller scale, community-driven projects would be the solution.

The successes include:

The Loerie Rustkamp – This house was formerly the general manager's house and has been converted into a charming, rustic and increasingly popular accommodation venue.

Pine bark from the Tsitsikamma Forest is fed through sieves and turned into assorted chip-size pieces. These are bagged and sold to nurseries for use in gardens. This operation is run exclusively by members of the community, many of whom were previously employed by PPC.

Long-time Loerie resident, Jackson Ngquina, with friends farm a variety of vegetables which are sold to the community and local markets on land that was rehabilitated by PPC.

When undergoing the rehabilitation, PPC built a climate of open and transparent communication between the company and the community, which contributed greatly to the success of the programme. While many lessons were learned, this benchmark mining rehabilitation programme has successfully provided these members of the community with a sense of pride and a sustainable future.

PPC's efforts in achieving true sustainability were recognised by the Eastern Cape Department of Minerals and Energy, which presented the company with an award for Excellence in Mining and Environmental Management in the category of Mines in Decommissioning and Closure Phase.

Should you require information on environmental matters within PPC please contact:

Urishanie Govender
Group manager sustainability and environment
Pretoria Portland Cement Company Limited
Postal address:
PO Box 787416
Sandton
2146
Tel: 011 386 9122
Fax: 011 386 9117
E-mail: urishanie.govender@ppc.co.za



Touching lives in a meaningful way


ORRIE

Sustainability report – social

for the year ended 30 September 2006

Growth and transformation through empowered employees

It is the passion and determination of the PPC people that form the heartbeat of the company. It is evident that the workforce is aligned with, and focused on achieving the objectives of the organisation, which is the formula for the group's success in achieving its growth and transformation targets.

The success and sustainability of the organisation are reliant on its people, who are integral to the Kambuku Value Based Management philosophy. It is through this PPC way of life that a climate is created to provide a healthy, rewarding and satisfying working environment whereby everyone is provided with opportunities to contribute to the success of the organisation, achieve growth through learning, and receive recognition and reward for excellence.

A growing workforce

The growth experienced in the construction sector as well as the implementation of the PPC inland capacity expansion projects resulted in a slight increase in the staff complement during the 2006 financial year.

The company's workforce, including Zimbabwe (632), increased to 3 025 employees (2005: 3 010).

The annual employee turnover in 2006 was 11% in South Africa (2005: 10%), 15% in Botswana (2005: 4%) and 5% in Zimbabwe (2005: 1%).

To ensure a better life for everyone at PPC, the company provides benefits to all employees beyond the mandatory framework. These benefits include healthcare, disability, education and retirement. The cost of benefits for South Africa totalled over R80 million.

Maintaining open dialogue

The company believes in maintaining open and honest dialogue with its employees. It therefore places high importance on engaging and consulting with employees when areas of the business need restructuring for operational reasons. The percentage of employees recognised as members of a trade union is 44% in South Africa, 67% in Botswana and 73% in Zimbabwe. PPC acknowledges the freedom of association and acknowledgment agreements exist between the company and relevant unions.

Kambuku – Going for gold

Since the inception of Kambuku in 2000, as the company's approach to Value Based Management (VBM), PPC has recorded many proud achievements. Although the Kambuku process is well entrenched in the way things are done in the daily life at PPC, we continuously set clear business objectives to ensure that organisational processes are aligned to facilitate success.

In 2005, PPC launched its 2010 vision – "to more than double the value of the company for all stakeholders by 2010", which was well received by employees resulting in renewed energy and commitment across the business.

The purpose of launching the new vision was to translate the strategic value drivers of the business into action. Each site identified its own vision and value drivers, aligned with the group vision. These site-level value drivers were then translated into departmental, sectional and individual targets, which were used to design the 2006 scorecards for all employees. These scorecards form the basis of the company's individual performance improvement system and are reviewed on a regular basis. During the alignment exercise the organisational structures, competencies and codes of behaviour were reviewed to make sure that the entire organisation was equipped to support the vision and value drivers of the business.

Organisational structures such as the Key Leader Summits and Invocoms® were used to gain input and support from all employees.

Learning for growth has been identified as a critical element for long-term sustainable success. For consistent year-on-year improvement to achieve the 2010 vision, learning systems, initiatives and programmes have been identified that will equip employees to continuously learn and grow during this part of the PPC journey.

PPC's Kambuku philosophy is well established in the company as an Organisational Performance Management system. Some Kambuku highlights over the past year include:

- in the 2006 Deloitte/Financial Mail "Best Company to Work For" survey, PPC was voted "Best Manufacturing Company" for the fourth consecutive year, third position overall and best sustainable performance over the last four years of all competing companies;
- the group rating of the Invocom® team forums is 4.4 which exceeds world-class standards;

Sustainability report – social *continued*

for the year ended 30 September 2006

- an estimated R15 million was saved as a result of cost saving and improvement suggestions generated by employees, many of which they have implemented themselves;
- approximately 85% of employees participated in an annual Individual Perception Monitor for which a positive index in excess of 92% was achieved; and
- all operational units are running at very high utilisation and output levels.

Transformation through employee involvement

Employee engagement is the key to PPC's success, which is seen as the extent to which employees commit to the vision and values of the organisation, coupled with their purpose to work productively and their intention to build a career at the company. Essentially, it is about engaging the "hearts and minds" of all employees to achieve the desired results.

During the Kambuku process, an organisation performance model was developed, namely "the vital elements of a performing organisation". This model set the benchmark for the internal standards, systems and processes, which facilitate employee engagement and participation.

Regular coaching and assessments are conducted throughout the group in the form of an annual Individual Perception Monitor (IPM) for which there is a participation rate in excess of 85%. These assessments assist in measuring the level of implementation and the added value of the organisation performance model. The added value is determined by the year-on-year improvement in operational performance, the perception of the organisational processes and the role these processes play in adding value to the employees' growth and development and an overall improvement on the annual benchmark assessments.

PPC also lives by the philosophy that yesterday's achievement does not guarantee tomorrow's success. The company therefore strives to continuously improve its systems to ensure that the performance model stays in line with PPC's business philosophy of continuous improvement.

In the past year, a sixth element was added to the group's Vital Elements of a Performing Organisation – Learning for Growth. Learning for Growth is an essential element for sustaining the continuous improvement in skills, knowledge and mindsets throughout the organisation.

PPC – Total % positive results (IPM survey)


100
90
80
70
60
50
97
99
97
96
89
96
95
95
66
81
93
80
75
89
90
88
78
91
89
88
Clear direction
Code of conduct
Remuneration
Benefits
Career development
2003
2004
2005
2006

The PPC approach is one of active involvement and communication with everyone throughout the business. To achieve sustainable best practice, organisational processes have been developed and implemented, which are supported by active employee engagement.

- **Invocoms®** – structured dialogue and communication meetings that take place daily, weekly and monthly.

  More than 300 Invocoms® have been established and are entrenched throughout the group. These meetings are designed to share the PPC vision and objectives, communicate work in progress, daily work planning and monitoring of outputs versus targets, wider education initiatives, as well as policies and procedures. These forums are designed to cascade communication both upward and downward through the organisation and allow for transparent problem resolution and employee participation. Invocoms® are audited on an annual basis thus ensuring consistently high standards of compliance, involvement and commitment to improving business performance.

The Invocoms® structure allows for:
- ongoing encouragement for teams to stretch outputs and targets by reviewing and assessing team performance;
- capturing of innovations and suggestions that will enhance cost savings, process improvement, efficiency and safety;
- effective communication of recognition within the workplace combined with the CEO Awards that recognise excellence;
- the capture of best practices on a centralised database; and
- management of the PPC climate through team members' adherence to the company's code of conduct.

Employees are encouraged to get involved in generating improvements, which are suggested by Invocoms®. The company generated a total of 4 356 suggestions from employees for work-related improvements during 2006. Of these 2 589 have been accepted by management and implemented, and approximately R15 million has been saved through these suggestions.

Over and above the Invocoms® structure, PPC has implemented additional internal processes to enhance and encourage employee involvement and performance on a business level as well as an individual level.

- **Performance reviews** – formalised individual performance review meetings are held with every employee against agreed annual objectives. Every employee within PPC owns and agrees to a performance scorecard that clearly stipulates the required workplace outputs and behavioural standards. Feedback on individual performance is given to the employee at these reviews, which is linked to agreed individual development plans that contribute to the development and upskilling of employee competencies within the workplace.
- **Mentorship and coaching** – a structure has been developed to improve employee skills sets and leadership capabilities. Mentors and coaches are assigned to relevant employees to assist with individual development. Learner paths are developed that support employee advancement and career opportunities, which are well communicated and monitored.
- **Succession planning** – structured succession plans are developed to facilitate employee advancement, which is constantly evaluated. Internal career advancement is aligned with these succession plans and shared with identified succession candidates.
- **Internal communication** – a motivated workforce requires consistent and effective communication, quarterly briefs in the form of internal published and video newsletters are circulated to all employees, some of which are site specific, department focused or group centric.
- **Executive roadshows** – the executive team conducts biannual roadshows to all operations in the group where performance and forecast results are communicated to all employees.
- **Ethics line** – PPC has an independent ethics line that is managed by Deloitte. Employees are encouraged to report irregularities anonymously through this confidential service.
- **Corporate governance** – numerous internal and independent corporate governance audits are carried out at each PPC site annually.

Sustainability report – social *continued*

for the year ended 30 September 2006

- **Employment equity forums** – these have been structured to ensure open and frank consultation and participation to remove all barriers to employee advancement. These forums participate in all employee restructuring discussions with management.
- **Key leader summits** – a representative sample of the workforce participates in these summits, ensuring an understanding of high-level PPC strategic direction. Employee issues are raised at these summits and action plans are developed and implemented to ensure speedy resolution.
- **Climate creation forums** – these forums are planned and conducted regularly to address and monitor the organisational climate. Trained internal facilitators provide feedback on climate issues to management, from which action plans are developed in order to address areas of concern.
- **Individual Perception Monitor** – this internal survey is conducted on an annual basis and enables the organisation to track employee ratings and perceptions of critical organisational processes, such as understanding the vision, employee benefits, leadership behaviour, remuneration, training, coaching and effectiveness of communication. The results are discussed at all levels and action plans are implemented to address areas of concern.
- **Annual external satisfaction survey** – this survey is carried out nationally and is coordinated by Deloitte under the auspices of the "Best Company to Work For" survey. Employee participation is based on a random sample as determined by Deloitte. In 2006, PPC was nominated as the third "Best Company to Work For" in South Africa and the "Best Company to Work For" in the manufacturing sector, a title the company has held for the past four years.

Analysis of workforce – South Africa

	Black		Coloured		Asian		White		
	Male	Female	Male	Female	Male	Female	Male	Female	Total
Executive					1		4		5
Senior management			1				7		8
Middle management	21	10	17	1	17	6	151	33	256
Skilled upper/technical	116	24	93	33	6	6	286	74	638
Semi-skilled, apprentices/trainee	675	35	212	39		2	42	41	1 046
Labourers/unskilled	274	7	20			1	4	1	307
Job grouping	1 086	76	343	73	24	15	494	149	2 260

Analysis of workforce – Botswana and Zimbabwe

	Male	Female	Total
Executive	2	0	2
Senior management	3	0	3
Middle management	34	8	42
Skilled upper	138	38	176
Semi skilled/apprentices	292	14	306
Labourers/unskilled	234	2	235
Job grouping	703	62	765

SA recruitment by race


3%
18%
23%
2006
56%
White
Black
Coloured
Asian

SA recruitment by race


3%
20%
23%
2005
54%
White
Black
Coloured
Asian

77% of all employees externally recruited are previously disadvantaged individuals. This is in accordance with the employment equity plans and the recruitment strategy of the business.

Growth through learning and development

PPC is focused on building sustainable competence in order to remain globally competitive, and is passionately committed to the learning and development of its people by subscribing to the principles of life-long learning. Where appropriate, PPC aims to align its development initiatives to the National Qualifications Framework (NQF).

This year, 1 383 employees were profiled against Adult Basic Education and Training (ABET) and 409 employees were placed on various ABET programmes across the company. The ABET programmes have proven highly successful with the current pass rate of 95%.

PPC employees ABET profile

Level	Number profiled	Number on training
Pre-ABET	51	47
ABET Level 1	249	184
ABET Level 2	194	88
ABET Level 3	207	54
ABET Level 4	205	36
> ABET Level 4	477	N/A
Total	**1 383**	**409**

Learnerships

The company is committed to supporting the sector skills plan and places specific emphasis on the development of black learners.

PPC's Group Training Centre (GTC), based at the PPC Slurry operation near Mafikeng, received full Mining Qualifications Authority (MQA) and secondary Metal Engineering and Related Sector Education and Training Authority (MERSETA) accreditation and was also ISO 9001: 2000 certified. Of the 63 learners that have attended the courses presented at the GTC during the 2006 financial year, 87% were unemployed prior to joining the company.

PPC's organisational performance director, Salim Abdul Kader, is an alternate board member of the MQA and various subject matter experts from PPC participate in MQA technical reference groups, and are responsible for motivating and driving the learning needs of PPC and the broader cement industry.

Sustainability report – social *continued*

for the year ended 30 September 2006

PPC employee achieves personal growth through ABET

Peter Mene is 60 years old, with no formal education, and is an operator in the PPC Port Elizabeth packing plant.

He started the pre-ABET course in 2004 and has since moved on to Level 1. Peter's challenges were numerous, which included having to learn how to grip a pencil, something that most people learn as small children, and when asked for his signature he would simply make a cross or a thumb print. Today, Peter proudly boasts about his ability to write his name and has gained considerable confidence through the programme.



PPC employee transforming the company's history

Bonolo Jacqueline Sello has made history at PPC having qualified as the first female fitter and turner in the group.

Bonolo is 24 years old and joined the PPC Lime Acres team as a learner in September 2003. She was trained at the PPC Group Training Centre at Slurry and successfully qualified as a fitter and turner in June 2006.



PPC is in the process of establishing academies in the operations, and sales and marketing disciplines with the intention of offering programmes to employees at all levels of the organisation, which are aligned to the NQF. PPC is partnering with another leading brand in the Barloworld group of companies, Plascon, on the development of the Sales and Marketing Academy.

PPC has implemented specific policies and programmes for skills development, career management and continued employability for all its employees.

Leadership development

PPC has invested significantly in the development of its leaders. Numerous leadership development initiatives ranging from leadership principles training to emotional intelligence (EQ) profiling and coaching, as well as leadership behaviour 360° reviews have been conducted. Various leadership, mentorship and coaching programmes have been implemented across all leadership levels in the company.

Leadership development statistics

Level	Intervention	Number of participants
Executives	EQ profiling and coaching	12
Senior managers	EQ profiling and coaching	34
Managers	Leadership principles training	146
Supervisors and foremen	Leadership principles training	140
Executives	360° behavioural reviews	12
Senior managers	360° behavioural reviews	34

Growth in spend on learning and development

The concerted effort and focus on the personal and professional growth of PPC employees is reflected in the hours of training as well as the total training expenditure of R11,5 million.

Total average hours of training for the year per category

Level	Descriptions	Average hours of training 2006
Executives	Grade 1	**41**
Senior management	Grades 2 – 3	**41**
Middle management	Grades 4 – 5	**171**
Lower management	Grades 6 – 7	**287**
Skilled (upper) supervisors	Grade 8	**232**
Skilled technical employees	Grades 9 – 11	**213**
Semi-skilled employees	Grades 12 – 15	**147**
Apprentices/trainees	Grades 12 – 15	**742**
Unskilled employees	Grades 16 – 19	**112**

Sustainability report – social *continued*

for the year ended 30 September 2006

Learners per skills field (63)


8%
18%
37%
2006
37%
Electricians
Fitters and turners
Platers/welders
Diesel mechanics

Total cost of training (Rm)


12
10
8
6
4
2
0
04
05
06

Learners per skills field (50)


10%
14%
36%
2005
40%
Electricians
Fitters and turners
Platers/welders
Diesel mechanics

Learners per skills field (34)


12%
9%
2004
41%
38%
Electricians
Fitters and turners
Platers/welders
Diesel mechanics

Equal opportunities for growth

All PPC employees have equal opportunity for employment and advancement. This is in accordance with the company's policies and practices on employment equity and succession planning.

EE composition of management

	EE levels (Scorecard compliance)		
	2006	2005	2004
	%	%	%
Management manning levels (Asians, Blacks and Coloureds)	**27**	25	21
Females in management	**53**	17	10

PPC remains committed to improving the composition of previously disadvantaged individuals (as determined by the Employment Equity Act) at management and senior management levels.

Transforming behaviour to establish safe working practices

The prevention of incidents and protecting employees' health and safety in the workplace are of primary importance to the company, especially in achieving its vision to more than double stakeholder value by 2010. Areas that require transformation have been identified and considerable growth in other areas has been achieved.

All health and safety management systems are externally certified to OHSAS 18001 standards. Through these standards PPC ensures its compliance with the principles and guidelines of the ILO *(International Labour Organisation)* for health and safety in the workplace. At the same time, its customers, employees, shareholders and members of the community are given the assurance that PPC is not only a responsible employer but a first-class corporate citizen focused on achieving continuous improvement in the areas of occupational health and safety.

A healthy workforce is a productive workforce, therefore occupational health is closely monitored by the on-site clinics and reported according to the relevant statutory requirements. Of equal importance are the annual health checks carried out on all PPC employees. Should any health related concerns be identified, the employees are immediately referred to medical doctors for further investigation and treatment.

To ensure that all PPC operations comply with acceptable standards and safety systems, all PPC operations have been audited by DEKRA, an independent European Certification organisation. Evidence of the entire company's commitment to prioritising health and safety in the workplace is the fact that all PPC operations, other than PPC Botswana, Jupiter and Dwaalboom, achieved a DEKRA five-shield status during 2006, the highest category achievable.

The Lost Time Injury Frequency Rate (LTIFR) is frequently analysed on a plant-specific and group-wide basis. Through this analysis areas of improvement and excellence are determined and recorded. During 2006, a total of 25 lost time injuries were reported.

Regrettably, two fatalities, occurred at the PPC Jupiter and Dwaalboom factories. The company extends its deepest sympathy to the families of Steven Nel and David Molefe Mokgadi.

Achieving constant improvement is a culture at PPC, and by analysing the safety statistics and information generated at the operations has resulted in the company embarking on a significant company-wide safety initiative to ensure that injuries in the workplace are curbed. This behavioural safety initiative seeks to change the behaviour and attitudes of our employees and contractors towards workplace safety.

EE profile of learners (49)


2%
4%
27%
2006
57%
10%
Black male
Black female
Coloured male
Coloured female
Asian female

EE profile of learners (39)


3%
5%
33%
2005
51%
8%
Black male
Black female
Coloured male
Coloured female
Asian female

EE profile of learners (26)


4%
4%
2004
42%
42%
8%
Black male
Black female
Coloured male
Coloured female
Asian female

Sustainability report – social *continued*

for the year ended 30 September 2006

The initiative is focused on promoting a mutual culture of accountability, prevention, recognition and learning through sharing in all aspects of safety. The preparation and implementation of daily risk assessments and safe work declarations by all employees before they start work is central to its success. A target of zero lost times injuries has been set as the measure of success for this project.

Hazard identification and risk assessment training was identified as a vital requirement to achieving continuous improvement and has been carried out at all operations, with 300 people having completed the appropriate courses. Two levels of training were conducted, one aimed at supervisory level employees and the second focused on senior management.

Through the JAP, which covers all disciplines in the company with the view to assuring good corporate governance in non-financial functions, non-conformances are investigated with corrective and preventative action being implemented to prevent re-occurrences. Experiences and best practice in one operation or department are systematically shared with all other operations and departments throughout the PPC group. This supports our culture of continuous improvement and enhancing the company library of best practices.

Health and safety management committees are functional at all operations, again in accordance with, and beyond, the legal requirements. Through these committees equal representation of employees and the employer is guaranteed. Stakeholder engagement continues to take place concerning all matters relating to health and safety.

Health and safety statistics

	South Africa	
	2006	2005
Absentee rates (days)	**10 056**	19 442

Absentee rates include all days of absence whether or not the employee was paid and includes sickness days, days lost through industrial action, compassionate leave and unauthorised leave.

PPC's focus on health and safety impacted positively on the business and this noteworthy reduction in absentee days can be attributed to a workforce focused on maintaining healthy lifestyles and working safely.

Customer health and safety

Just as the company focuses on employees' health and safety, it is equally important to focus on ensuring the health and safety of our customers. Information on the safe use of PPC products is printed on the bags, delivery notes, silos and tankers; providing clear instructions and information to prevent any health or safety

PPC is making use of its own cement storage silos to increase its brand awareness. The first silos to be branded using this unique outdoor medium were at its Jupiter factory in Gauteng.





The PPC executive team is fully committed to the PPC Behavioural Safety Initiative. Orrie Fenn (far right) launched the PPC Hercules' factory campaign together with PPC's organisational performance director, Salim Abdul Kader (middle), and PPC Hercules' general manager, Njombo Lekula

related incidents. Detailed product safety data sheets are made available and a toll-free telephone number is published extensively to further assist PPC's customers during their time of need. Quality assurance and technical experts, employees of the company, are available to engage continuously with customers as part of PPC's customer service ethos.

There were no instances of non-compliance with regulations concerning customer health and safety, nor any penalties or fines imposed for any breach recorded in the past year. Similarly, no complaints were upheld by regulatory or official organisations with regard to health and safety in respect of PPC products and services.

SABS ISO 9001:2000 certification has been retained and quality management standards have been maintained. In an effort to eliminate the impact of PPC's operations on the environment, the company remains committed to operating in accordance with the ISO 14001:2004 standards.

Procedures to deal with product quality non-conformances form part of the integrated SHEQ (safety, health, environment and quality) management systems. Customer focus groups are held regularly enabling the company to address issues relating to product information.

There were no instances of non-compliance with any regulations concerning packaging and product information and labelling, nor were any fines or penalties for breaches recorded.

The company's strategic approach to marketing related or company-specific advertising, is in accordance with the guidelines of the National Advertising Standards Authority. Accredited and noteworthy service providers are employed to manage the design and placement of the adverts on behalf of PPC. As such, no breaches of advertising or market regulations were reported in the 2006 financial year.

Furthermore, information security policies and procedures have been implemented throughout PPC to ensure the confidentiality and privacy of all customers.

HIV and Aids

PPC recognises that HIV/Aids poses an enormous threat to the country's development, security and economic growth. PPC's operations are both capital and labour intensive and, as a result, there is a large percentage of contractors employed by the company.

PPC has been actively addressing the issue of HIV/Aids in the workplace since the 1990s. In 2005, however, the company decided that the programme should be refocused

Sustainability report – social *continued*

for the year ended 30 September 2006

and a three-phase "Know Your Status" campaign was launched. The purpose of the campaign was to increase awareness, provide training, promote prevention and offer voluntary counselling and testing to employees and their families, contractors and members of the communities associated with PPC sites.

This campaign has proven highly successful, which is evident in the fact that over 95% of PPC's South African employees know their HIV status. The company implemented the following initiatives as part of its HIV/Aids awareness campaign:

- access to an Anti-Retroviral Treatment (ART) programme for employees who are not members of a medical aid;
- free condom distribution;
- peer educator training;
- community roadshows and family days; and
- nutritional programmes.

Since the "Know Your Status" campaign was launched in 2005, it has become apparent that there is a slight decrease in the HIV/Aids prevalence rate, reduction in employee absenteeism and most importantly, an increase in the uptake of ARTs. The company is in the process of reviewing the successes and the challenges of the "Know Your Status" campaign, with a view to revitalising the programme internally, with specific intervention programmes aimed at continuous counselling and testing, wellness and disease management.

A challenge that continues to face South Africa and impact on PPC is the stigmatism and myths surrounding HIV/Aids. PPC is planning to introduce programmes that will enable and empower employees to participate in open communication channels and, in so doing attempt to dispel the associated misperceptions. In order to achieve a sustainable impact on employees and their communities, PPC will be investigating opportunities to partner with other organisations to address the broader impact of HIV/Aids on the country.

Corporate ethics

PPC has adopted the Barloworld policies and guidelines pertaining to the Universal Declaration of Human Rights, the fundamental Human Rights Conventions and the provisions of the Constitution of the Republic of South Africa towards human rights and the Bill of Rights.

Employees are consulted with and trained on all policies and practices concerning human rights in the workplace. All employees have an opportunity to provide input and the policies have been amended accordingly. Furthermore, contractors to PPC are entitled to the same privileges and treatment as permanent employees.

Through partnerships with organisations such as Women for Housing, PPC continues to play its part in laying the foundations for a better South Africa.

Minister of Housing, Ms Lindiwe Sisulu (left), in conversation with Craig Waterson, divisional director cement, at the launch of the 2006 Women's Build



A rigorous screening process is undertaken before accrediting potential suppliers of goods and services and this includes human rights gatekeeper questions. PPC's ongoing efforts in the areas of small medium and micro enterprise (SMME) and black economic empowerment (BEE) procurement, demonstrate its commitment to supporting previously disadvantaged individuals and business entities. PPC's commitment to potential SMME and BEE procurement is supported by values which include, inter alia, respect for the individual, non-discriminatory practices and care for the communities in which the company operates. In this regard, PPC is a member of the Corporate SMME Development Forum (CSDF) which procures goods, services and consumables from accredited suppliers.

PPC's policy is one of equity in the workplace according to the Constitution and the Bill of Rights. An ethics policy governs the behaviour of all employees with regard to non-discriminatory practices in the workplace and an ethics hotline has been established, which is monitored by external auditors, Deloitte. The hotline provides a confidential means for employees to report any discrepancies, issues or concerns within the workplace.

Freedom of association is another right, which has been enshrined and protected by the PPC ethics policy. PPC has a long-standing tradition of recognising and dealing with trade unions that represent employees at our business units.

The PPC ethics policy prohibits child, compulsory or forced labour, which is enforced throughout the company. Hiring of labour is aligned to the relevant legislation and standards of the country in which PPC operates.

Disciplinary policies and procedures at PPC provide a formal framework for fair, systematic and uniform measures in the workplace – the aim being to ensure an educational and corrective outcome. An employee who is being disciplined will be given the option of being represented by another employee, should they so wish.

Formal appeals against a dismissal or summary dismissal decision may be made to the senior manager on the site. In the event of the appeal being successful, the employee will be reinstated retrospectively without loss of basic employment benefits. In the event of the appeal being unsuccessful, the dismissal will be effective in terms of the original dismissal notification.

Grievance procedures exist to provide a formal channel for the communication of grievances and resolution in the shortest possible period. The employee may not be disadvantaged in the presentation of a grievance by virtue of lack of skill or knowledge, and will be given the option of being represented by any other permanent employee of the company. An interpreter is not regarded as a representative.

The company's procurement policy ensures that outsourced service providers have policies and procedures to protect the human rights of their employees. Contractor services are secured according to legal compliance practices in the country.

As a company that aims to provide fair and equal employment opportunities, PPC continually strives to subscribe to the legislative frameworks and guidelines that address the needs of indigenous people in the countries in which it operates, and as such conditions of employment are adjusted accordingly.

The ethics policy also governs bribery and corruption and PPC has applied a zero tolerance stance to this issue. The penalty for any employee found guilty of such practices is dismissal. The ethics line is also available to anyone who wishes to divulge information in this regard. In addition, a register of gifts received by employees is kept with permissible guidelines.

The company has no affiliations with any political parties. The ethics policy outlines the principles for relationships with political parties and no contributions are made to fund political parties, election campaigns or electoral candidates.

Sustainability report – social *continued*

for the year ended 30 September 2006

Building sustainable communities

The nature of PPC's operations and the geographical location of its sites determine the nature of the relationship between the PPC operations and the communities in which they operate. There is a long history of involvement between the sites and these communities which is integral to the way the business operates.

Each site has an established community forum, which facilitates open and clear dialogue with community stakeholders. Registers are maintained of all identified interested and affected parties (IAPs) and ongoing dialogue remains a priority, in order to address and record community concerns.

If feasible, services and commodities are procured from previously disadvantaged businesses or SMMEs located in the communities, with the aim of making a valued contribution to the growth of the local economies.

The group's corporate social investment programme is designed to address the needs of the communities from which it draws its labour by means of interventions aimed at skills transfer and business empowerment.

Transformation in action

PPC approaches transformation and its focus on growth through transformation as a business imperative. The fundamental principles of the group's transformation strategy are:

- **Relevance** – that it makes business sense and adds value to the benefit of all stakeholders;
- **Empowering** – that it makes a difference to many and helps bridge the socio-economic divide;
- **Actualisation** – that the transformation vision becomes a way of life throughout the organisation; and
- **Lasting** – that it is a sustainable, visible and emotionally connected legacy.

Broad based black economic empowerment (BBBEE)

PPC is proud of its excellent track record in corporate governance and remains committed to the objectives of broad-based transformation as set out in the legislation on black economic empowerment (BEE) and the Department of Trade and Industry's (DTI) generic scorecard. Moreover, as an entity, PPC subscribes to the framework and guidelines for BBBEE as determined by the Mining Charter.

In the external BBBEE audit, PPC has been rated as a "Non-BEE Company with Satisfactory Contributions towards Broad Based BEE and Unrestricted Operational Capacity".

The board has recently formed a BBBEE and transformation committee to which directors appropriate to this important process have been appointed. The committee will initially focus on the implementation of the company's BBBEE ownership plans. The company is committed to achieving the black equity targets of 15% by 2009 and 26% by 2014 as set out in the mining charter and is busy devising a sustainable and all-encompassing solution that will incorporate relevant black empowerment partners, employees and community representation through community trusts. Advisors have been appointed to assist the company in this matter.

Transformation and growth from within

PPC believes in promoting people from within, with a specific focus on the development of black individuals in the organisation, which includes plans to appoint more senior black executive directors to the board. Investigations into the establishment of a black junior board and the introduction of selective shadow positions to accelerate the promotion of black individuals in the organisation is under way.



"People with disabilities are often given simple projects or tasks to carry out. I chose brick making as it requires physical strength and precision; and bricks are essential even for the simplest building project, not to mention large developments." Ruth Mochobane, founder of the Soweto Blind Brickmakers Project (left)

Facilitating growth and transformation

The company has concentrated its efforts on empowering communities through skills development and training. The theory behind this principle is to provide people with the skills to build lasting and profitable projects that will benefit future generations. The efforts in the Corporate Social Investment (CSI) portfolio have centred on building a better life for all.

PPC has spent a substantial amount on various CSI projects, which have included:

- A sponsorship of a Habitat for Humanity Corporate Build, to build a house for a disadvantaged family living in Ivory Park, Gauteng. PPC took this opportunity to bring two of its key stakeholders, employees and community members, together for what was to be a truly rewarding experience as PPC employees volunteered to work alongside Ivory Park community members to build one of the houses.

The experience was an enriching one for all concerned. Not only were new skills learnt, but the PPC team was given the opportunity to experience on a personal level, the lifestyle and hardships of the less fortunate.

- PPC donated two new hand-operated concrete mixers to the Soweto Blind Brickmakers situated in Orlando East, south of Johannesburg, in an attempt to help the project realise its proposed expansion plans.

  The cement brick-making project was started in 1988 by Ruth Mochobane, a determined blind woman, who took it upon herself to become an economically active individual in the community. PPC's involvement with the Soweto Blind Brickmakers goes back many years when the company donated a cement brick-making machine to assist Ruth in realising her dream of starting a sustainable enterprise for blind people. The project has since grown from the initial three volunteers to 14, all of whom receive training and skills development and in this way they have become a formidable team.

- PPC again partnered with Women for Housing in support of this year's Women's Build which took place in Orange Farm.

Sustainability report – social *continued*

for the year ended 30 September 2006

The Women's Build is a partnership between Women for Housing, the Department of Housing and the NHBRC (National Home Builder's Registration Council), supported by corporate sponsors such as PPC. The company donated 1 300 bags of cement to the Women's Build which was used to plaster the 50 houses that were constructed during the five-day build.

Developing enterprises for economic growth

By working closely with organisations such as Women for Housing and South African Women in Construction, PPC is contributing towards the growth and sustainability of enterprises in the construction industry and particularly in support of women in construction. Underlying the partnerships with these organisations is skills transfer and training and PPC has sponsored workshops and presented workshops on basic concrete technology, plastering and basic business principles to further develop and enhance their contribution to the industry.

PPC continues to engage with a number of black-owned enterprises who are seeking further development and opportunities for growth. These enterprise development initiatives should gain further momentum once the Codes of Good Practice have been finalised by the Department of Trade and Industry.

As a member of the Barloworld group, PPC has aligned itself with the Barloworld Siyakhula Trust, which was specifically established to provide assistance to existing and potential enterprises.

Building capability through growth

Building capability within the communities in which the company operates is another component of the PPC transformation and growth strategy. In keeping with the guidelines of the Mining Charter, PPC has developed social and labour plans for ten of its mining operations. These plans aim to fast track community upliftment, curb poverty and improve economic activity in the predominantly rural areas.

The purpose of these plans is to partner with the local government structures and, in some cases, Non-governmental Organisations (NGOs) and together build self-sufficient communities and a legacy to benefit generations to come.

As part of PPC's mining conversions, the social and labour plans for Dwaalboom and Lime Acres have been submitted, and plans are in place to submit the remaining plans in 2007.

The social and labour plan projects which have been implemented in the past year have touched the lives of young and old, and in so doing the company has made meaningful contributions to the predominantly vulnerable members of the communities in which the company operates.

Solving problems together

When embarking on the Batsweledi project, PPC proactively engaged with the communities of Disake, Mokgalwana and Matlametlou, which surround its Dwaalboom factory, and together identified the need for a dedicated and secure pension payout point to serve the elderly members of these communities.

At the same time, PPC required a central point that could be used as a recruitment centre for the duration of its R1,36 billion cement capacity expansion project. The outcome was the construction of the Mokgalwaneng Pension Payout and Recruitment Centre. PPC contributed R500 000 towards the construction of the centre which included the costs for building materials as well as the labour, which was sourced from the community.

The PPC Batsweledi project team has since engaged with the community and developed a process and procedure for the recruitment of local labour. A plan was put in place to ensure that all three villages could have access to opportunities associated with the project, and as such a detailed database has been established of all interested individuals or parties from these communities to which



"The Batsweledi project provided PPC with a perfect opportunity to contribute further to the upliftment of the communities surrounding our Dwaalboom factory. PPC's consultation with the community has benefited all parties and this facility is the ideal solution for all concerned, which will be used well into the future.," Koos Taljaard, PPC Cement projects director (third from right)

contractors or potential employers can have access when recruiting labour.

Building a place in the community's heart

Together with the Swartland Municipality and the parent body of Esterhof Primêr Cum Bewaarskool, PPC built a community centre, incorporating a much needed crèche as well as a craft centre, for the people of Riebeek Kasteel in the Western Cape, a community linked directly to the PPC Riebeeck factory.

This project specifically highlighted the benefits of partnerships between the private and public sectors as well as community ownership. The land on which the centre was built was provided by the Swartland Municipality and purchased at a reasonable price by the parent body of the crèche. The company contributed R187 000 towards the construction materials, as well as the costs for the labour sourced from the local community. The Esterhof Primêr Cum Bewaarskool parent body has taken on the responsibility of managing and maintaining the centre on behalf of the community.

PPC sees this as the beginning of a broader plan of social investment in the Riebeek Kasteel and Riebeek West communities. The company will continue to address the needs of these communities in terms of infrastructure development and poverty eradication, which is closely aligned to the Local Economic Development (LED) initiatives of the Swartland Municipality.

Growth and transformation through procurement

The group has made excellent progress in terms of meeting the company target of spending 50% of its discretionary expenditure with BEE suppliers by 2014. The spend with BEE suppliers has increased to over R600 million in the current year.

Despite the fact that the code of good practice on preferential procurement has yet to be finalised, PPC continues to proactively look for new opportunities to increase its spend with BEE suppliers. Supplier workshops are hosted by PPC, as a means of educating the current supplier base on BEE requirements.

Sustainability report – social *continued*

for the year ended 30 September 2006

Case study

Polisak (Pty) Limited – packaging suppliers to PPC since 1999

Polisak is a certified BEE company with more than 50% of its shareholding belonging to previously disadvantaged individuals. The company was registered in 1999, the same year that its first machines arrived from Austria and were installed to manufacture woven polypropylene block bottom bags for the cement industry.

PPC Slurry was the first cement factory in the world to use this alternative packaging. The construction, dimensions and specifications that were developed at PPC Slurry, in conjunction with Polisak, are being used today as the worldwide industry standard.

Polisak's woven polypropylene block bottom bag is an alternative to the traditional paper bags used to package cement in South Africa. The product offers many advantages in terms of strength, durability and environmental friendliness.

In the six years since Polisak opened its doors many improvements have been implemented, resulting in excellent growth in terms of factory output and the company's customer base. The capacity of the factory has grown from one million bags per month to four million bags per month; and the customer base has increased from PPC alone in 1999 to around 35 customers in 2006. Furthermore, through PPC's continued support, Polisak's growth has also helped to create employment opportunities and more than 250 permanent employees are currently working at the company.

In 2004, PPC urged Polisak to advance its systems and introduce a recognised quality control management system to its production facility. Polisak has since successfully achieved and retained its ISO 9001:2000 certification.

Polisak proudly admits that PPC has played an instrumental role in the growth and transformation of its company.



Polisak proudly states that PPC has played an instrumental role in the growth and transformation of the company.



Case study

SMME development

Carpe Diem Coal SA – Carpe Diem Logistics – coal procurement company and logistics supplier to PPC since 2003

Carpe Diem Coal SA is an inspiration to any aspiring entrepreneur or small business enterprise. This powerful husband and wife team, Colin and Sharlene Lotter, have established these companies into a vibrant force in the local South African coal supply and logistics industry. In fact, it is Colin's knowledge and technical understanding of PPC's production and overall raw material procurement processes that has elevated Carpe Diem Coal SA to the status of preferred supplier within the PPC group.

Carpe Diem's vision is predominantly inspired by its name Carpe Diem, meaning *"Seize the Day (Opportunity)"*, and this energetic team has done just that. The company mission is modelled on the Latin phrase *"Vini Vidi Vici"* – I came, I saw, I conquered, "Opportunity – Commitment – Success" which is accomplished through an approach of identifying the opportunity, committing fully to delivering outstanding service and value, and reviewing successes and failures at every possible occasion. According to Colin and Sharlene, their passion is underpinned by a combination of expertise and hard work coupled with honest and transparent communication with customers.

Carpe Diem's first contract with PPC was signed in 2003 and approximately 50 000 tons of coal were supplied to selected PPC factories during this term. Since then, Carpe Diem's coal supply has increased to approximately 450 000 tons of coal per annum, which includes seven of the eight PPC production sites, the exception being Dwaalboom. Despite this strong growth over the last three years, Carpe Diem's level of service and added value has been maintained and PPC's expectations have always been exceeded.

The secret to the Carpe Diem success is reliability, honesty and integrity – values that formulate PPC's culture and approach to conducting business. Therefore it is not surprising that this relationship is highly beneficial to both organisations.

"It is our philosophy to embrace and understand PPC's business, we need to adapt and modify our systems and processes to keep up with the changes experienced in the cement manufacturing industry and this has been the foundation of the relationship that we currently enjoy with PPC," says Colin Lotter.

Carpe Diem Coal SA and Carpe Diem Logistics are "Proudly South African" companies, focused purely on supplying coal and associated logistics solutions to the South African market. A restructuring process is also on the cards as the companies are in the process of concluding a BEE transaction that will result in a transformed Carpe Diem group continuing to revolutionise the local coal supply market in the next 12 to 24 months.



Carpe Diem

"Seize the day".



Sustainability report – social *continued*

for the year ended 30 September 2006

Legislative compliance

Details of PPC's progress in accordance with the scorecard for the broad-based socio-economic empowerment charter for the South African Mining Industry is itemised below.

Requirements	Progress
Human resources development • Has the company offered every employee the opportunity to be functionally literate and numerate and are employees being trained?	• The opportunity to improve literacy and numeracy levels is offered to relevant employees at all sites. • Adult Basic Education and Training (ABET) assessments have been conducted at most sites and the balance of these assessments are planned for 2007. Of the target employee base, 76% has been assessed. • 409 PPC employees are currently participating in ABET programmes.
• Has the company implemented career paths for Historically Disadvantaged South African (HDSA) employees including skills development plans?	• Intellectual capital review and succession plan systems are in place and conducted regularly for the selection and development of employees. • Individual Development Plans have been formulated for all employees on the internal succession planning system. • Skills development plans are compiled and submitted in accordance with legislative requirements. • The Group Training Centre (GTC) registered 63 learnerships in 2006 and plans to train more than 70 learners in 2007.
• Has the company developed systems through which empowered groups can be mentored?	• The company has introduced and formalised internal mentoring and/or coaching programmes for HDSA employees. • The company works with the Enterprise Development Unit of Barloworld and, where appropriate, in conjunction with local municipalities to mentor identified small business enterprises. • The company works closely with the Small Enterprise Development Association (SEDA) of the Department of Trade and Industry (DTI).
Employment equity • Has the company published its employment equity plan and reported on its annual progress in that plan?	• All plans are submitted to the Department of Labour annually. This is done in accordance with the amended Employment Equity regulations. • Very good progress has been made in middle and junior management levels across the business.
• Has the company established a plan to achieve a target for HDSA participation in management of 40% within five years of implementing its plan?	• The current HDSA participation in management has progressed well, as itemised below: Junior management 24% Middle management 26% Executive management 17% • PPC has developed integrated plans to achieve the overall target of 40% by 2009.
• Has the company identified a talent pool and is it fast-tracking?	• One-on-one performance reviews, intellectual capital reviews and succession plan processes are used to identify talent for development and promotion from within.
• Has the company established a plan to achieve the target for women participation in mining of 10% within five years and is it implementing the plan?	• The company has elected to prioritise the recruitment of women, and especially black females, into management positions. • Currently 23,1% of women are employed in both middle and junior management positions (9,5% black and 13,6% white).
• Has the company subscribed to government and industry agreements to ensure non-discrimination against foreign migrant labour?	• No foreign migrant workers are employed by the company. • A non-discriminatory recruitment policy is in place and adhered to. • Two-way exchange training and development programmes are in place at PPC's Zimbabwe and Botswana operations.

Requirements	Progress
• Has the company cooperated in the formulation of integrated development plans and is the company cooperating with government in the implementation of these plans for communities where mining takes place and for major labour sending areas? Has there been effort on the side of the company to engage the local mine community and major labour sending area communities?	• Social and labour plans have been submitted to the relevant authorities and these have taken into account the Mining Regulations of the Department of Minerals and Energy and the Integrated Development Plans of local municipalities. All the major labour sending areas have been identified in the various operations' social and labour plans. • A pension pay-out centre was built by the company in the North West Province. • The company contributed to the establishment of a crèche in the Western Cape and a children's home in the Northern Cape.
Housing and living conditions • For company provided housing, has the mine, in consultation with stakeholders, established measures for improving the standard of housing, including the upgrading of hostels, conversion of hostels to family units and promoted home ownership options for mine employees? Companies will be required to indicate what they have done to improve housing and show a plan to progress the issue over time and show it is implementing the plan.	• PPC's plans to abolish segregated hostels and single quarters commenced in the early 1990s. • Employees are encouraged to bring their families to company provided or subsidised accommodation. • Where appropriate, the company discontinued sourcing "migrant labour" from non-labour sending regions and is recruiting from the local communities in which it operates. • Opportunities are provided for employees to secure housing loans. • The company provides housing at most of its remote operations.
• For company provided nutrition, has the mine established measures for improving the nutrition of mine employees? Show a plan to progress the issue over time and how it is implementing the plan.	• Every operation has a canteen which serves subsidised and nutritional meals. • The nursing sisters at the factories provide education and training on nutrition.
Procurement • Has the company given HDSA's preferred supplier status?	• Procurement from HDSA companies is encouraged and promoted continuously.
• Has the company identified current level of procurement from HDSA companies in terms of capital goods, consumables and services?	• All operations are making a concerted effort to source capital goods, consumables and services from HDSA suppliers. • Total spend for the year was in excess of R600 million. (2005: R260 million).
• Has the company indicated a commitment to a progression of procurement from HDSA companies over a three to five-year time frame in terms of capital goods, consumables, and to what extent has the commitment been implemented?	• Current levels of procurement from HDSA suppliers have been identified. • The company intends to increase procurement from HDSA's from the current 28% of procurement spend to 50% by 2014.
Ownership and joint venture • Has the mining company achieved HDSA participation in terms of ownership for equity or attributable units of production of 15% in HDSA hands within five years and 26% in ten years?	• The company is currently finalising its ownership strategy and discussions with potential BEE partners are due to commence shortly.
Beneficiation • Has the mining company identified its current levels of beneficiation?	• Guidelines for the industry in which PPC operates have not yet been published. Nevertheless, the company beneficiates all limestone mined into cement or lime. This equates to an added value of up to thirty times that of the mined mineral.
• Has the mining company established its baseline level of beneficiation and indicated the extent that this will have to be grown in order to qualify for an offset?	• PPC beneficiation of limestone has, short of diversifying into the concrete products market, reached the limit. • The final product is cement, which is utilised in the building and construction industry.
Reporting • Has the company reported on an annual basis, its progress towards achieving its commitments in its annual report?	• Extensive reporting on sustainability and social performance indicators are included in the annual report. • Progress on the Mining Charter scorecard and the implementation of the group's social and labour plans is now reported on annually.

Sustainability report – social *continued*

for the year ended 30 September 2006

Case study

Sponsorship

PPC Young Concrete Sculptor Awards

PPC believes that patronage of the arts is one of the greatest gifts a business can bestow on a nation. In support of this belief and the company's stated commitment to the development of the communities in which it operates, the PPC Young Concrete Sculptor Awards was established to mark the celebration of PPC's Centenary Year, fourteen years ago.

The competition was designed to encourage, recognise and reward artists "young" in the art of sculpting. Each year the company's cement technical team presents one-day workshops in all major centres around the country in an effort to teach aspiring sculptors the technical skills required to work with this relatively inexpensive medium, which is accessible to artists in all sectors.

Prize money to the value of R60 000 is presented to the winners of the competition in two main categories, namely Best Sculpture on Exhibition and Technical Excellence in Concrete Sculpture. Furthermore, a two-week exhibition is held at the Association of Arts Pretoria which provides an opportunity for those who have been selected by the panel of judges to exhibit their works of art.

Many previous winners, including Angus Taylor, Marietjie Prinsloo and Marc Edwards have gone on to establish themselves as artists of considerable calibre and stature, locally and abroad.

PPC was recognised for its contribution to the arts at the 2005 Business Day/BASA (Business & Arts South Africa) Awards, and was the recipient of the "Long-term Development of the Arts" Award.

President Thabo Mbeki is the patron of BASA and the awards, sponsored by Business Day and Anglo American, aim to acknowledge corporates and individuals who are committed to supporting and developing the arts in South Africa.

The greatest benefit of the PPC Young Concrete Sculptor Awards is the assistance and encouragement provided to South Africa's young, emerging artists and the company's contribution to the development of the arts in this young and vibrant nation.



Established
14 years ago to celebrate PPC's Centenary Year.



Case study

Community Involvement and Volunteerism

Supporting a community in need

There is nothing more satisfying than lending someone in need a hand. Volunteerism is probably one of the most gratifying acts of humanity that any person can show and the PPC executive team has shown that they too have a conscience and willingness to make a difference to people's lives.

Mama Winnie is a committed and much-loved woman who runs a children's home in Finetown, Johannesburg. Ma Winnie, as she is fondly known, bought a large house with her retirement income and went about setting up a facility to look after abandoned, abused and HIV infected and affected children from the community. She currently takes care of 60 children in her home and assists a further 1 640 children from the community, who arrive on her doorstep daily to receive a square meal.

As if that's not enough, Ma Winnie also runs an outreach and support programme for child-headed households, and offers free infant day care to working parents earning a low income.

In a recent social upliftment project associated with the SABC 1 Zola 7 programme, PPC donated 100 pockets of Surebuild to build a wall around the premises of Ma Winnie's home to improve its security. Residents of the Finetown community were contracted to build the wall, which is currently under construction.

This was all the inspiration that the PPC executive team needed to take an afternoon off, from their very busy schedules, to visit Ma Winnie and paint the interior of her house. Following an afternoon of hard work interspersed with some good-hearted fun, Orrie Fenn, chief operating officer of PPC, and the executive team presented Ma Winnie with much needed food supplies and a cheque to the value of R5 000 to assist her in continuing with the amazing work that she is doing.

"Many of us cannot even begin to understand the heartache and hardship experienced by the young people that Ma Winnie takes care of. It is therefore very humbling to witness this unbelievable selflessness and caring that one person provides, which has such a profound impact on so many. Ma Winnie is an inspirational community leader and worthy of the respect and love that is imparted on her by the Finetown community," Orrie Fenn, chief operating officer.



Ma Winnie

selfless devotion and dedication.





Building on a rich heritage of growth and transformation – a truly nation building company



Runner-up

For the first time in the five-year history of the PPC Achiever Awards, a **Runner-up** was announced. This is a clear indication of the outstanding calibre of the entrants and the judges difficulty in selecting an outright winner.

Michiel Maarman an employee at PPC De Hoek has been with the company for 15 years. Over the past year, Michiel has made numerous cost-saving suggestions. One suggestion, which has since been implemented, was to use old finishing mill scrap charge in the coal mill. The results were phenomenal, as the output of the mill and production of the kilns increased dramatically during the winter months. The De Hoek factory is currently implementing two more of Michiel's suggestions. The first being to install a second spacer on the brick saw to save time, decrease waste and increase safety. His second suggestion was to construct a ramp to allow the tractor to reach the ball sorter, which should improve safety and allow for improved sorting time.





Abel Monabe of PPC Lime Acres began his career with PPC in 1976, and his commitment is outstanding. Thanks to one of his suggestions, Lime Acres is improving the way in which oil is changed, resulting in a saving of R72 000 per annum.

Johan Geldenhuys made his mark as an achiever at the PPC Dwaalboom factory. Brush failure in an electrical motor in the finishing mill was costing the company over R110 000 per annum and down time of twelve hours on every failure. Johan suggested that the electrical motor be replaced with a squirrel cage motor and soft starter, resulting in significant cost and time savings.





Vusani Ntombana of PPC Port Elizabeth is yet another PPC innovator. Vusani's suggestion to install a chiller double pump, eliminated breakdowns on the x-ray machine, increased clinker quality control and improved the reporting process. Vusani is a very dedicated man. He improved his skills through the internal ABET programme and has since enrolled for a Sales and Marketing certificate.

Isaac Nyoni is an employee at the PPC Colleen Bawn factory in Zimbabwe. PPC Zimbabwe's cement sales are heavily dependent on the efficient operation of the railway system that links the Colleen Bawn Factory and the Bulawayo Cement Grinding Depot. When the compressor on the diesel locomotive failed, the locomotive had to be stopped and without a spare unit available in Zimbabwe and the spares from South Africa estimated to take two weeks to arrive, an urgent solution was needed. It was Isaac who came up with the idea of connecting a mobile compressor to the wagon behind the locomotive and using compressed air to power the braking system. Isaac's innovative, yet simple solution guaranteed continued cash flow and sales.





Wayne Milligan, together with his technical support team came up with a solution to the continuous pressure that is being placed on companies to reduce CO_2 emissions. Following extensive and thorough research, Wayne proposed that the Cement Division's premium brand, Surebuild, be repositioned as a 32.5R product, which should ultimately result in increased revenue, reduced CO_2 emissions and the differentiation of Surebuild above all other general purpose cement products. The change was implemented one month ahead of schedule.

Chris Viljoen an employee with a 28-year track record, was an invaluable resource during the PPC Jupiter recommissioning phase. Chris generated and implemented more than 100 suggestions, one of which was to implement a dust collector monitoring system. His suggestion to replace the kiln thruster during the recommissioning of the existing packer and palletiser plant saved the project immense costs.





John Dube is the dispatch supervisor for Mooiplaas and Laezonia and was instrumental in the successful implementation of the new Accpac dispatching system. Through John's efforts the competency of the dispatch clerks was improved through formal and on-the-job training. His contribution minimised the risk to customers and avoided financial impact on the business.



Alta Walker is an energetic advocate of the extension of PPC's product range. Alta's dedication entails frequent visits to all PPC sites and continuous overseeing of operations to ensure that the quality management system runs smoothly. This is vital in confirming the viability and optimum operating conditions needed to produce cement at the required performance targets.

Top 10 achievers

These ten achievers, chosen as "the best of the best" from a workforce of over 3 000 were recognised for their extraordinary contribution to the company in the past financial year. They are the people who really "went the extra mile"!

"The passionate PPC people strengthen Kambuku's heartbeat everyday. That heartbeat brings comfort and confidence to our customers and shareholders. There's nothing like winning. It should bring happy and greener pastures to all our people, in other words a better quality of life. I salute you all. You are the epitome of the finest of Kambuku's people," John Gomersall.


SGUNTSU STEMELA
ACHIEVERS AWARD

Winner

PPC has many exceptional employees and among them is **Pannie Solomon**, an employee at PPC Riebeeck for 15 years, who is an outstanding example of a true PPC Achiever. Pannie is a passionate and valued employee and his performance consistently exceeds expectations. Pannie proposed that a compact roller be used to crush the coarse materials being fed into the rotary star feeder at the substandard clinker project. Soon after implementation, production improved and significant cost savings were realised, extending to millions of rands. Pannie was also responsible for the modification of the flow of sewerage pellets into the hopper. He inserted an extended steel plate and lowered the blow pipe to ground level, saving five tons of coal per day, an equivalent of R5 000 per day. Pannie's suggestions did not stop there. Another innovative idea that Pannie proposed was to use a ramp for the Bobcat to clean locomotive trucks, which resulted in deadlines being met and increased productivity.

Annual financial statements

Contents

Certificate by secretaries

for the year ended 30 September 2006

In terms of section 268G(d) of the Companies Act, 1973, as amended (the Act), we certify that Pretoria Portland Cement Company Limited has lodged with the Registrar of Companies all such returns as are required of a public company in terms of the Act. Further, that such returns are true, correct and up to date.

Barloworld Trust Company Limited
Secretaries
Per AR Holt

7 November 2006

Approval of annual financial statements

for the year ended 30 September 2006

The directors of the company are responsible for the integrity and objectivity of the annual financial statements and other information contained in this annual report, which have been prepared in accordance with International Financial Reporting Standards and in the manner required by the Companies Act, South Africa.

In discharging this responsibility, the group maintains suitable internal control systems designed to provide reasonable assurance that assets are safeguarded and that transactions are executed and recorded in accordance with group policies.

The directors, supported by the audit committee, are satisfied that such controls, systems and procedures are in place to minimise the possibility of material loss or misstatement.

The directors believe that the group has adequate resources to continue in operation for the foreseeable future and the financial statements appearing on pages 76 to 78 and 98 to 171 have, therefore, been prepared on a going-concern basis.

The annual financial statements were approved by the board of directors on 7 November 2006 and are signed on its behalf by:

AJ Phillips
Chairman

JE Gomersall
Chief executive officer

7 November 2006
Sandton

Report of the independent auditors

for the year ended 30 September 2006

TO THE SHAREHOLDERS OF PRETORIA PORTLAND CEMENT COMPANY LIMITED

We have audited the annual financial statements and group annual financial statements of Pretoria Portland Cement Company Limited set out on pages 76 to 78 and 98 to 171 for the year ended 30 September 2006. These financial statements are the responsibility of the company's directors. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with International Standards on Auditing. Those standards require that we plan and perform the audit to obtain reasonable assurance that the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements; assessing the accounting principles used and significant estimates made by management; and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements and group financial statements fairly present, in all material respects, the financial position of the company and the group at 30 September 2006, and the results of their operations and cash flows for the year then ended in accordance with International Financial Reporting Standards, and in the manner required by the Companies Act of South Africa.

Deloitte & Touche

Deloitte & Touche
Registered Auditors
Per MJ Jarvis
Partner

7 November 2006

Building 1 and 2, Deloitte Place, The Woodlands Office Park Woodlands Drive, Sandton

National Executive: GG Gelink Chief Executive, AE Swiegers Chief Operating Officer, GM Pinnock Audit, DL Kennedy Tax, L Geeringh Consulting, MG Crisp Financial Advisory, L Bam Strategy, CR Beukman Finance, TJ Brown Clients & Markets, SJC Sibisi Public Sector and Corporate Social Responsibility, NT Mtoba Chairman of the Board, J Rhynes Deputy Chairman of the Board

A full list of partners and directors is available on request.

Directors' report

for the year ended 30 September 2006

The directors have pleasure in presenting their report on the annual financial statements of the company and of the group for the year ended 30 September 2006.

BUSINESS ACTIVITIES

Pretoria Portland Cement Company Limited, its subsidiaries and associates, operate in Southern Africa as manufacturers of cementitious and aggregate products, lime and limestone.

The principal activities of the company and its subsidiaries remain unchanged from the previous year.

REVIEW OF OPERATIONS

A comprehensive review of operations is detailed in the attached annual financial statements.

ACCOUNTING POLICIES

The results of Portland Holdings Limited have not been consolidated in the group results. Increasingly restrictive practices on foreign currency and pricing, and ongoing shortages of transport and production inputs impact on the ability to exercise effective control and justify the continued non-consolidation of this company's results. The investment has been accounted for on a fair value investment basis.

The results of Afripack (25% held) have previously been consolidated with the group's results due to PPC funding a substantial portion of the purchase consideration. In October 2006 the loans representing the vendor financing were repaid and consequently this company results have been accounted for in terms of accounting standard IFRS 5, as a discontinued operation, with assets and liabilities disclosed as "held-for-sale". The investment will in future be equity accounted as an associate company.

SHARE CAPITAL AND PREMIUM

The authorised share capital remains unchanged at 60 000 000 ordinary shares of R1 each. On 30 September 2006 the issued share capital of the company was 53 761 239 (2005: 53 761 239; 2004: 53 750 139) shares of R1 each and the share premium stood at R813,9 million (2005: R813,9 million; 2004: R812,8 million).

Details of shares authorised, issued, unissued and shares under option at 30 September 2006 are given in note 9 to the group financial statements.

ACQUISITION BY THE COMPANY OF ISSUED SHARES

The company did not exercise its authority to buy back shares from its issued share capital.

POST-BALANCE SHEET EVENTS

There are no post-balance sheet events that may have an impact on the group's reported financial position at 30 September 2006.

DIRECTORS' INTEREST IN SHARE CAPITAL

At 30 September 2006 the beneficial holdings of directors of the company and their families in the ordinary shares of the company were as follows:

RH Dent **26 535** (2005: 26 535 shares; 2004: 26 535 shares)

There has been no change in the directors' interest in share capital since year-end.

TRANSFER SECRETARIES

The company's transfer secretaries changed their name from Ultra Registrars (Pty) Limited to Link Market Services South Africa (Pty) Limited with effect from 1 July 2006.

REGISTER OF MEMBERS

The register of members of the company is open for inspection to members and the public, during normal office hours, at the offices of the company's transfer secretaries, Link Market Services South Africa (Pty) Limited, or at Corpserve (Private) Limited (Zimbabwe).

BORROWINGS

The company's borrowing powers are unlimited. At 30 September 2006 borrowings and guarantees amounted to R1 072,3 million (2005: R364,3 million; 2004: R421,5 million). The borrowing powers of its subsidiary, Portland Holdings Limited, Zimbabwe, are limited by its articles of association to twice the amount of shareholders' interest. At 30 September 2006 the level of borrowings did not exceed the limit.

PROPERTY, PLANT AND EQUIPMENT

Certain of the company's properties are the subject of land claims. The company is in the process of discussion with the Land Claims Commissioner and awaiting the outcome of claims referred to the Land Claims Court. The claims are not expected to have an impact on the company's operations.

At 30 September 2006 the group investment in property, plant and equipment amounted to R1 413,6 million (2005: R1 246,9 million; 2004: R1 224,8 million) details of which are set out in note 1 to the group financial statements. Capital commitments at the year-end amounted to R1 298,8 million (2005: R1 479,4 million; 2004: R52,2 million). There has been no change in the nature of the property, plant and equipment or to the policy relating to the use thereof during the year.

DIVIDENDS

					Cents per share		
Number	Description	Declaration date	Record date	Payment date	**2006**	2005	2004
205	Special	7 November 2006	5 January 2007	8 January 2007	**770**	800	1 400
204	Final	7 November 2006	5 January 2007	8 January 2007	**1 100**	840	700
203	Interim	9 May 2006	2 June 2006	5 June 2006	**330**	260	220
					2 200	1 900	2 320

HOLDING AND SUBSIDIARY COMPANIES

Pretoria Portland Cement Company Limited is a subsidiary company of Barloworld Limited which held 71,67% (2005: 71,67%; 2004: 71,57%) of the issued share capital at 30 September 2006. There are no other recorded members in the company's share register holding in excess of 5% of the total issued share capital of the company.

The names and country of registration, as well as the amount of their share capital, percentage holding and interest held by PPC in each of its principal subsidiary companies are set out in Annexure 1 on page 171 of the report. All subsidiary companies share the same financial year-end as PPC.

Directors' report *continued*

for the year ended 30 September 2006

SPECIAL RESOLUTIONS

A special resolution authorising the directors to acquire issued shares in the ordinary share capital of the company was passed at the annual general meeting held on 23 January 2006 and registered on 3 February 2006.

SPECIAL RESOLUTIONS PASSED BY SUBSIDIARY COMPANIES

PPC Saldanha (Pty) Limited – A special resolution winding up the company by means of a members' voluntary winding up in terms of section 349 of the Companies Act was passed on 18 April 2006 and registered on 26 April 2006.

PPC Saldanha (Pty) Limited – A special resolution regarding the destruction of the company's and liquidator's books and records not earlier than six months after the date of confirmation by the Master of the High Court of the Final Liquidation and Distribution Account was passed on 18 April 2006 and registered on 26 April 2006.

PPC Slag (Pty) Limited – A special resolution winding up the company by means of a members' voluntary winding up in terms of section 349 of the Companies Act was passed on 18 April 2006 and registered on 26 April 2006.

PPC Slag (Pty) Limited – A special resolution regarding the destruction of the company's and liquidator's books and records not earlier than six months after the date of confirmation by the Master of the High Court of the Final Liquidation and Distribution Account was passed on 18 April 2006 and registered on 26 April 2006.

DIRECTORS AND SECRETARIES

The directors in office at the date of this report appear on pages 12 and 15.

Details relating to the secretaries to the company, including their business and postal addresses, appear in the administration section on the inside back cover.

At the annual general meeting held on 23 January 2006, Messrs S Abdul Kader and J Shibambo were elected as directors and Messrs RH Dent, P Esterhuysen, AJ Lamprecht and EP Theron were re-elected as directors of the company.

Changes to the directorate since the last annual general meeting were that Mr DG Wilson was appointed as a director with effect from 7 November 2006.

In terms of the company's articles of association, Mr DG Wilson, having been appointed as a director by the board during the year, is required to retire, Mr WAM Clewlow retires having reached retirement age and Messrs O Fenn, JE Gomersall, AJ Phillips and CB Thomson are required to retire by rotation at the forthcoming annual general meeting. Other than Mr WAM Clewlow and Mr CB Thomson, who has been assigned new executive responsibilities at Barloworld Limited and will not be standing for re-election, all had offered themselves for election and re-election respectively at that meeting and the nominations committee had recommended their election and re-election respectively.

AUDITORS

Deloitte & Touche, the worldwide auditors of Barloworld Limited, were re-appointed as auditors to the company at the annual general meeting held on 23 January 2006.

Value added statement

for the year ended 30 September 2006

A measure of the wealth created by the group is the amount of value added to the cost of raw materials, products and services purchased.

This statement shows the total wealth created and how it was distributed.

	Notes	2006 Rm	2005* Rm	2004* Rm
Revenue		**4 686,4**	3 973,6	3 440,1
Paid to suppliers for materials and services rendered	1	**(2 167,0)**	(1 813,6)	(1 631,2)
Value added		**2 519,4**	2 160,0	1 808,9
Exceptional items		**0,4**	12,5	(0,3)
Income from investments^		**67,2**	85,4	111,5
Total wealth created		**2 587,0**	2 257,9	1 920,1
Wealth distribution:				
Salaries, wages and other benefits	2	**471,6**	486,9	471,1
Providers of capital		**1 111,0**	1 332,2	795,1
Finance costs		**51,9**	63,6	58,5
Dividends		**1 059,1**	1 268,6	736,6
– Ordinary dividends		**629,0**	515,9	387,3
– Special dividends		**430,1**	752,7	349,3
Government	3	**675,4**	603,7	471,3
Reinvested in the group to maintain and develop operations		**329,0**	(164,9)	182,6
Depreciation		**165,1**	155,0	153,2
Retained profit		**155,2**	(314,7)	49,0
Deferred tax release		**8,7**	(5,2)	(19,6)
Value added ratios				
Number of employees (30 September)		**3 025**	3 010	2 971
Revenue per employee (R000)#		**1 955,1**	1 680,9	1 265,9
Wealth created per employee (R000)#		**1 079,3**	955,1	706,4

NOTES

1. Paid to suppliers for materials and services

Spoornet is the only supplier of services exceeding 10% of total amount paid.
All contracts are paid in accordance with agreed terms.

2. Salaries, wages and other benefits

	2006 Rm	2005* Rm	2004* Rm
Salaries, wages, overtime payments, commission, bonuses and allowances	**393,9**	404,6	403,3
Employer contributions~	**77,7**	82,3	67,8
	471,6	486,9	471,1

3. Central and local government

	2006 Rm	2005* Rm	2004* Rm
Tax – SA normal, CGT, STC and foreign	**661,7**	587,6	457,9
Regional services council levies	**5,5**	7,4	6,5
Rates and taxes paid to local authorities	**3,0**	3,2	3,2
Custom duties, import surcharges and excise taxes	**3,4**	0,5	1,0
Skills development levy	**4,0**	4,7	3,1
Cash grants and cash subsidies granted by government	**(2,2)**	0,3	(0,4)
	675,4	603,7	471,3

* *Restated*
^ *Includes interest received, dividend income and share of associates' retained profit*
# *Excludes employees of Porthold (2006, 2005 and 2004) and employees of Afripack (2006)*
~ *In respect of pension funds, retirement annuities, provident funds, medical aid and insurance*

Operational review

for the year ended 30 September 2006

MARKET CONDITIONS

Cement

South Africa

Both residential and non-residential markets continued to reflect strong growth resulting in high cement demand countrywide. A number of customers in the concrete product manufacturers sector (CPM) are operating around the clock to meet their production requirements, resulting in cement delivery lead times being extended in some areas during periods of peak demand.

A concerted effort is under way to ensure continuity of customer supply as the cement industry approaches full capacity. Surebuild-equivalent product is being imported into the coastal and designated export markets, whilst certain areas of Botswana and Mozambique are being supplied by Porthold in Zimbabwe, thereby alleviating pressure of supply in the inland region. Unfortunately this has added cost to the supply chain.

Botswana

Whilst demand has continued to decline from the previous year, this trend is expected to reverse in the coming year as a number of large government and private sector projects take off throughout the country.

Zimbabwe

Local sales continued to be at very low levels with the country continuing to struggle with hyperinflation, limited foreign exchange, declining production and shortages of many basic items. Despite this, Porthold managed to increase its exports to Zambia, Botswana and Mozambique, and in addition supply clinker to the Jupiter factory thus earning much needed foreign exchange which contributes to ensuring continuity of operations.

Lime

Increased output in the steel sector resulted overall in burnt product volumes improving slightly on the previous year.

Aggregates

The Mooiplaas and Laezonia quarries achieved record sales during the year in a booming Gauteng market. In Botswana, highly competitive forces and tight market conditions limited volumes.

OPERATIONS

Cement

South Africa

With the exception of Jupiter, all kiln lines were operational and ran at high utilisation levels. However, maintaining high utilisation levels, particularly on those kiln lines approaching retirement age, will pose a challenge going forward. The Jupiter kiln was successfully re-commissioned in the March quarter ahead of schedule and within budget and has added much needed capacity to the inland region.

The Port Elizabeth kiln achieved a best ever utilisation of 95% and this is now the benchmark for all kilns at PPC. A number of dispatch records were set at Jupiter, Slurry, Dwaalboom and De Hoek during the year.

Spoornet service levels although somewhat improved, remains a concern with limestone supplies to Hercules and Jupiter factories problematic at times.

The Batsweledi expansion project at the Dwaalboom factory is progressing to schedule and within budget with all major contracts having been awarded. Earthworks have commenced for the pre-heater, kiln piers, clinker tunnel and electro-static precipitator (ESP) and progress has been better than expected.

Continued high demand growth has resulted in a number of capital projects being evaluated. These include the feasibility study for a state-of-the-art cement mill at a cost of around R600 million in the inland region, and the establishment of a new cement plant in the Western Cape at an estimated cost of around R2,5 billion. Both these projects are aimed at increasing overall cement capacity, whilst also addressing the issue of replacement of certain of PPC's plants.

The use of waste streams continues, with Spent Pot Liners (SPL) and the partial replacement of gypsum with a by-product from the fertiliser industry. The completion of Environment Impact Assessments (EIAs) for the use of generic waste streams at the factories is currently in progress.

On the risk management side, all operations maintained their ISO 9001 (quality), 14001 (environmental) and 18001 (health & safety) certifications. For the third year running, all seven laboratories maintained their "zero findings" status in the annual Cement and Concrete Institute quality compliance audits. In the quest for achievement of zero fatalities or injuries at all operations, the "Behavioural Safety" initiative was launched which aims at inculcating safety awareness through a system of continuous observation, coaching and training.

Zimbabwe

The results of Porthold have again not been consolidated into the group accounts for the current year. Circumstances remain extremely difficult, with shortages of many inputs leading to frequent plant stoppages. Capacity utilisation has improved with increased supply of cement and clinker to the neighbouring territories and to PPC in Gauteng. Major work is to be undertaken during the next year on the kiln and cooler, but no disruption of supply is expected as a "stock build" will be undertaken prior to this.

Lime

Further improvements in plant efficiency, output and refractory consumption were achieved. Establishment of the Bowden North quarry was successfully completed during the year ensuring adequate limestone reserves for the next 25 years. Capital expenditure totalling R20 million will be spent on a bag-house conversion at Lime Acres to further reduce emissions.

Aggregates

The plants at both Gauteng quarries ran at very high utilisation levels. Plans are in progress to increase capacity at both plants during the coming year.

FINANCIAL RESULTS

Revenue grew 18% to R4 686 million with operating profit increasing 23% to R1 861 million.

Regional cement volumes, driven predominantly by the high demand in the residential sector, ended the year at record levels, reflecting growth of 17% on the prior year. In contrast the regional industry sales grew just over 10%. Capacity constraints and production problems at competitors resulted in market share increasing.

The operations of Afripack (Pty) Limited have not been included in the group results as the vendor financing which was provided and necessitated consolidation has been repaid. The exclusion of these results impacts particularly on the group's turnover figure.

The Lime operation reflected improved operating profit attributable mainly to better pricing on supply contracts concluded during the year.

The Aggregates operations reflected strong growth in both volumes and operating profits and full capacity was reached in South Africa. The Kgale operation in Botswana which had experienced numerous production problems last year, returned to profitability.

PROSPECTS

The outlook for cement demand remains positive, with the urgent need to increase infrastructural investment and increasing building activity now evident as the 2010 world cup deadline approaches providing the impetus.

The rate of cement industry growth experienced over the past number of years has resulted in available industry capacity being more fully utilised and a number of producers have announced capacity expansion programmes that will introduce new capacity over the next two to three years. During the interim period, producers are likely to continue to supplement local production with imports.

The situation in Zimbabwe is not expected to improve for some time.

The Aggregates operation is expected to continue to benefit from a buoyant construction segment whilst the Lime operation will reap the benefit of improved contract pricing for the full year in 2007.

	2006 Rm	2005 Rm	2004 Rm
Revenue	**4 686,4**	3 973,6	3 440,1
Operating profit*	**1 861,2**	1 508,9	1 171,0
Operating margin (%)*	**39,7**	38,0	34,0
Net assets	**2 203,3**	2 026,9	2 338,2
Number of employees^	**3 025**	3 010	2 971
Cement capacity (000 tons)	**6 900**	6 400	6 400

* *Restated*

^ *Includes employees of Porthold, whose results are excluded and excludes employees of Afripack (232) in 2006*

Seven-year review of the group's results

for the years ended 30 September

	2006 Rm	2005* Rm	2004* Rm	2003^ Rm	2002^ Rm	2001^ Rm	2000^ Rm
CONSOLIDATED BALANCE SHEETS							
Assets							
Non-current assets							
Property, plant and equipment	**1 414**	1 247	1 225	1 523	1 545	1 390	1 542
Intangible assets	**14**	14	15	10	11	2	2
Investment in non-consolidated subsidiary	**290**	294	315	–	–	–	–
Negative goodwill	**–**	–	(1)	(1)	(1)	–	–
Other non-current assets and investment in associates	**99**	214	366	383	401	457	417
Deferred tax assets	**–**	24	19	16	12	12	13
	1 817	1 793	1 939	1 931	1 968	1 861	1 974
Current assets	**2 539**	1 462	1 611	1 546	1 465	1 186	661
Inventories and receivables	**829**	723	663	642	604	679	504
Short-term investment	**98**	147	–	–	–	–	–
Asset classified as held-for-sale	**130**						
Cash and cash equivalents	**1 482**	592	948	904	861	507	157
Total assets	**4 356**	3 255	3 550	3 477	3 433	3 047	2 635
Equity and liabilities							
Capital and reserves							
Share capital and premium	**868**	868	867	866	866	615	615
Reserves and retained profit	**1 336**	1 138	1 464	1 264	1 255	1 324	1 062
Interest of shareholders of PPC	**2 204**	2 006	2 331	2 130	2 121	1 939	1 677
Outside shareholders' interest	**–**	21	8	–	–	–	–
Interest of all shareholders	**2 204**	2 027	2 339	2 130	2 121	1 939	1 677
Non-current liabilities	**364**	482	692	749	779	728	687
Deferred tax liabilities	**174**	182	181	263	275	208	220
Other non-current liabilities	**190**	300	511	486	504	520	467
Current liabilities	**1 788**	746	519	598	533	380	271
Total equity and liabilities	**4 356**	3 255	3 550	3 477	3 433	3 047	2 635

* *Restated*

^ *Have not been restated for the effects of the changes in accounting policies*

	2006 Rm	2005* Rm	2004* Rm	2003^ Rm	2002^ Rm	2001^ Rm	2000^ Rm
CONSOLIDATED INCOME STATEMENTS							
Revenue	**4 686**	3 974	3 440	3 016	2 505	2 071	1 778
Cost of sales, non-operating income and other costs	**2 825**	2 465	2 270	2 153	1 891	1 617	1 467
Operating profit	**1 861**	1 509	1 170	863	614	454	311
Fair value adjustments on financial instruments	**–**	(7)	–	7	18	–	–
Finance costs	**52**	64	59	56	74	67	75
Income from investments	**67**	84	101	126	91	85	66
Profit before exceptional items	**1 876**	1 522	1 212	940	649	472	302
Exceptional items	**–**	13	–	4	159	57	10
Share of associates' retained profit	–	1	11	6	27	19	11
Profit before tax	**1 876**	1 536	1 223	950	835	548	323
Tax	**670**	582	438	325	230	135	70
Net profit from continuing operations	**1 206**	954	785	625	605	413	253
Discontinued operations							
Net profit from discontinued operations	**8**	–	–	–	–	–	–
Net profit	**1 214**	954	785	625	605	413	253
Attributable to:							
Outside shareholders' interest	–	13	4	–	–	–	–
PPC Company Limited shareholders	**1 214**	941	781	625	605	413	253
	1 214	954	785	625	605	413	253
Attributable net profit excluding exceptional items	**1 214**	928	781	621	446	356	244
ABRIDGED CONSOLIDATED CASH FLOW STATEMENTS							
Cash available from operations	**1 438**	1 095	807	811	629	632	400
Dividends paid	**(1 059)**	(1 269)	(737)	(601)	(524)	(173)	(138)
Net cash inflow/(outflow) from operating activities	**379**	(174)	70	210	105	459	262
Net cash (outflow)/inflow from investing activities	**(243)**	(129)	(44)	(137)	253	(92)	(188)
Net cash inflow/(outflow) from financing activities	**761**	(65)	34	(21)	(10)	(18)	5
Net increase/(decrease) in cash and cash equivalents	**897**	(368)	60	52	348	349	79

* *Restated*

^ *Have not been restated for the effects of the changes in accounting policies*

Seven-year review of the group's results *continued*

for the years ended 30 September

STATISTICS

Share performance

Weighted average number of ordinary shares in issue during the year (000)	Time weighted number of ordinary shares in issue during the year
Net profit per share (cents)	Net profit attributable to shareholders of PPC Company Limited for the year / Weighted average number of shares in issue during the year
Earnings per share before exceptional items (cents)	Net profit attributable to shareholders of PPC Company Limited for the year adjusted for exceptional items net of tax / Weighted average number of shares in issue during the year
Headline earnings per share (cents)	Net profit attributable to shareholders of PPC Company Limited for the year adjusted for exceptional items net of tax, amortisation of goodwill and capital profits or losses net of tax / Weighted average number of shares in issue during the year
Ordinary dividends per share (cents)	Interim dividend per share paid and final dividend per share declared
Special dividend per share (cents)	A non-recurring dividend that is exceptional in terms of either size or date of issue
Dividend cover (times) (excluding special dividend)	Earnings per share before exceptional items / Ordinary dividends per share
Net asset value per share (cents)	Interest of shareholders of PPC, including investments at market value / Total number of shares in issue

* *Restated*

^ *Have not been restated for the effects of the changes in accounting policies*

2006	2005*	2004*	2003^	2002^	2001^	2000^
53 761	53 761	53 745	53 744	53 551	50 011	49 999
2 259	1 749	1 455	1 163	1 130	826	506
2 258	1 726	1 455	1 156	833	712	488
2 260	1 724	1 455	1 150	838	710	521
1 430	1 100	920	725	535	460	315
770	800	1 400	650	600	500	–
1,6	1,6	1,6	1,6	1,6	1,5	1,5
4 098	3 731	4 336	3 964	3 947	4 200	3 584

Seven-year review of the group's results *continued*

for the years ended 30 September

Profitability and asset management	
Operating margin (%)	Operating profit / Revenue
EBITDA (Rm)	Profit from continuing operations before exceptional items, adjusted for investment income, finance,costs, fair value adjustments, depreciation and amortisation
EBITDA to revenue (%)	EBITDA / Revenue
Net asset turn (times)	Revenue / Average of segment assets less segment liabilities
Return on net assets (%)	Profit before exceptional items adjusted for finance costs, associate income and amortisation of goodwill / Average of segment assets less segment liabilities
Return on total assets (%)	Profit before exceptional items adjusted for finance costs, associate income and amortisation of goodwill / Average total assets
Return on shareholders' interest (%)	Net profit attributable to shareholders of PPC Company Limited / Average interest of shareholders of PPC
Return on shareholders' interest (excluding exceptional items (%)	Net profit attributable to shareholders of PPC Company Limited less exceptional items net of tax / Average interest of shareholders of PPC
Replacement capex to depreciation (%)	Cash used on replacement capital expenditure / Depreciation charge for the year
Effective rate of tax (%)	Tax (excluding prior year tax, secondary tax on companies and tax on exceptional items) / Profit before tax, excluding dividend income and exceptional items

* *Restated*

^ *Have not been restated for the effects of the changes in accounting policies*

2006	2005*	2004*	2003^	2002^	2001^	2000^
39,7	38,0	34,0	28,6	24,6	21,9	17,5
2 030	1 667	1 328	1 040	787	619	463
43,3	41,9	38,6	34,5	31,4	29,9	26,0
1,4	1,4	1,1	1,0	0,9	0,9	0,8
59,6	55,0	42,3	33,8	26,9	23,2	17,7
50,7	46,7	36,5	29,0	23,2	19,7	15,2
57,7	43,4	35,0	29,4	29,8	22,8	15,5
57,7	42,8	35,1	29,2	22,0	19,7	14,9
61,1	83,8	51,2	86,3	63,5	48,8	90,0
28,9	29,1	29,7	28,5	28,4	28,5	28,5

Seven-year review of the group's results *continued*

for the years ended 30 September

Liquidity and leverage	
Total liabilities to shareholders' interest (%)	Current and long-term liabilities, excluding deferred tax / Interest of shareholders of PPC
Total borrowings to shareholders' interest (%)	Short-term borrowings and long-term interest-bearing liabilities / Interest of shareholders of PPC
Current ratio	Current assets / Current liabilities
Quick ratio	Current assets, excluding inventories / Current liabilities
Interest cover (times)	Profit before exceptional items, excluding finance costs / Finance costs, including finance costs capitalised and fair value adjustments
Number of years to repay interest-bearing debt – gross	Total borrowings / Cash available from operations
Cash generated from operations	Cash derived from normal operating activities
Cash flow from operations to total liabilities	Cash available from operations / Total liabilities
VALUE ADDED	
Number of employees	Number of persons employed full-time, part-time or other basis during each of the pay periods of the preceding 12 months
Revenue per employee (R000)~	Revenue for the year / Average number of employees
Wealth created per employee (R000)~	Wealth created during the year / Average number of employees

* *Restated*

^ *Have not been restated for the effects of the changes in accounting policies*

~ *Excludes employees of Porthold (2006, 2005 and 2004) and employees of Afripack (2006)*

2006	2005*	2004*	2003^	2002^	2001^	2000^
90	52	44	51	49	46	44
48	18	18	18	19	21	23
1,4:1	2:1	3,1:1	2,6:1	2,8:1	3,1:1	2,4:1
1,3:1	1,7:1	2,7:1	2,2:1	2,3:1	2,6:1	1,7:1
37	23	22	16	10	8	7
1	–	1	1	1	1	1
2 031	1 668	1 294	993	783	629	482
0,7	1,0	0,8	0,7	0,6	0,7	0,5
3 025	3 010	2 971	3 085	3 300	3 004	2 977
1 955,1	1 680,9	1 265,9	944,7	794,9	692,5	577,6
1 079,3	958,0	706,5	507,0	464,1	383,7	296,9

Share performance – JSE Limited

for the years ended 30 September

Number of shares in issue (millions)	Number of authorised shares that are sold to and held by the shareholders of PPC Company Limited
Volumes of shares traded (millions)	Number of shares transacted during the year
Market price (cents)	
– high	Highest prevailing price at which share was sold
– low	Lowest prevailing price at which share was sold
– at year-end	Prevailing price at which share was sold on 30 September
Value of shares traded (Rm)	Number of shares transacted during the year times prevailing price
Volume of shares traded as a percentage of total issued shares (%)	Number of shares transacted during the year ――――― Number of authorised shares that are sold to and held by the shareholders of PPC Company Limited
Number of transactions	Number of exchanges of PPC Company Limited shares between a buyer and a seller
Earnings yield (%)	Earnings per share excluding exceptional items for the most recent 12 months ――――― Market price per share at year-end
Dividend yield (%)	Total dividends paid out of current year's earnings ――――― Market price per share at year-end
Price-earnings ratio	Market value per share at year-end ――――― Earnings per share excluding exceptional items for the most recent 12 months
FTSE/JSE All Share Industrial Index	Average prices of a selected number of shares listed on the JSE Limited
Market capitalisation at 30 September (Rm)	Number of shares in issue times market price per share at year-end

* *Restated*

^ *Have not been restated for the effects of the changes in accounting policies*

2006	2005*	2004*	2003^	2002^	2001^	2000^
51,0	51,0	51,0	50,1	50,1	50,0	50,0
12,7	14,7	13,3	7,5	5,9	7,2	7,9
44 983	29 425	18 300	12 200	8 200	7 200	6 010
27 700	17 163	11 000	7 700	5 874	4 800	4 150
34 788	29 100	18 100	11 350	7 800	6 200	5 100
4 515,6	3 367,2	1 876,9	714,9	410,9	453,4	392,9
24,9	28,8	26,1	15,0	11,8	14,4	15,8
47 543	25 789	16 280	4 028	2 668	1 977	1 463
6,5	6,0	8,0	10,2	10,7	11,5	9,6
6,3	6,5	12,8	12,1	14,6	15,5	6,2
15,4	16,9	12,4	9,8	9,4	8,7	10,5
14 349	14 876	10 042	8 244	6 776	7 631	7 702
17 756,4	14 853,1	9 245,6	5 684,1	3 906,3	3 100,8	2 550,3

Glossary of accounting terminology

for the year ended 30 September 2006

ACCOUNTING POLICIES

The specific principles, bases, conventions, rules and practices applied in preparing and presenting financial statements.

ACCRUAL ACCOUNTING

The effects of transactions and other events are recognised when they occur rather than when the cash is received.

ACTUARIAL GAINS AND LOSSES

The effects of differences between the previous actuarial assumptions and what has actually occurred and changes in actuarial assumptions.

AMORTISED COST

The amount at which a financial asset or financial liability is measured at initial recognition, minus principal repayments, plus or minus the cumulative amortisation using the effective interest method of any difference between that initial amount and the maturity amount and minus any reduction for impairment or uncollectibility.

ASSET

A resource controlled by the entity as a result of a past event from which future economic benefits are expected to flow.

ASSOCIATE

An entity over which the investor has significant influence and that is neither a subsidiary nor an interest in a joint venture. Significant influence is the power to participate in the financial and operating policy decisions of the associate but is not control or joint control over those policies.

AVAILABLE-FOR-SALE FINANCIAL ASSETS

Those non-derivative financial assets that are designated as available-for-sale or are not classified as loans and receivables or held-to-maturity investments or financial assets at fair value through profit or loss.

BORROWING COSTS

Interest and other costs incurred in connection with the borrowing of funds.

BUSINESS COMBINATION

A business is an integrated set of activities and assets conducted and managed for the purpose of providing a return to investors or lower costs or other economic benefits directly and proportionately to participants.

A business combination is the bringing together of separate entities or businesses into one reporting entity.

CARRYING AMOUNT

The amount at which an asset is recognised after deducting any accumulated depreciation and accumulated impairment losses.

CASH AND CASH EQUIVALENTS

Cash comprises cash on hand and demand deposits and cash equivalents are short-term, highly liquid investments that are readily convertible to known amounts of cash and that are subject to an insignificant risk of changes in value.

CASH FLOW HEDGE

A hedge of the exposure to variability in cash flows that is attributable to a particular risk associated with an asset, or a liability that could affect profit or loss or a highly probable forecast transaction that could affect profit or loss.

CASH-GENERATING UNIT

The smallest identifiable group of assets that generates cash inflows that are largely independent of the cash inflows from other assets or groups of assets.

CHANGE IN ACCOUNTING ESTIMATE
An adjustment to an asset or a liability or the amount of the periodic consumption of an asset that results from new information or new developments.

CONSTRUCTIVE OBLIGATION
An obligation that derives from an established pattern of past practice, published policies or a sufficiently specific current statement such that it created a valid expectation on the part of other parties that the obligation will be met.

CONSOLIDATED FINANCIAL STATEMENTS
The financial statements of a group presented as those of a single economic entity.

CONTINGENT ASSET
A possible asset that arises from past events and whose existence will be confirmed only by the occurrence or non-occurrence of one or more uncertain future events not wholly within the control of the entity.

CONTINGENT LIABILITY
A possible obligation that arises from past events and whose existence will be confirmed only by the occurrence or non-occurrence of one or more uncertain future events not wholly within the control of the entity or a present obligation that arises from past events but is not recognised because it is not probable that an outflow of resources embodying economic benefits will be required to settle the obligation or the amount of the obligation cannot be measured with sufficient reliability.

CONTROL
The power to govern the financial and operating policies of an entity so as to obtain benefits from its activities.

COSTS TO SELL
The incremental costs directly attributable to the disposal of an asset (or disposal group), excluding finance costs and income tax expense.

DATE OF TRANSACTION
The date on which the transaction first qualifies for recognition in accordance with International Financial Reporting Standards.

DEPRECIATION (OR AMORTISATION)
The systematic allocation of the depreciable amount of an asset over its useful life. The depreciable amount of an asset is the cost of an asset, or other amount substituted for cost, less its residual value.

DERECOGNITION
The removal of a previously recognised asset or liability from the balance sheet.

DERIVATIVE
A financial instrument whose value changes in response to an underlying contract, requires no initial or little net investment in relation to other types of contracts that would be expected to have a similar response to changes in market factors and is settled at a future date.

DEVELOPMENT
The application of research findings or other knowledge to a plan or design for the production of new or substantially improved materials, devices, products, processes, systems or services before starting commercial production or use.

DISCONTINUED OPERATION
A component that has either been disposed of or is classified as held-for-sale and represents a separate major line of business or geographical area of operations or a subsidiary acquired exclusively with a view to resale.

Glossary of accounting terminology *continued*

for the year ended 30 September 2006

EMPLOYEE BENEFITS
All forms of consideration given in exchange for services rendered by employees.

EQUITY INSTRUMENT
A contract that evidences a residual interest in the total assets after deducting the total liabilities.

EQUITY METHOD
A method in which the investment is initially recognised at cost and adjusted thereafter for the post-acquisition change in the share of net assets of the investee. Profit or loss includes the share of the profit or loss of the investee.

EXPENSES
The decreases in economic benefits in the form of outflows or depletions of assets or incurrences of liabilities that result in decreases in equity, other than those relating to distributions to equity participants.

FAIR VALUE
The amount for which an asset could be exchanged between knowledgeable and willing parties in an arm's length transaction.

FAIR VALUE HEDGE
A hedge of exposure to changes in fair value of a recognised asset, liability or firm commitment.

FINANCE LEASE
A lease that transfers substantially all the risks and rewards incidental to ownership of an asset. Title may or may not eventually be transferred.

FINANCIAL ASSET OR LIABILITY AT FAIR VALUE THROUGH PROFIT OR LOSS
A financial asset or financial liability that is classified as held-for-trading or is designated as such on initial recognition other than investments in equity instruments that do not have a quoted market price in an active market and whose fair value cannot be reliably measured.

FINANCIAL INSTRUMENT
A contract that gives rise to a financial asset of one entity and a financial liability or equity instrument of another entity.

FIRM COMMITMENT
A binding agreement for the exchange of a specified quantity of resources at a specified price on a specified future date or dates.

FORECASTED TRANSACTION
An uncommitted but anticipated future transaction.

GOING CONCERN BASIS
The assumption that the entity will continue in operation for the foreseeable future.

GROSS INVESTMENT IN LEASE
The aggregate of the minimum lease payments receivable by the lessor under a finance lease and any unguaranteed residual value accruing to the lessor.

HEDGED ITEM
An asset, liability, firm commitment, highly probable forecast transaction or net investment in a foreign operation that exposes the entity to risk of changes in fair value or future cash flows and is designated as being hedged.

HEDGING INSTRUMENT
A designated derivative or non-derivative financial asset or non-derivative financial liability whose fair value or cash flows are expected to offset changes in the fair value or cash flows of a designated hedged item.

HELD-FOR-TRADING FINANCIAL ASSET OR FINANCIAL LIABILITY
One that is acquired or incurred principally for the purpose of selling or repurchasing it in the near term or as part of a portfolio of identified financial instruments that are managed together and for which there is evidence of a recent actual pattern of short-term profit-taking or a derivative (except for a derivative that is a designated and effective hedging instrument).

HELD-TO-MATURITY INVESTMENT
A non-derivative financial asset with fixed or determinable payments and fixed maturity where there is a positive intention and ability to hold it to maturity.

IMMATERIAL
If individually or collectively it would not influence the economic decisions of the users.

IMPAIRMENT LOSS
The amount by which the carrying amount of an asset or a cash-generating unit exceeds its recoverable amount or sales price.

IMPRACTICABLE
When, after making every reasonable effort to do so, the requirement cannot be applied.

INCOME
Increase in economic benefits in the form of inflows or enhancements of assets or decreases of liabilities that result in increases in equity, other than those relating to contributions from equity participants.

JOINT CONTROL
The contractually agreed sharing of control over an economic activity.

JOINT VENTURE
A contractual arrangement whereby two or more parties undertake an economic activity that is subject to joint control.

LEGAL OBLIGATION
An obligation that derives from a contract, legislation or other operation of law.

LIABILITY
A present obligation of the entity arising from a past event, the settlement of which is expected to result in an outflow from the entity of resources embodying economic benefits.

LOANS AND RECEIVABLES
Non-derivative financial assets with fixed or determinable payments that are not quoted in an active market.

MINIMUM LEASE PAYMENTS
Payments over the lease term that the lessee is or can be required to make, excluding contingent rent, costs for services and taxes to be paid by and reimbursed to the lessor, together with any amounts guaranteed by the lessee or by a party related to the lessee or in the case of a lessor, any residual value guaranteed to the lessor by the lessee, a party related to the lessee or a third party unrelated to the lessor that is financially capable of discharging the obligations under the guarantee.

Glossary of accounting terminology *continued*

for the year ended 30 September 2006

NET INVESTMENT IN THE LEASE
The gross investment in the lease discounted at the interest rate implicit in the lease.

OPERATING LEASE
A lease other than a finance lease.

OWNER-OCCUPIED PROPERTY
Property held by the owner for use in the production or supply of goods or services or for administrative purposes.

PAST SERVICE COST
The increase or decrease in the present value of the defined benefit obligation for employee service in prior periods resulting from the introduction of, or changes to, post-employment benefits or other long-term employee benefits.

POINT-OF-SALE COSTS
Commissions to brokers and dealers, levies by regulatory agencies and commodity exchanges and transfer taxes and duties but excluding transport and other costs necessary to get the assets to the market.

POST-EMPLOYMENT BENEFITS
Employee benefits (other than termination benefits) that are payable after the completion of employment.

POST-EMPLOYMENT BENEFIT PLANS
Formal or informal arrangements under which an entity provides post-employment benefits to employees. Defined contribution benefit plans are where there are no legal or constructive obligations to pay further contributions if the fund does not hold sufficient assets to pay all employee benefits relating to employee service in the current and prior periods. Defined benefit plans are post-employment benefit plans other than defined contribution plans.

PRESENTATION CURRENCY
The currency in which the financial statements are presented.

PRIOR PERIOD ERROR
An omission from or misstatement in the financial statements for one or more prior periods arising from a failure to use, or misuse of, reliable information that was available when financial statements for those periods were authorised for issue and could reasonably be expected to have been obtained and taken into account in the preparation of those financial statements.

PROPORTIONATE CONSOLIDATION
A method where the venturer's share of each of the assets, liabilities, income and expenses of a jointly controlled entity is combined line by line with similar items in the venturer's financial statements or reported as separate line items in the venturer's financial statements.

PROSPECTIVE APPLICATION
Applying a new accounting policy to transactions, other events and conditions occurring after the date the policy changed or recognising the effect of the change in an accounting estimate in the current and future periods.

RECOVERABLE AMOUNT
The higher of an asset's or cash-generating unit's fair value less costs to sell and its value in use.

REGULAR WAY PURCHASE OR SALE
A purchase or sale of a financial asset under a contract whose terms require delivery of the asset within the time frame established by regulation or convention in the marketplace concerned.

RESEARCH
The original and planned investigation undertaken with the prospect of gaining new scientific or technical knowledge and understanding.

RESIDUAL VALUE
The estimated amount that an entity would currently obtain from disposal of the asset, after deducting the estimated costs of disposal, if the asset were already of the age and in the condition expected at the end of its useful life.

RETROSPECTIVE APPLICATION
Applying a new accounting policy to transactions, other events and conditions as if that policy had always been applied.

RETROSPECTIVE RESTATEMENT
Correcting the recognition, measurement and disclosure of amounts as if a prior period error had never occurred.

SEGMENT ASSETS
Total assets less deferred and current tax assets.

SEGMENT LIABILITIES
Non-interest-bearing current and non-current liabilities, excluding deferred and current tax liabilities.

SUBSIDIARY
An entity that is controlled by the parent.

TAX BASE
The tax base of an asset is the amount that is deductible for tax purposes if the economic benefits from the asset are taxable or is the carrying amount of the asset if the economic benefits are not taxable.

The tax base of a liability is the carrying amount of the liability less the amount deductible in respect of that liability in future periods.

The tax base of revenue received in advance is the carrying amount less any amount of the revenue that will not be taxed in future periods.

TEMPORARY DIFFERENCES
The differences between the carrying amount of an asset or liability and its tax base.

TRANSACTION COSTS
Incremental costs that are directly attributable to the acquisition, issue or disposal of a financial asset or financial liability, ie those that would not have been incurred if the entity had not acquired, issued or disposed of the financial instrument.

UNEARNED FINANCE INCOME
The difference between the gross investment in the lease and the net investment in the lease.

USEFUL LIFE
The period over which an asset is expected to be available for use or the number of production or similar units expected to be obtained from the asset.

VALUE IN USE
The present value of the future cash flows expected to be derived from an asset or cash-generating unit.

Accounting policies

for the year ended 30 September 2006

BASIS OF PREPARATION

Accounting framework

The financial statements are prepared in accordance with International Financial Reporting Standards (IFRS), Interpretations of those Standards using the historical cost convention except for certain financial instruments that are stated at fair value and adjustments, where applicable, in respect of hyperinflation accounting.

The basis of preparation is consistent with the prior year except where the group has adopted new or revised IFRS and Interpretations of those Standards.

The group has adopted the following revised IFRS and Interpretation Standards in the current year, which did not have a material impact on the reported results:

IFRS 2 Share-based Payment; IAS 27 (Revised) Consolidated and Separate Financial Statements; IAS 19 (Revised) Employee Benefits; IFRS 6 Exploration for and Evaluation of Mineral Resources; IFRIC 8 Scope of IFRS 2; IFRIC 5 Rights to Interests arising from Decommissioning, Restoration and Environmental Rehabilitation Funds; IFRIC 6 Liabilities arising from Participating in a Specific Market – Waste Electrical and Electronic Equipment; IFRIC 7 Applying the Restatement Approach under IAS 29 Financial Reporting in Hyperinflationary Economies and IFRIC 9 Reassessment of Embedded Derivatives.

Underlying concepts

The financial statements are prepared on the going concern basis using accrual accounting.

Assets and liabilities and income and expenses are not offset unless specifically permitted by an accounting standard.

Financial assets and financial liabilities are offset and the net amount reported only when a legally enforceable right to set off the amounts exists and the intention is either to settle on a net basis or to realise the asset and settle the liability simultaneously.

Changes in accounting policies are accounted for in accordance with the transitional provisions in the standard. If no such guidance is given, they are applied retrospectively, unless it is impracticable to do so, in which case they are applied prospectively.

Changes in accounting estimates are recognised in profit or loss.

Prior period errors are retrospectively restated unless it is impracticable to do so, in which case they are applied prospectively.

Preparing financial statements in conformity with IFRS requires estimates and assumptions that affect reported amounts and related disclosures. Actual results could differ from these estimates.

Accounting policies are not applied when the effect of applying them is immaterial.

Recognition of assets and liabilities

Assets are only recognised if they meet the definition of an asset, it is probable that future economic benefits associated with the asset will flow to the group and the cost or fair value can be measured reliably.

Liabilities are only recognised if they meet the definition of a liability, it is probable that future economic benefits associated with the liability will flow from the entity and the cost or fair value can be measured reliably.

Financial instruments are recognised when the entity becomes a party to the contractual provisions of the instrument. Financial assets and liabilities as a result of firm commitments are only recognised when one of the parties has performed under the contract.

Derecognition of assets and liabilities
Financial assets are derecognised when the contractual rights to receive cash flows have been transferred or have expired or when substantially all the risks and rewards of ownership have passed.

All other assets are derecognised on disposal or when no future economic benefits are expected from their use or on disposal.

Financial liabilities are derecognised when the relevant obligation has either been discharged or cancelled or has expired.

Foreign currencies
The functional currency of each entity within the group is determined based on the currency of the primary economic environment in which that entity operates. Transactions in currencies other than the entity's functional currency are recognised at the rates of exchange ruling on the date of the transaction. Monetary assets and liabilities denominated in such currencies are translated at the rates ruling at the balance sheet date.

Gains and losses arising on exchange differences are recognised in profit or loss.

The financial statements of entities within the group whose functional currencies are different to the group's presentation currency are translated as follows:

Assets, including goodwill, and liabilities at exchange rates ruling on the balance sheet date.

Income, expense items and cash flows at the average exchange rates for the period.

Equity items at the exchange rate ruling when they arose.

Resulting exchange differences are classified as a foreign currency translation reserve and recognised directly in equity. On disposal of such a business unit, this reserve is recognised in profit or loss.

Hyperinflationary currencies
The financial statements of foreign entities that report in the currency of a hyperinflationary economy are restated for the decrease in general purchasing power of the currency at the balance sheet date before they are translated into the group's presentation currency.

Post-balance sheet events
Recognised amounts in the financial statements are adjusted to reflect events arising after the balance sheet date that provide evidence of conditions that existed at the balance sheet date. Events after the balance sheet date that are indicative of conditions that arose after the balance sheet date are dealt with by way of a note.

Comparative figures
Comparative figures are restated in the event of a change in accounting policy or prior period error.

Separate financial statements
Subsidiaries, associates and joint ventures
Investments in subsidiaries, associates and joint ventures in the separate financial statements presented by a parent, an investor in an associate or a venturer in a jointly controlled entity are recognised at cost.

Group financial statements
Interests in subsidiaries
The consolidated financial statements incorporate the assets, liabilities, income, expenses and cash flows of the company and its subsidiaries as if they are a single economic entity.

Accounting policies *continued*

for the year ended 30 September 2006

The results of subsidiaries acquired or disposed of during the year are included in the consolidated income statement from the date of acquisition or up to the date of disposal.

Inter-company transactions and balances between group entities are eliminated on consolidation.

On acquisition of a subsidiary, minorities' interest is measured at the proportion of the preacquisition fair values of the identifiable assets and liabilities acquired.

The results of special purpose entities that, in substance are controlled by the group, are consolidated.

Interests in associates

The consolidated financial statements incorporate the assets, liabilities, income and expenses of associates using the equity method of accounting, applying the group's accounting policies, from the acquisition date to the disposal date (except when the investment is classified as held-for-sale, in which case it is accounted for as Non-Current Assets Held-For-Sale). The carrying amount of such investments is reduced to recognise any decline, other than a temporary decline, in the value of individual investments.

Where a group entity transacts with an associate of the group, unrealised profits and losses are eliminated to the extent of the group's interest in the relevant associate.

Financial statement items

Property, plant and equipment

Property, plant and equipment represents tangible items and intangible items that are integrated with tangible items that are held for use in the production or supply of goods or services, for rental to others, or for administrative purposes and are expected to be used during more than one period.

Items of property, plant and equipment are stated at cost less accumulated depreciation and impairment losses. Cost includes the estimated cost of dismantling and removing the assets.

Owner-occupied properties and investment properties in the course of construction are carried at cost, less any impairment loss where the recoverable amount of the asset is estimated to be lower than its carrying value.

Depreciation is charged so as to write off the depreciable amount of the assets, other than land, over their estimated useful lives, using a method that reflects the pattern in which the asset's future economic benefits are expected to be consumed by the entity.

Where significant parts of an item have different useful lives to the item itself, these parts are depreciated over their estimated useful lives.

The methods of depreciation, useful lives and residual values are reviewed annually.

The following methods and rates were used during the year:

Buildings	Straight line	30 years
Plant	Straight line	5 to 35 years
Vehicles	Straight line	5 to 10 years
Furniture and equipment	Straight line	3 to 6 years
Mineral rights	Straight line	Estimated life of reserve

Assets held under finance leases are depreciated over their expected useful lives or the term of the relevant lease, where shorter.

The gain or loss arising on the disposal or scrapping of property, plant and equipment is recognised in profit or loss.

Decommissioning and quarry rehabilitation

Group companies are generally required to restore mine and processing sites at the end of their producing lives to a condition acceptable to the relevant authorities and consistent with the group's environmental policies.

Estimating the future costs of these obligations is complex and requires management to make estimates and judgements because most of the obligations will be fulfilled in the future and contracts and laws are often not clear regarding what is required. The resulting provisions are further influenced by changing technologies and political, environmental, safety, business and statutory considerations.

The expected cost of any committed decommissioning or restoration programme, discounted to its net present value, is provided and capitalised at the beginning of each project. The capitalised cost is depreciated over the expected life of the asset and the increase in the net present value of the provision for the expected cost is included with finance costs.

The cost of ongoing programmes to prevent and control pollution and to rehabilitate the environment is taken to profit or loss as incurred.

Annual contributions are made to the group's Environmental Rehabilitation Trust Fund, created in accordance with statutory requirements, to provide for the estimated cost of pollution control and rehabilitation to the end of the life of the related asset.

Intangible assets

An intangible asset is an identifiable non-monetary asset without physical substance which is not integrated with a tangible asset. It includes patents, trademarks, capitalised development cost and certain costs of purchase and installation of major information systems (including packaged software).

Intangible assets are initially recognised at cost if acquired separately or internally generated or at fair value if acquired as part of a business combination. If assessed as having an indefinite useful life, they are not amortised but tested for impairment annually and impaired if necessary. If assessed as having a finite useful life, they are amortised over their useful lives (generally three to seven years) using a straight-line basis and tested for impairment if there is an indication that they may be impaired.

Research costs are recognised in profit or loss when it is incurred.

Development costs are capitalised only when and if they meet the criteria for capitalisation. Otherwise they are recognised in profit or loss.

Patents and trademarks are measured initially at cost and amortised on a straight-line basis over their estimated useful lives.

Goodwill

Goodwill represents the future economic benefits arising from assets that are not capable of being individually identified and separately recognised in a business combination.

Goodwill arising on the acquisition of a business, subsidiary, associate or joint venture is recognised as an asset and is stated at cost less impairment losses. Goodwill is not amortised. Goodwill of associates is included in the carrying amount of the associate.

Goodwill acquired in a business combination for which the agreement date was before 31 March 2004 was previously amortised on a systematic basis over its estimated useful life. The accumulated amortisation previously raised has been netted against the cost.

If, on a business combination, the fair value of the group's interest in the identifiable assets, liabilities and contingent liabilities exceeds the cost of acquisition, this excess is recognised in profit or loss immediately. For business combinations for which the agreement date was before 31 March 2004, this was called negative goodwill and presented as a negative asset. This amount has since been recognised in income.

Accounting policies *continued*

for the year ended 30 September 2006

Deferred tax assets

A deferred tax asset represents the amount of income taxes recoverable in future periods in respect of deductible temporary differences, the carry forward of unused tax losses and the carry forward of unused tax credits (including unused credits for Secondary Tax on Companies (STC)).

A deferred tax asset is only recognised to the extent that it is probable that taxable profits will be available against which deductible temporary differences can be utilised and is accounted for using the balance sheet liability method. It is measured at the tax rates that have been enacted or substantially enacted at the balance sheet date.

Inventories

Inventories are assets held-for-sale in the ordinary course of business, in the process of production for such sale or in the form of materials or supplies to be consumed in the production process or in the rendering of services.

Inventories are stated at the lower of cost and net realisable value. Cost includes all costs of purchase, costs of conversion and other costs incurred in bringing the inventories to their present location and condition, net of discount rebates received. Net realisable value is the estimated selling price in the ordinary course of business, less the estimated cost of completion, distribution and selling.

The specific identification basis is used to arrive at the cost of items that are not interchangeable. Otherwise the first-in-first-out method or weighted average method for certain classes of inventory is used to arrive at the cost of items that are interchangeable.

Non-current assets held-for-sale

Non-current assets (or disposal groups) are classified as held-for-sale if the carrying amount will be recovered principally through sale rather than through continuous use. This condition is regarded as met only when the sale is highly probable and the asset (or disposal group) is available for immediate sale in its present condition.

Immediately prior to being classified as held-for-sale, the carrying amount of the item is measured in accordance with the applicable standard. After classification as held-for-sale, it is measured at the lower of the carrying amount and fair value less costs to sell. An impairment loss is recognised in profit or loss for any initial and subsequent write-down of the asset and disposal group to fair value less costs to sell. A gain for any subsequent increase in fair value less costs to sell is recognised in profit or loss to the extent that it is not in excess of the cumulative impairment loss previously recognised.

Non-current assets or disposal groups that are classified as held-for-sale are not depreciated.

Financial assets

A financial asset is an asset that is cash, an equity instrument of another entity, a contractual right to receive cash or another financial asset from another entity to exchange financial assets or financial liabilities with another entity under conditions that are potentially favourable to the entity.

Financial assets are initially measured at fair value plus transaction costs. However, transaction costs in respect of financial assets classified as at fair value through profit or loss are expensed.

Investments classified as held-to-maturity financial assets are measured at amortised cost less any impairment losses recognised to reflect irrecoverable amounts.

Held-for-trading investments are classified as financial assets at fair value through profit or loss and are carried at fair value with any gains or losses being recognised in profit or loss. Fair value, for this purpose, is market value if listed or a value arrived at by using appropriate valuation models if unlisted.

Trade and other receivables are classified as loans and receivables and are measured at amortised cost less provision for doubtful debts. Write-downs of these assets are expensed in profit or loss.

Other investments are classified as available-for-sale financial assets. These investments are carried at fair value with any gains or losses being recognised directly in equity. Fair value, for this purpose, is market value if listed or a value arrived at by using appropriate valuation models if unlisted.

Financial liabilities

A financial liability is a liability that is a contractual obligation to deliver cash or another financial asset to another entity or to exchange financial assets or financial liabilities with another entity under conditions that are potentially unfavourable to the entity.

Financial liabilities are initially measured at fair value plus transaction costs. However, transaction costs in respect of financial liabilities classified as at fair value through profit or loss are expensed.

Non-derivative financial liabilities that are not designated on initial recognition as financial liabilities at fair value through profit or loss are measured at amortised cost.

Non-derivative financial liabilities that are classified on initial recognition as financial liabilities at fair value through profit or loss are measured at fair value, with changes in fair value being included in net profit or loss.

Derivative financial instruments

The group uses (forward exchange contracts) to hedge its risks associated with foreign currency fluctuations relating to certain firm commitments. The group designates the more significant of these as cash flow hedges.

The use of financial derivatives is governed by the group's policies approved by the board of directors, which provides written principles on the use of financial derivatives consistent with the group's risk management strategy. The group does not use derivative financial instruments for speculative purposes.

Derivatives that are assets are measured at fair value, with changes in fair value being included in profit or loss other than derivatives designated as cash flow hedges.

Cash and cash equivalents are measured at fair value, with changes in fair value being included in profit or loss.

Derivatives that are liabilities are measured at fair value, with changes in fair value being included in net profit or loss other than derivatives designated as cash flow hedges.

Deferred tax liability

A deferred tax liability represents the amount of income taxes payable in future periods in respect of taxable temporary differences.

A deferred tax liability is recognised for taxable temporary differences, unless specifically exempt, at the tax rates that have been enacted or substantially enacted at the balance sheet date and is accounted for using the balance sheet liability method.

Deferred tax arising on investments in subsidiaries, associates and joint ventures is recognised except where the group is able to control the reversal of the temporary difference and it is probable that the temporary difference will not reverse in the foreseeable future.

Accounting policies *continued*

for the year ended 30 September 2006

Post-employment benefit obligations

Payments to defined contribution plans are recognised as an expense as they fall due. Payments made to industry-managed retirement benefit schemes are dealt with as defined contribution plans where the group's obligations under the schemes are equivalent to those arising in a defined contribution retirement benefit plan.

The cost of providing defined benefits is determined using the projected unit credit method. Valuations are conducted every three years and interim adjustments to those valuations are made annually.

Actuarial gains and losses that exceed 10% of the greater of the present value of the group's pension obligations or the fair value of plan assets are amortised over the expected average remaining working lives of the participating employees.

Gains or losses on the curtailment or settlement of a defined benefit plan are recognised in profit or loss when the group is demonstrably committed to the curtailment or settlement.

Past service costs are recognised immediately to the extent that the benefits are already vested. Otherwise they are amortised on a straight-line basis over the average period until the amended benefits become vested.

The amount recognised in the balance sheet represents the present value of the defined benefit obligation as adjusted for unrecognised actuarial gains and losses and the unrecognised past service costs and is reduced by the fair value of plan assets. Any asset is limited to the unrecognised actuarial losses, plus the present value of available refunds and reductions in future contributions to the plan.

To the extent that there is uncertainty as to the entitlement to the surplus, no asset is recognised.

Dividends

Dividends to equity holders are only recognised as a liability when declared and are included in the statement of changes in equity. STC in respect of such dividends is recognised as a liability when the dividends are recognised as a liability and are included in the tax charge in profit or loss.

Provisions

Provisions represent liabilities of uncertain timing or amount.

Provisions are recognised when the group has a present legal or constructive obligation, as a result of past events, for which it is probable that an outflow of economic benefits will be required to settle the obligation, and a reliable estimate can be made for the amount of the obligation.

Provisions are measured at the expenditure required to settle the present obligation. Where the effect of discounting is material, provisions are measured at their present value using a pre-tax discount rate that reflects the current market assessment of the time value of money and the risks for which future cash flow estimates have not been adjusted.

Equity

All transactions relating to the acquisition and sale of shares in the company, together with their associated costs, are accounted for in equity.

Revenue

Revenue represents the gross inflow of economic benefits during the period arising in the course of the ordinary activities when those inflows result in increases in equity, other than increases relating to contributions from equity participants.

Revenue is measured at the amount received or receivable. Cash and settlement discounts, rebates, VAT and other indirect taxes are excluded from revenue.

Revenue from the rendering of services is measured using the stage of completion method based on the services performed to date as a percentage of the total services to be performed.

Revenue from the sale of goods is recognised when the significant risks and rewards of ownership have been transferred, when delivery has been made and title has passed, when the amount of the revenue and the related costs can be reliably measured and when it is probable that the debtor will pay for the goods.

Revenue from the rendering of services is recognised when the amount of the revenue, the related costs and the stage of completion can be measured reliably and when it is probable that the debtor will pay for the services.

Revenue from royalties is recognised on the accrual basis in accordance with the substance of the relevant agreements.

Cost of sales

When inventories are sold, the carrying amount is recognised as part of cost of sales. Any write-down of inventories to net realisable value and all losses of inventories or reversals of previous write-downs or losses are recognised in cost of sales in the period the write-down, loss or reversal occurs.

Employee benefit costs

The cost of providing employee benefits is accounted for in the period in which the benefits are earned by employees.

The cost of short-term employee benefits is recognised in the period in which the service is rendered and is not discounted. The expected cost of short-term accumulating compensated absences is recognised as an expense as the employees render service that increases their entitlement or, in the case of non-accumulating absences, when the absences occur.

The expected cost of profit-sharing and bonus payments is recognised as an expense when there is a legal or constructive obligation to make such payments as a result of past performance.

Income from investments

Interest income is accrued on a time basis by reference to the principal outstanding and at the interest rate applicable.

Dividend income from investments is recognised when the shareholders' right to receive payment has been established.

Borrowing costs

Borrowing costs directly attributable to the acquisition, construction or production of assets that necessarily take a substantial period of time to get ready for their intended use or sale, are added to the cost of those assets, until such time as the assets are substantially ready for their intended use or sale. All other borrowing costs are expensed in the period in which they are incurred.

Exceptional items

Exceptional items cover those amounts, which are not considered to be of an operating nature, and generally include profit and loss on disposal of property, investments and businesses, other non-current assets, and impairments of capital items and goodwill.

Tax

The charge for current tax is based on the results for the year as adjusted for income that is exempt and expenses that are not deductible using tax rates that are applicable to the taxable income.

STC is recognised as part of the current tax charge when the related dividend is declared. Deferred tax is recognised if dividends received in the current year can be offset future dividend payments to the extent of the reduction of future STC.

Accounting policies *continued*

for the year ended 30 September 2006

Deferred tax is recognised in profit or loss (except when it relates to items credited or charged directly to equity, in which case it is also recognised in equity) for all temporary differences, unless specifically exempt, at the tax rates that have been enacted or substantially enacted at the balance sheet date.

Transactions and events

Hedge accounting

If a fair value hedge meets the conditions for hedge accounting, any gain or loss on the hedged item attributable to the hedged risk is included in the carrying amount of the hedged item and recognised in profit or loss.

If a cash flow hedge meets the conditions for hedge accounting the portion of the gain or loss on the hedging instrument that is determined to be an effective hedge is recognised directly in equity and the ineffective portion is recognised in profit or loss.

If an effective hedge of a forecast transaction subsequently results in the recognition of a financial asset or financial liability, the associated gains or losses recognised in equity are transferred to income in the same period in which the asset or liability affects profit or loss.

If a hedge of a forecast transaction subsequently results in the recognition of a non-financial asset or non-financial liability, the associated gains or losses recognised in equity are included in the initial measurement of the acquisition cost or other carrying amount of the asset or liability.

If a hedge of a net investment in a foreign entity meets the conditions for hedge accounting, the portion of the gain or loss on the hedging instrument that is determined to be an effective hedge is recognised directly in equity and the ineffective portion is recognised in profit or loss. On disposal of a foreign entity, the gain or loss recognised in equity is transferred to profit or loss.

Hedge accounting is discontinued on a prospective basis when the hedge no longer meets the hedge accounting criteria (including when it becomes ineffective), when the hedge instrument is sold, terminated or exercised, when, for cash flow hedges, the forecast transaction is no longer expected to occur or when the hedge designation is revoked.

Impairment of assets

At each reporting date the carrying amount of the tangible and intangible assets are assessed to determine whether there is any indication that those assets may have suffered an impairment loss. If any such indication exists, the recoverable amount of the asset is estimated in order to determine the extent of the impairment loss. Where it is not possible to estimate the recoverable amount of an individual asset, the recoverable amount of the cash-generating unit to which the asset belongs is estimated. Value in use is estimated taking into account future cash flows, forecast market conditions and the expected lives of the assets.

If the recoverable amount of an asset (or cash-generating unit) is estimated to be less than the carrying amount, its carrying amount is reduced to the higher of its recoverable amount and zero. Impairment losses are recognised in profit or loss. The loss is first allocated to reduce the carrying amount of goodwill and then to the other assets of the cash-generating unit. Subsequent to the recognition of an impairment loss, the depreciation or amortisation charge for the asset is adjusted to allocate its remaining carrying value, less any residual value, over its remaining useful life.

If an impairment loss subsequently reverses, the carrying amount of the asset (or cash-generating unit) is increased to the revised estimate of its recoverable amount but limited to the carrying amount that would have been determined had no impairment loss been recognised in prior years. A reversal of an impairment loss is recognised in profit or loss.

Goodwill and intangible assets with indefinite useful lives and the cash-generating units to which these assets have been allocated are tested for impairment even if there is no indication of impairment. Impaired goodwill and intangible assets with indefinite lives are only reversed when the associated business is sold.

Leasing

Classification

Leases are classified as finance leases or operating leases at the inception of the lease.

In the capacity of a lessee

Finance leases are recognised as assets and liabilities at the lower of the fair value of the asset and the present value of the minimum lease payments at the date of acquisition. Finance costs represent the difference between the total leasing commitments and the fair value of the assets acquired. Finance costs are charged to profit or loss over the term of the lease and at interest rates applicable to the lease on the remaining balance of the obligations.

Rentals payable under operating leases are charged to income on a straight-line basis over the term of the relevant lease or another basis if more representative of the time pattern of the user's benefit.

Discontinued operations

The results of discontinued operations are presented separately in the income statement and the assets associated with these operations are included with non-current assets held-for-sale in the balance sheet.

Equity compensation plans

Executive directors and senior executives have been granted equity settled share options in terms of the Barloworld Share Option Scheme. After the date on which the options are exercisable and before the expiry date:

- they can be exercised to purchase shares for cash or through a loan from the Barloworld Share Purchase Trust in which event the shares issued are accounted for in share capital and share premium at the amount of the exercise price, or
- they can be ceded to an approved financial institution in which event there is no increase in share capital or share premium until the option is exercised by the financial institution, at which time they are accounted for at the amount of the option price.

The fair value of the share options is recognised and charged against profit, together with a corresponding increase in interest of shareholders (equity compensation reserve), over the vesting period ending on the date on which the performance conditions are fulfilled and the employees become fully entitled to take up the share option. The cumulative expense recognised for share options granted at each balance sheet date until the vesting date, reflects the extent to which the vesting period has expired and the number of share option grants that will ultimately vest in the opinion of the directors of the group, at that date. This is based on the best available estimate of the number of share options that will ultimately vest.

Accounting policies *continued*

for the year ended 30 September 2006

Judgements made by management

Preparing financial statements in conformity with IFRS requires estimates and assumptions that affect reported amounts and related disclosures. Actual results could differ from these estimates.

Judgements made by management in applying the accounting policies, other than those dealt with above, that could have a significant effect on the amounts recognised in the financial statements are:

- Non-consolidation of subsidiary

  The results of Porthold, a wholly-owned Zimbabwean subsidiary, have not been consolidated into the group as at 30 September 2006. There are significant constraints impacting on the normal operation of Porthold and the PPC board concluded that management does not have the ability to exercise effective control over the business. In view of the circumstances, the results of Porthold have continued to be excluded from the group results in the current year and have been accounted for on a fair value investment basis. Fair value is determined using discounted cash flows based on assumptions management deem appropriate.

- Consolidation of special purpose entities

  Special purpose entities established in recent black economic empowerment transactions, have in the past been consolidated in the group results in terms of IAS 27 (Consolidated Financial Statements and Accounting for Investments in Subsidiaries). However, in the current year as these entities are classified as held-for-sale, they have been disclosed in terms of IFRS 5 (Non-current Assets Held-For-Sale and Discontinued Operations). The substance of the relationship between the company and these entities has been assessed and the judgement made that they are controlled entities.

- Asset lives and residual values

  Property, plant and equipment is depreciated over its useful life taking into account residual values, where appropriate. The actual lives of the assets and residual values are assessed annually and may vary depending on a number of factors. In reassessing asset lives, factors such as technological innovation, product life cycles and maintenance programmes are taken into account. Residual value assessments consider issues such as future market conditions, the remaining life of the asset and projected disposal values.

- Decommissioning and rehabilitation obligations

  Group companies are required to restore quarry and processing sites at the end of their productive lives to an acceptable condition consistent with the group's environmental policies. The expected cost of any committed decommissioning or restoration programme, discounted to its net present value, is provided at the beginning of each project.

Estimating the future costs of these obligations is complex and requires management to make estimates and judgements because most of the obligations will be fulfilled in the future and contracts and laws are often not clear regarding what is required. The resulting provisions are further influenced by changing technologies and political, environmental, safety, business and statutory considerations.

- Deferred tax assets

  Deferred tax assets are recognised to the extent it is probable that taxable profits will be available against which deductible temporary differences can be utilised. Future taxable profits are estimated based on business plans which include estimates and assumptions regarding economic growth, interest, inflation and tax rates and competitive forces. Deferred tax assets are also recognised on STC credits to the extent it is probable that future dividends will utilise these credits.

- Valuation of financial instruments

  The valuation of derivative financial instruments is based on the market situation at balance sheet date. The value of the derivative instruments fluctuates on a daily basis and the actual amounts realised may differ materially from their value at the balance sheet date.

- Impairment of assets

  Goodwill is considered for impairment at least annually. Property, plant and equipment and intangible assets are considered for impairment if there is a reason to believe that an impairment may be necessary. Factors taken into consideration in reaching such a decision include the economic viability of the asset itself and where it is a component of a larger economic unit, the viability of that unit itself.

  The future cash flows expected to be generated by the assets are projected, taking into account market conditions and the expected useful lives of the assets. The present value of these cash flows, determined using an appropriate discount rate, is compared to the current net asset value and, if lower, the assets are impaired to the present value.

Sources of estimation uncertainty

There are no significant assumptions made concerning the future or other sources of estimation uncertainty that have been identified as giving rise to a significant risk of causing a material adjustment to the carrying amount of assets and liabilities within the next financial year.

Group balance sheet

at 30 September 2006

	Notes	2006 Rm	2005* Rm	2004* Rm
ASSETS				
Non-current assets		**1 816,6**	1 793,3	1 938,9
Property, plant and equipment	1	**1 413,6**	1 246,9	1 224,8
Intangible assets	2	**14,2**	14,1	15,2
Negative goodwill	2	**–**	–	(1,0)
Investment in non-consolidated subsidiary	3	**289,8**	294,5	315,2
Other non-current assets	3	**99,0**	214,2	358,2
Investment in associates	4	**–**	–	7,8
Deferred tax assets	10	**–**	23,6	18,7
Current assets		**2 538,9**	1 461,4	1 610,7
Inventories	5	**223,7**	222,5	214,6
Trade and other receivables	6	**605,6**	500,3	448,1
Short-term investment	3	**97,9**	147,1	–
Asset classified as held-for-sale	8	**129,7**	–	–
Cash and cash equivalents	7	**1 482,0**	591,5	948,0
Total assets		**4 355,5**	3 254,7	3 549,6
EQUITY AND LIABILITIES				
Capital and reserves				
Share capital and premium	9	**867,6**	867,6	866,5
Non-distributable reserves		**90,9**	52,4	53,3
Retained profit		**1 244,8**	1 085,9	1 410,8
Interest of shareholders of PPC		**2 203,3**	2 005,9	2 330,6
Outside shareholders' interest		**–**	21,0	7,6
Interest of all shareholders		**2 203,3**	2 026,9	2 338,2
Non-current liabilities		**364,3**	481,8	691,9
Deferred tax liabilities	10	**174,0**	181,7	180,7
Interest-bearing	11	**83,0**	197,1	393,3
Non-interest-bearing	11	**107,3**	103,0	117,9
Current liabilities		**1 787,9**	746,0	519,5
Short-term borrowings	12	**982,6**	160,1	21,3
Tax payable		**211,9**	160,2	165,9
Trade and other payables	13	**472,2**	414,9	322,5
Liabilities directly associated with asset classified as held-for-sale	8	**112,1**	–	–
Provisions	14	**9,1**	10,8	9,8
Total equity and liabilities		**4 355,5**	3 254,7	3 549,6

* *Restated*

Group income statement

for the year ended 30 September 2006

	Notes	2006 Rm	2005* Rm	2004* Rm
Continuing operations				
Revenue		**4 686,4**	3 973,6	3 440,1
Cost of sales		**2 520,8**	2 175,2	2 001,0
Gross profit		**2 165,6**	1 798,4	1 439,1
Non-operating income		**1,3**	0,1	0,7
Administrative expenditure		**42,7**	39,7	32,1
Other operating expenditure		**263,0**	249,9	236,7
Operating profit	15	**1 861,2**	1 508,9	1 171,0
Fair value (losses)/gains on financial instruments	16	**(0,2)**	(6,9)	0,2
Finance costs	17	**51,9**	63,6	58,5
Income from investments	18	**67,2**	84,0	100,6
Profit before exceptional items		**1 876,3**	1 522,4	1 213,3
Exceptional items	19	**0,4**	12,5	(0,3)
Share of associates' retained profit		**–**	1,4	10,9
Profit before tax		**1 876,7**	1 536,3	1 223,9
Tax	20	**670,4**	582,4	438,3
Net profit from continuing operations		**1 206,3**	953,9	785,6
Discontinued operations				
Net profit from discontinued operations	8	**8,0**	–	–
Net profit		**1 214,3**	953,9	785,6
Attributable to:				
Outside shareholders' interest		**–**	13,4	3,8
PPC Company Limited shareholders		**1 214,3**	940,5	781,8
		1 214,3	953,9	785,6
Net profit per share (cents)	21.2			
From continuing and discontinued operations				
– basic		**2 258,8**	1 749,3	1 454,8
– fully diluted		**2 258,8**	1 749,3	1 454,7
From continuing operations				
– basic		**2 243,9**	1 749,3	1 454,8
– fully diluted		**2 243,9**	1 749,3	1 454,7
Dividends per share (cents)	22	**2 200**	1 900	2 320

* *Restated*

Group statement of changes in shareholders' interest

for the year ended 30 September 2006

	Share capital Rm	Share premium Rm	Non-distributable reserves: Capital redemption reserve fund Rm	Non-distributable reserves: Unrealised surplus on reclassification of plant Rm
Balance at 1 October 2003	53,7	812,1	0,8	35,8
Restatement (refer note 27.1)	–	–	–	–
Balance at 1 October 2003*	53,7	812,1	0,8	35,8
Movement for the year				
Increase in share capital and premium	–	0,7	–	–
Deconsolidation of Portland Holdings Limited	–	–	–	–
Exchange differences on translation of foreign operation	–	–	–	–
Outside shareholders on part disposal of subsidiary company	–	–	–	–
Revaluation of investments	–	–	–	–
Deferred tax on revaluation	–	–	–	–
Equity compensation charge	–	–	–	–
Other reserve movements	–	–	–	(3,6)
Net profit	–	–	–	–
Dividends	–	–	–	–
Balance at 30 September 2004*	53,7	812,8	0,8	32,2
Movement for the year				
Increase in share capital and premium	–	1,1	–	–
Exchange differences on translation of foreign operation	–	–	–	–
Revaluation of investments	–	–	–	–
Deferred tax on revaluation	–	–	–	–
Equity compensation charge	–	–	–	–
Other reserve movements	–	–	–	(3,2)
Net profit	–	–	–	–
Dividends	–	–	–	–
Balance at 30 September 2005*	**53,7**	**813,9**	**0,8**	**29,0**
Movement for the year				
Exchange differences on translation foreign operation	–	–	–	–
Revaluation of investments	–	–	–	–
Deferred tax on revaluation	–	–	–	–
Cash flow hedge recognised directly through equity	–	–	–	–
Deferred tax on cash flow hedge	–	–	–	–
Outside shareholders' interest associated with held-for-sale asset	–	–	–	–
Deregistration of dormant subsidiary companies	–	–	(0,5)	–
Equity compensation charge	–	–	–	–
Other reserve movements	–	–	–	(3,2)
Net profit	–	–	–	–
Dividends	–	–	–	–
Balance at 30 September 2006	**53,7**	**813,9**	**0,3**	**25,8**

* *Restated*

Non-distributable reserves								
Foreign currency translation reserve Rm	Available-for-sale financial assets Rm	Hedging reserves Rm	Equity compensation reserves Rm	Retained profit Rm	Interest of shareholders of PPC Rm	Outside shareholders' interest Rm	Interest of all shareholders Rm
(147,5)	12,6	–	–	1 362,6	2 130,1	0,1	2 130,2
–	–	–	0,6	(0,6)	–	–	–
(147,5)	12,6	–	0,6	1 362,0	2 130,1	0,1	2 130,2
–	–	–	–	–	0,7	–	0,7
156,9	–	–	–	–	156,9	–	156,9
(8,8)	–	–	–	–	(8,8)	–	(8,8)
–	–	–	–	–	–	3,7	3,7
–	5,5	–	–	–	5,5	–	5,5
–	(0,8)	–	–	–	(0,8)	–	(0,8)
–	–	–	1,8	–	1,8	–	1,8
–	–	–	–	3,6	–	–	–
–	–	–	–	781,8	781,8	3,8	785,6
–	–	–	–	(736,6)	(736,6)	–	(736,6)
0,6	17,3	–	2,4	1 410,8	2 330,6	7,6	2 338,2
–	–	–	–	–	1,1	–	1,1
(10,9)	–	–	–	–	(10,9)	–	(10,9)
–	12,1	–	–	–	12,1	–	12,1
–	(1,9)	–	–	–	(1,9)	–	(1,9)
–	–	–	3,0	–	3,0	–	3,0
–	–	–	–	3,2	–	–	–
–	–	–	–	940,5	940,5	13,4	953,9
–	–	–	–	(1 268,6)	(1 268,6)	–	(1 268,6)
(10,3)	**27,5**	–	**5,4**	**1 085,9**	**2 005,9**	**21,0**	**2 026,9**
5,8	–	–	–	–	**5,8**	–	**5,8**
–	**(0,7)**	–	–	–	**(0,7)**	–	**(0,7)**
–	**0,1**	–	–	–	**0,1**	–	**0,1**
–	–	**50,2**	–	–	**50,2**	–	**50,2**
–	–	**(14,5)**	–	–	**(14,5)**	–	**(14,5)**
–	–	–	–	–	–	**(21,0)**	**(21,0)**
–	–	–	–	**0,5**	–	–	–
–	–	–	**1,3**	–	**1,3**	–	**1,3**
–	–	–	–	**3,2**	–	–	–
–	–	–	–	**1 214,3**	**1 214,3**	–	**1 214,3**
–	–	–	–	**(1 059,1)**	**(1 059,1)**	–	**(1 059,1)**
(4,5)	**26,9**	**35,7**	**6,7**	**1 244,8**	**2 203,3**	–	**2 203,3**

Group cash flow statement

for the year ended 30 September 2006

	Notes	2006 Rm	2005* Rm	2004* Rm
CASH FLOWS FROM OPERATING ACTIVITIES				
Cash generated from operations	A	**2 031,1**	1 667,9	1 293,6
Finance costs paid		**(51,9)**	(70,1)	(58,3)
Dividends received from investments and associates		**15,3**	30,2	27,0
Interest received		**51,9**	53,8	73,6
Tax paid	B	**(608,0)**	(587,1)	(528,6)
Cash available from operations		**1 438,4**	1 094,7	807,3
Dividends paid		**(1 059,1)**	(1 268,6)	(736,6)
Net cash inflow/(outflow) from operating activities		**379,3**	(173,9)	70,7
CASH FLOWS FROM INVESTING ACTIVITIES				
Acquisition of subsidiary company	C	**–**	–	(6,0)
Acquisition of property, plant and equipment		**(395,5)**	(176,8)	(80,3)
– replacement capital expenditure		**(100,9)**	(129,9)	(78,4)
– expansion capital expenditure		**(294,6)**	(46,9)	(1,9)
Acquisition of intangible assets		**(3,8)**	(3,8)	(2,2)
Dividends received from non-consolidated subsidiary company		**4,4**	20,7	6,3
Total proceeds (net)		**1,6**	17,3	13,4
– proceeds received on disposal of subsidiary company	D	**–**	–	3,8
– proceeds received on disposal of associate company	E	**–**	15,0	–
– proceeds received on disposal of intangible assets		**–**	–	0,3
– proceeds from the disposal of property, plant and equipment		**1,6**	2,3	9,3
Movements in investments and loans		**140,1**	(0,8)	5,1
Decrease in net amounts owing by subsidiary and associate companies		**–**	4,4	10,0
Receipt of instalment on long-term loan		**10,2**	10,2	10,2
Net cash outflow from investing activities		**(243,0)**	(128,8)	(43,5)
Net cash inflow/(outflow) before financing activities		**136,3**	(302,7)	27,2
CASH FLOWS FROM FINANCING ACTIVITIES				
Proceeds from issue of share capital		**–**	1,1	0,7
Long-term borrowings raised		**–**	3,2	60,0
Long-term borrowings repaid		**(110,9)**	(48,0)	(24,5)
Short-term borrowings raised		**871,7**	0,2	–
Short-term borrowings repaid		**–**	(21,4)	(2,7)
Net cash inflow/(outflow) from financing activities		**760,8**	(64,9)	33,5
Net increase/(decrease) in cash and cash equivalents		**897,1**	(367,6)	60,7
Cash and cash equivalents at the beginning of the year		**591,5**	948,0	903,6
Effects of exchange rates on cash		**1,1**	11,1	(5,2)
Deconsolidation of subsidiary company	F	**(7,7)**	–	(11,1)
Cash and cash equivalents at the end of the year		**1 482,0**	591,5	948,0

* *Restated*

Notes to the group cash flow statement

for the year ended 30 September 2006

		2006 Rm	2005* Rm	2004* Rm
A.	**CASH GENERATED FROM OPERATIONS IS CALCULATED AS FOLLOWS:**			
	Profit before tax and exceptional items	**1 876,3**	1 522,4	1 213,3
	Adjustments for:			
	– Depreciation	**165,1**	155,0	153,2
	– Amortisation of negative goodwill	**–**	–	(0,1)
	– Amortisation of intangible assets	**3,9**	3,5	4,0
	– Loss/(profit) on disposal of plant and equipment and intangibles	**1,0**	1,2	(0,2)
	– Dividends received	**(15,3)**	(30,2)	(27,0)
	– Interest received	**(51,9)**	(53,8)	(73,6)
	– Finance costs	**51,9**	70,5	58,3
	– Other non-cash flow items	**8,4**	(23,7)	14,2
	Operating cash flows before movements in working capital	**2 039,4**	1 644,9	1 342,1
	(Increase)/decrease in inventories	**(17,9)**	(12,8)	9,1
	Increase in receivables	**(80,2)**	(52,1)	(43,7)
	Increase/(decrease) in payables	**89,8**	87,9	(13,9)
	Cash generated from operations	**2 031,1**	1 667,9	1 293,6
B.	**TAX PAID IS RECONCILED TO AMOUNTS DISCLOSED IN THE INCOME STATEMENTS AS FOLLOWS:**			
	Net amounts outstanding at the beginning of the year	**158,4**	158,6	233,5
	Charge per income statement (excluding deferred tax)	**661,7**	587,6	457,9
	Adjustment in respect of subsidiaries acquired and sold including translation adjustments	**(1,5)**	–	(4,0)
	Adjustment in respect of translation differences	**(0,1)**	(0,7)	(0,2)
	Net amounts outstanding at the end of the year	**(210,5)**	(158,4)	(158,6)
	Cash amounts paid	**608,0**	587,1	528,6
C.	**ACQUISITION OF KGALE QUARRIES (PTY) LIMITED**			
	Property, plant and equipment and non-current assets			4,7
	Inventories			1,6
	Receivables			3,9
	Payables, tax and deferred tax			(2,8)
	Borrowings net of cash			(2,6)
	Carrying value of associate prior to date of acquisition			(7,9)
	Net asset value of subsidiary acquired			(3,1)
	Right of use asset acquired			9,1
	Total consideration paid			6,0

* *Restated*

Notes to the group cash flow statement *continued*

for the year ended 30 September 2006

		2006 Rm	2005* Rm	2004* Rm
D.	**DISPOSAL OF 75% OF AFRIPACK (PTY) LIMITED**			
	Investment in preference shares included in financial assets			(30,0)
	Gross consideration received from outside shareholders			33,8
	Net proceeds received from outside shareholders			3,8
E.	**DISPOSAL OF 33,3% SHARE IN SLAGMENT (PTY) LIMITED**			
	Cost of investment		3,7	
	Equity accounted retained profit to date of disposal		2,9	
	Profit on disposal		7,4	
	Proceeds on disposal		14,0	
	Being:			
	– Total consideration		15,0	
	– Disposal costs		(0,7)	
	– Capital gains tax		(0,3)	
			14,0	
F.	**DECONSOLIDATION OF SUBSIDIARY COMPANIES (REFER NOTE 8)**			
	Property, plant and equipment	**(61,7)**		(216,0)
	Non-current assets and loans	**40,3**		321,5
	Reserves	**–**		(156,9)
	Inventories	**(16,7)**		(14,7)
	Receivables	**(24,7)**		(4,4)
	Payables, tax and deferred tax	**46,3**		81,6
	Long-term borrowings	**3,2**		–
	Outside shareholders' interest	**21,0**		–
	Net assets deconsolidated	**7,7**		11,1
	Cash and cash equivalents deconsolidated	**(7,7)**		(11,1)
		–		–

* *Restated*

Notes to the group financial statements

for the year ended 30 September 2006

	Freehold and leasehold land, buildings and mineral rights Rm	Decom-missioning and quarry rehabilitation assets Rm	Plant, vehicles, furniture and equipment Rm	Capitalised leased plant Rm	Total Rm
1. PROPERTY, PLANT AND EQUIPMENT					
2006					
Cost	**384,3**	**27,0**	**2 232,6**	**302,2**	**2 946,1**
Accumulated depreciation and impairment	**155,2**	**16,3**	**1 212,6**	**148,4**	**1 532,5**
Net carrying value	**229,1**	**10,7**	**1 020,0**	**153,8**	**1 413,6**
2005					
Cost	388,7	27,5	2 015,9	302,2	2 734,3
Accumulated depreciation and impairment	146,2	16,2	1 187,0	138,0	1 487,4
Net carrying value	242,5	11,3	828,9	164,2	1 246,9
2004					
Cost	384,9	30,0	1 860,8	302,2	2 577,9
Accumulated depreciation and impairment	133,5	16,1	1 084,7	118,8	1 353,1
Net carrying value	251,4	13,9	776,1	183,4	1 224,8

Property, plant and equipment with a net carrying value of R153,8 million (2005: R240,5 million; 2004: R242,7 million) are encumbered as reflected in note 11.

The registers of land and buildings are open for inspection at the registered offices of the company and its subsidiaries.

The insurable value of the group's property, plant and equipment at 30 September 2006 amounted to R13 512 million (2005: R12 156 million; 2004: R10 348 million). This is based on the cost of replacement of such assets except for motor vehicles and certain selected assets, which are included at estimated retail value.

The historic value of land included above amounts to R59,2 million (2005: R59,8 million; 2004: R71,2 million).

Notes to the group financial statements *continued*

for the year ended 30 September 2006

	Freehold and leasehold land, buildings and mineral rights Rm	Decom-missioning and quarry rehabilitation assets Rm	Plant, vehicles, furniture and equipment Rm	Capitalised leased plant Rm	Total Rm
1. PROPERTY, PLANT AND EQUIPMENT (continued)					
Movement of property, plant and equipment					
2006					
Net carrying value at the beginning of the year	**242,5**	**11,3**	**828,9**	**164,2**	**1 246,9**
Additions*	**17,1**	**–**	**378,4**	**–**	**395,5**
Reclassification	**–**	**–**	**(17,0)**	**17,0**	**–**
	259,6	**11,3**	**1 190,3**	**181,2**	**1 642,4**
Disposals	**(0,2)**	**–**	**(2,1)**	**–**	**(2,3)**
Deconsolidation of subsidiary company	**(17,6)**	**–**	**(43,7)**	**–**	**(61,3)**
Effect of IFRIC 1 adjustment	**–**	**(0,6)**	**–**	**–**	**(0,6)**
Depreciation	**(13,2)**	**–**	**(124,5)**	**(27,4)**	**(165,1)**
Translation differences (net)^	**0,5**	**–**	**–**	**–**	**0,5**
Net carrying value at the end of the year	**229,1**	**10,7**	**1 020,0**	**153,8**	**1 413,6**
^ The translation differences comprise:					
Cost					**1,7**
Accumulated depreciation					**(1,2)**
					0,5

* *Included in additions is R155,3 million relating to expenditure incurred on the capital expansion projects*

	Freehold and leasehold land, buildings and mineral rights Rm	Decom-missioning and quarry rehabilitation assets Rm	Plant, vehicles, furniture and equipment Rm	Capitalised leased plant Rm	Total Rm
2005					
Net carrying value at the beginning of the year	251,4	13,9	776,1	183,4	1 224,8
Additions	6,1	–	170,7	–	176,8
Reclassification	–	–	10,5	–	10,5
Acquisition of subsidiary company	–	–	–	–	–
	257,5	13,9	957,3	183,4	1 412,1
Disposals	–	(1,6)	(1,4)	–	(3,0)
Depreciation	(13,3)	(0,1)	(122,4)	(19,2)	(155,0)
Impairment	–	–	(2,5)	–	(2,5)
Effect of IFRIC 1 adjustment	–	(0,9)	–	–	(0,9)
Translation differences (net)^	(1,7)	–	(2,1)	–	(3,8)
Net carrying value at the end of the year	242,5	11,3	828,9	164,2	1 246,9
^ The translation differences comprise:					
Cost					(8,8)
Accumulated depreciation					5,0
					(3,8)

	Freehold and leasehold land, buildings and mineral rights Rm	Decom-missioning and quarry rehabilitation assets Rm	Plant, vehicles, furniture and equipment Rm	Capitalised leased plant Rm	Total Rm
1. PROPERTY, PLANT AND EQUIPMENT (continued)					
2004					
Net carrying value at the beginning of the year	264,8	19,3	1 037,3	202,0	1 523,4
Additions	7,8	–	72,5	–	80,3
Acquisition of subsidiary company	1,8	–	2,6	–	4,4
	274,4	19,3	1 112,4	202,0	1 608,1
Disposals	(0,2)	(4,3)	(6,7)	–	(11,2)
Depreciation	(13,2)	(0,7)	(120,7)	(18,6)	(153,2)
Deconsolidation of subsidiary company	(8,6)	(0,2)	(207,2)	–	(216,0)
Translation differences (net)^	(1,0)	(0,2)	(1,7)	–	(2,9)
Net carrying value at the end of the year	251,4	13,9	776,1	183,4	1 224,8
^ The translation differences comprise:					
Cost					(5,5)
Accumulated depreciation					2,6
					(2,9)

	Right of use of mineral right asset Rm	Restraint of trade Rm	ERP development and other software Rm	Total Rm	Negative goodwill Rm
2. INTANGIBLE ASSETS AND NEGATIVE GOODWILL					
2006					
Cost					
At 1 October 2005	**7,7**	**1,8**	**40,1**	**49,6**	**–**
Additions	**–**	**–**	**3,8**	**3,8**	**–**
Disposals	**–**	**–**	**(1,2)**	**(1,2)**	**–**
Deconsolidation of subsidiary company	**–**	**–**	**(3,9)**	**(3,9)**	**–**
Translation differences	**0,6**	**–**	**–**	**0,6**	**–**
At 30 September 2006	**8,3**	**1,8**	**38,8**	**48,9**	**–**
Accumulated amortisation					
At 1 October 2005	**0,8**	**1,8**	**32,9**	**35,5**	**–**
Disposals	**–**	**–**	**(1,1)**	**(1,1)**	**–**
Deconsolidation of subsidiary company	**–**	**–**	**(3,6)**	**(3,6)**	**–**
Amortisation	**0,6**	**–**	**3,3**	**3,9**	**–**
At 30 September 2006	**1,4**	**1,8**	**31,5**	**34,7**	**–**
Carrying amount					
At 30 September 2006	**6,9**	**–**	**7,3**	**14,2**	**–**

Notes to the group financial statements *continued*

for the year ended 30 September 2006

	Right of use of mineral right asset Rm	Restraint of trade Rm	ERP development and other software Rm	Total Rm	Negative goodwill Rm
2. INTANGIBLE ASSETS AND NEGATIVE GOODWILL (continued)					
2005					
Cost					
At 1 October 2004	9,1	2,1	37,2	48,4	(1,5)
Reversal of negative goodwill	–	–	–	–	1,5
Additions	–	–	3,8	3,8	–
Disposals	–	–	(0,9)	(0,9)	–
Translation differences	(1,4)	(0,3)	–	(1,7)	–
At 30 September 2005	7,7	1,8	40,1	49,6	–
Accumulated amortisation					
At 1 October 2004	0,2	2,0	31,0	33,2	(0,5)
Reversal of negative goodwill	–	–	–	–	0,5
Disposals	–	–	(0,9)	(0,9)	–
Amortisation	0,6	0,1	2,8	3,5	–
Translation differences	–	(0,3)	–	(0,3)	–
At 30 September 2005	0,8	1,8	32,9	35,5	–
Carrying amount					
At 30 September 2005	6,9	–	7,2	14,1	–
2004					
Cost					
At 1 October 2003	–	2,3	38,0	40,3	(1,5)
Acquisition of subsidiary company	9,1	–	–	9,1	–
Additions	–	–	3,0	3,0	–
Disposals	–	–	(1,0)	(1,0)	–
Impairment	–	–	(2,8)	(2,8)	–
Translation differences	–	(0,2)	–	(0,2)	–
At 30 September 2004	9,1	2,1	37,2	48,4	(1,5)
Accumulated amortisation					
At 1 October 2003	–	1,8	28,1	29,9	(0,4)
Additions	–	–	0,5	0,5	–
Disposals	–	–	(1,0)	(1,0)	–
Amortisation	0,2	0,4	3,4	4,0	(0,1)
Translation differences	–	(0,2)	–	(0,2)	–
At 30 September 2004	0,2	2,0	31,0	33,2	(0,5)
Carrying amount					
At 30 September 2004	8,9	0,1	6,2	15,2	(1,0)

	2006 Rm	2005 Rm	2004 Rm
3. OTHER NON-CURRENT FINANCIAL ASSETS			
Investment in non-consolidated subsidiary (refer note 27.2)	**289,8**	294,5	315,2
Other non-current assets	**99,0**	214,2	358,2
Listed investments at fair value	**–**	–	0,2
Unlisted investments at fair value	**30,1**	30,8	18,4
Non-current portion of preference shares^	**1,9**	99,8	246,9
Unlisted preference shares at amortised cost	**99,8**	246,9	246,9
Less: Transferred to current assets	**(97,9)**	(147,1)	–
Guaranteed loan in respect of railway line~	**6,2**	10,1	9,1
Other loans and deposits	**0,2**	1,8	2,3
Long-term loan>	**60,6**	71,7	81,3
	388,8	508,7	673,4

^ Preference shares

The unlisted preference shares earn dividends at an average rate of 9,6% per annum (2005: 9,6% per annum; 2004: 9,7% per annum) and are redeemable at the option of the group as follows:

	2006 Rm	2005 Rm	2004 Rm
1 October 2005		32,5	31,7
2 October 2005		114,6	82,2
1 October 2006	**48,9**	49,0	49,1
1 April 2007	**49,0**	49,0	48,9
1 October 2007	**1,9**	1,8	35,0
	99,8	246,9	246,9

The investment in preference shares is encumbered as per note 11. The company will redeem R97,9 million of the preference shares in 2007.

~ Guaranteed loan in respect of railway line

Amortised over the period of the loan by way of reduced payment to Spoornet for rail transport services.
The loan bears interest at prime less 4%.

> Long-term loan

The long-term loan is repayable in annual capital instalments of R10,2 million payable on 30 June each year ending 30 June 2013 and bears interest at 13,5% per annum (2005: 13,5% per annum 2004: 13,8% per annum).

Classification of financial assets	2006 Rm	2005 Rm	2004 Rm
Available-for-sale	**32,0**	130,6	265,5
Originated loans and receivables	**67,0**	83,6	92,7
Available-for-sale (interest in non-consolidated subsidiary)	**289,8**	294,5	315,2
	388,8	508,7	673,4

Notes to the group financial statements *continued*

for the year ended 30 September 2006

		2006 Rm	2005 Rm	2004 Rm
4.	**INVESTMENT IN ASSOCIATES**			
	Investments at cost		3,7	13,0
	Less: Disposals		(3,7)	–
			–	13,0
	Share of retained profit		–	8,8
	Beginning of the year		8,8	7,4
	Increase for the year		(8,8)	9,3
	– Increase for the year		1,4	10,9
	– Dividends received		(10,2)	–
	Other movements		–	(1,6)
	Carrying value of associate transferred to investment in subsidiaries		–	(7,9)
	Amount due to associate company		–	(14,0)
	Carrying value including amount owing		–	7,8
	Made up as follows:			
	Investment in associates at carrying value			
	Slagment (Pty) Limited			21,6
	Shaleje Services Trust			0,2
	Amount owing to			
	Slagment (Pty) Limited			(14,0)
				7,8
	Valuation of interest in associates			
	Fair value of unlisted associates, including amount owing to, as determined by the directors			8,9
	PPC portion of its associates' net assets, revenue and profit			
	Property, plant and equipment, investments and cash			3,7
	Total borrowings			1,7
	Working capital			5,7
	Revenue		47,4	54,1
	Profit after tax		1,4	11,8

		2006 Rm	2005 Rm	2004 Rm
5.	**INVENTORIES**			
	Raw materials	**42,7**	53,6	45,6
	Work-in-progress	**26,5**	31,7	30,8
	Finished goods	**61,1**	54,0	55,5
	Maintenance stores	**93,4**	83,2	82,7
		223,7	222,5	214,6
	The value of inventories has been determined on the following cost formula bases:			
	First-in first-out	**29,4**	38,3	22,9
	Weighted average	**194,3**	184,2	191,7
		223,7	222,5	214,6
	Amount of inventory recognised as an expense during the year	**1 475,5**	1 520,9	1 636,1
	Amount of write-down of inventory to net realisable value and losses of inventory	**0,9**	3,1	0,8
	Reversal of previous inventory write-downs	**–**	7,9	–
	No inventory has been pledged as security.			
6.	**TRADE AND OTHER RECEIVABLES**			
	Trade receivables	**498,5**	454,1	400,8
	Less: Impairment of trade receivables	**(6,9)**	(8,0)	(10,7)
	Originated loans and receivables	**491,6**	446,1	390,1
	Other receivables and prepayments	**60,1**	52,4	49,0
	Dividends receivable	**–**	–	1,6
	Derivative financial instruments (held for trading financial assets)	**2,3**	–	0,1
	Derivative financial instruments (cash flow hedge)	**50,2**	–	–
	Tax prepaid	**1,4**	1,8	7,3
		605,6	500,3	448,1

No receivables have been pledged as security. Amounts due to the group should be settled within the normal credit terms of 30 to 60 days. The gains on financial instruments relating to the cash flow hedge should materialise during the next financial year. These gains are to be included in the initial measurement of the acquisition of the hedged asset.

Notes to the group financial statements *continued*

for the year ended 30 September 2006

		2006 Rm	2005 Rm	2004 Rm
7.	**CASH AND CASH EQUIVALENTS**			
	Cash on deposit	**1 482,0**	591,5	948,0
	Cash and cash equivalents are comprised as follows:			
	South African rand	**1 436,6**	553,4	878,1
	Foreign currency	**45,4**	38,1	69,9
		1 482,0	591,5	948,0

There are restrictions on the ability to utilise R28 million (2005: R26 million; 2004: R23 million) relating to the PPC Environmental Trust.

8. ASSET CLASSIFIED AS HELD-FOR-SALE

During the 2004 financial year, PPC sold 75% of its share in Afripack (Pty) Limited (Afripack), to a black empowerment and management consortium. The purchase price was funded via PPC's subscription to redeemable preference shares and cash proceeds. Afripack continued to be consolidated into PPC's group results, in terms of IAS 27 (Revised) Consolidated and Separate Financial Statements as PPC management continued to have effective control of Afripack until the preference shares were redeemed in October 2006.

In line with IFRS 5 (Non-current Assets Held-for-Sale and Discontinued Operations), due to the preference share redemption, Afripack has been consolidated as an asset classified as held-for-sale and comparative information has not been restated.

The results of Afripack as at 30 September 2006 were as follows:

	2006 Rm
Revenue	**177,0**
Operating profit	**43,9**
Assets:	
Non-current assets	**51,3**
Property, plant and equipment	**51,1**
Intangible assets	**0,2**
Current assets	**78,4**
Inventories	**23,0**
Trade and other receivables	**27,5**
Cash and cash equivalents	**27,9**
Total assets	**129,7**
Liabilities:	
Non-current liabilities	**47,0**
Interest-bearing	**3,2**
Non-interest-bearing and other non-current liabilities	**35,6**
Deferred tax liabilities	**8,2**
Current liabilities	**65,1**
Trade and other payables	**60,4**
Tax payable	**4,7**
Total liabilities	**112,1**

		2006 Rm	2005 Rm	2004 Rm
9.	**SHARE CAPITAL AND PREMIUM**			
	Authorised share capital			
	60 000 000 ordinary shares of R1 each	**60,0**	60,0	60,0
	Issued share capital			
	53 761 239 (2005: 53 750 139; 2004: 53 743 539) ordinary shares in issue at the beginning of the year	**53,7**	53,7	53,7
	Ordinary shares issued during the year: Nil (2005: 11 100; 2004: 6 600)	–	–	–
	53 761 239 (2005: 53 761 239; 2004: 53 750 139) ordinary shares in issue at the end of the year	**53,7**	53,7	53,7
	Share premium	**813,9**	813,9	812,8
	Balance at the beginning of the year	**813,9**	812,8	812,1
	Premium on shares issued	–	1,1	0,7
	Total issued share capital and premium	**867,6**	867,6	866,5
	Unissued shares			
	Unissued share capital comprises 6 238 761 (2005: 6 238 761; 2004: 6 249 861) shares of R1 each.			
	PPC 1985 Share Option Scheme			
	Options unexercised at the beginning of the year		11 100	17 700
	Less: Options exercised		11 100	6 600
	Options unexercised at year-end		–	11 100
	The PPC 1985 Share Option Scheme was closed with effect from 30 September 2005.			
10.	**DEFERRED TAX**			
	Movement of deferred tax			
	Balance at the beginning of the year			
	– deferred tax assets	**23,6**	18,7	16,0
	– deferred tax liabilities	**181,7**	180,7	263,2
	Net liability at the beginning of the year	**158,1**	162,0	247,2
	Deconsolidation of subsidiary company	**(7,3)**	–	(66,2)
	Charged directly in equity	**14,4**	1,9	0,8
	Movement through income statement	**8,7**	0,3	(19,6)
	Impact of change in tax rate	–	(5,5)	–
	Translation differences	**0,1**	(0,6)	(0,2)
	Net liability at the end of the year	**174,0**	158,1	162,0
	– deferred tax assets	–	23,6	18,7
	– deferred tax liabilities	**174,0**	181,7	180,7

Notes to the group financial statements *continued*

for the year ended 30 September 2006

		2006 Rm	2005 Rm	2004 Rm
10.	**DEFERRED TAX (continued)**			
	Analysis of deferred tax by type of temporary difference			
	Deferred tax assets			
	Capital allowances	–	18,0	11,0
	Provisions and other temporary differences	–	5,6	7,7
		–	23,6	18,7
	Deferred tax liabilities			
	Capital allowances	**192,8**	198,4	226,2
	Provisions	**(34,9)**	(16,5)	(40,1)
	Prepayments	–	0,8	2,3
	Capital gains tax	–	3,1	1,5
	Other temporary differences	**16,1**	(4,1)	(9,2)
		174,0	181,7	180,7
11.	**NON-CURRENT LIABILITIES**			
	Interest-bearing	**193,9**	357,0	414,6
	Less: Current portion repayable within one year (refer note 12)	**110,9**	159,9	21,3
		83,0	197,1	393,3
	Non-interest-bearing	**107,3**	103,0	117,9
	Non-current provisions (refer note 14)	**107,3**	101,9	117,9
	Deferred income	–	1,1	–
	Deferred tax liabilities (refer note 10)	**174,0**	181,7	180,7
	Total non-current liabilities	**364,3**	481,8	691,9
	Assets encumbered are made up as follows:			
	Property, plant and equipment (refer note 1)	**153,8**	240,5	242,7
	Current investment in preference shares (refer note 3)	**97,9**	147,1	–
	Non-current investment in preference shares (refer note 3)	**1,9**	99,8	246,9
		253,6	487,4	489,6
	Secured debts	**193,9**	357,0	414,6
	Secured loans	–	3,2	48,0
	Liabilities under capitalised finance leases	**193,9**	353,8	366,6

Total owing	Repayable during the year ending 30 September					Total owing	
2006 Rm	2007 Rm	2008 Rm	2009 Rm	2010 Rm	2011 and onwards Rm	2005 Rm	2004 Rm
193,9	110,9	15,0	13,3	13,4	41,3	357,0	414,6

Details of interest rates are set out in note 28.

		2006 Rm	2005 Rm	2004 Rm
12.	**SHORT-TERM BORROWINGS**			
	Short-term loans	**871,7**	0,2	–
	Current portion of long-term interest-bearing liability (note 11)	**110,9**	159,9	21,3
		982,6	160,1	21,3
13.	**TRADE AND OTHER PAYABLES**			
	Trade and other payables	**470,5**	414,9	322,4
	Liability on acquisition of Portland Holdings Limited	**1,7**	–	0,1
		472,2	414,9	322,5

Trade and other payables are payable within a 30 to 60 day-period. The group has a US dollar denominated liability of R1,7 million (2005: <R0,1 million; 2004: R0,1 million) to former shareholders of Portland Holdings Limited being claims outstanding in respect of the scheme of arrangement. The liability is repayable in Zimbabwe dollars, at a fixed rate between the US dollar and Zimbabwean dollar at the date of acquisition. The increase in the liability is as a result of the official devaluation of the Zimbabwean dollar.

		2006 Rm	2005 Rm	2004 Rm
14.	**PROVISIONS**			
	Non-current (note 11)	**107,3**	101,9	117,9
	Current	**9,1**	10,8	9,8
		116,4	112,7	127,7

	Decommissioning and quarry rehabilitation Rm	Retirement and post-retirement benefits Rm	Total Rm
Movement of provisions			
2006			
Balance at the beginning of the year	**96,4**	**16,3**	**112,7**
Amounts added	**0,9**	**–**	**0,9**
Unwinding of discount	**6,9**	**–**	**6,9**
Amounts utilised	**(1,3)**	**(3,2)**	**(4,5)**
Fair value adjustment	**0,1**	**0,3**	**0,4**
Balance at 30 September 2006	**103,0**	**13,4**	**116,4**
Incurred:			
Within one year	**5,6**	**3,5**	**9,1**
Between two to five years	**1,2**	**–**	**1,2**
More than five years	**96,2**	**9,9**	**106,1**
	103,0	**13,4**	**116,4**

Notes to the group financial statements *continued*

for the year ended 30 September 2006

	Decommissioning and quarry rehabilitation Rm	Retirement and post-retirement benefits Rm	Total Rm
14. PROVISIONS (continued)			
Movement of provisions			
2005			
Balance at the beginning of the year	105,4	22,3	127,7
Amounts added	0,8	2,2	3,0
Unwinding of discount	8,8	–	8,8
Amounts utilised	(0,4)	(8,2)	(8,6)
Amounts reversed unutilised	(18,2)	–	(18,2)
Balance at 30 September 2005	96,4	16,3	112,7
Incurred:			
Within one year	6,0	4,8	10,8
Between two to five years	1,3	0,2	1,5
More than five years	89,1	11,3	100,4
	96,4	16,3	112,7
Movement of provisions			
2004			
Balance at the beginning of the year	102,2	23,6	125,8
Amounts added	0,9	6,6	7,5
Acquisition of subsidiary company	2,6	–	2,6
Unwinding of discount	7,4	–	7,4
Amounts utilised	–	(5,9)	(5,9)
Amounts reversed unutilised	(6,5)	(1,6)	(8,1)
Deconsolidation of subsidiary company	(1,2)	(0,4)	(1,6)
Balance at 30 September 2004	105,4	22,3	127,7
Incurred:			
Within one year	4,9	4,9	9,8
Between two to five years	18,3	16,1	34,4
More than five years	82,2	1,3	83,5
	105,4	22,3	127,7

Decommissioning and quarry rehabilitation

The provisions relate to factory decommissioning and quarry rehabilitation. The group is required to restore mine and processing sites at the end of their productive lives to an acceptable condition consistent with the group's environmental policies. The expected cost of any committed decommissioning or restoration programme, discounted to its net present value, is provided at the beginning of each project. PPC has set up an Environmental Trust to administer the funds required to fund the expected cost of decommissioning or restoration. The Environmental Trust is fully consolidated into PPC's group results.

14. PROVISIONS (continued)

Retirement and post-retirement benefits

Included in the above provisions are the following liabilities:

Cement and Concrete Institute employees

The provision for post-retirement relates to PPC's proportionate share of the post-retirement healthcare liability for employees of the Cement and Concrete Institute. This amounted to R3,6 million (2005: R4,6 million; 2004: R4,7 million). This liability was last actuarially valued on February 2006 and is due for valuation by February 2009. The liability has been determined using the projected unit credit method.

Corner House Pension Fund and Lime Acres continuation members

The provision for post-retirement relates to post-employment healthcare benefits in respect of certain Corner House Pension Fund and Lime continuation members. This amounted to R9,9 million (2005: R9,6 million; 2004: R9,0 million). This liability was last actuarially valued on 30 June 2005 and is due for valuation by June 2008. The liability has been determined using the projected unit credit method.

	2006 Rm	2005* Rm	2004* Rm
15. OPERATING PROFIT			
Operating profit is arrived at after taking into account the items detailed below:			
Amortisation (refer note 2)			
– negative goodwill	–	–	(0,1)
– intangible assets	3,9	3,5	4,0
	3,9	3,5	3,9
Depreciation (refer note 1)			
– Cost of sales	151,7	142,0	142,9
– Operating costs	13,4	13,0	10,3
	165,1	155,0	153,2
Distribution costs:			
– Cost of sales	609,8	503,3	453,9
– Operating costs	–	7,3	7,0
	609,8	510,6	460,9
Operating lease charges:			
– Land and buildings	3,3	3,7	4,7
– Plant, vehicles and equipment	3,3	2,9	1,3
	6,6	6,6	6,0
Exploration and research costs	0,4	0,3	0,7
Administration and management fees paid	6,8	4,3	2,7
Fees paid to holding company	27,1	26,0	24,2
Technical fees paid	4,7	5,4	2,0
Auditors' remuneration:			
– Audit fees	4,1	3,6	2,8
– Fees for other services	0,1	0,3	0,3
	4,2	3,9	3,1

* *Restated*

Notes to the group financial statements *continued*

for the year ended 30 September 2006

		2006 Rm	2005* Rm	2004* Rm
15.	**OPERATING PROFIT (continued)**			
	Directors' remuneration (refer note 29)			
	Executive directors			
	Salary	**4,5**	4,2	4,5
	Benefits	**1,9**	1,5	2,0
	Bonuses	**5,0**	4,2	3,5
	Share option gains in Barloworld Limited	**1,5**	0,5	1,4
	Total executive directors' emoluments	**12,9**	10,4	11,4
	Non-executive directors			
	Fees	**0,9**	0,8	0,6
	Total directors' emoluments	**13,8**	11,2	12,0
	Benefits include company vehicles, share purchase trust loans, company contributions to retirement funds and medical aid. Bonuses are performance-related and are provided/disclosed in the year earned.			
	Staff costs			
	– South Africa	**456,6**	471,3	459,3
	– Other Africa	**15,0**	12,6	10,0
		471,6	483,9	469,3
	Retirement benefit contributions (refer note 26)	**35,0**	32,9	24,8
	Loss/(profit) on disposal of plant and equipment and intangibles	**1,0**	1,2	(0,2)
	Equity compensation charge (refer note 27.1)	**1,3**	3,0	1,8
16.	**FAIR VALUE (LOSSES)/GAINS ON FINANCIAL INSTRUMENTS**			
	(Losses)/gains on derivatives designated as economic hedging instruments	**(1,4)**	(1,2)	3,1
	Gains/(losses) on translation of foreign currency monetary items	**1,2**	(5,7)	(2,9)
		(0,2)	(6,9)	0,2
17.	**FINANCE COSTS**			
	Bank and other borrowings	**18,5**	8,2	3,0
	Finance lease interest	**26,5**	46,6	48,1
	Unwinding of discount on rehabilitation provisions	**6,9**	8,8	7,4
		51,9	63,6	58,5
18.	**INCOME FROM INVESTMENTS**			
	Dividends:			
	– Unlisted investments	**15,3**	30,2	27,0
	Interest received:			
	– On deposits	**38,7**	39,1	57,1
	– Non-current assets	**13,2**	14,7	16,5
		67,2	84,0	100,6

* *Restated*

		2006 Rm	2005 Rm	2004 Rm
19.	**EXCEPTIONAL ITEMS**			
	Reversal of negative goodwill	–	1,0	–
	Impairment of plant and equipment	–	(2,5)	–
	Impairment of intangibles	–	–	(2,8)
	Reversal of impairment of financial assets	–	5,4	–
	Profit on disposal of investments	–	8,2	–
	Profit on disposal of properties	**0,4**	0,4	2,5
	Gross exceptional items	**0,4**	12,5	(0,3)
	Tax – current	–	0,3	–
	Net exceptional items	**0,4**	12,8	(0,3)
20.	**TAX**			
	South African normal tax			
	– current year	**526,6**	430,6	366,6
	– prior year	**1,4**	(0,2)	(4,1)
		528,0	430,4	362,5
	Foreign tax			
	– current year	**6,8**	6,5	8,7
	– prior year	**(0,6)**	–	–
		6,2	6,5	8,7
	Deferred tax			
	– current year	**4,2**	(3,1)	(20,1)
	– prior year	**0,1**	–	1,9
	– rate change	–	(5,5)	–
		4,3	(8,6)	(18,2)
	Secondary tax on companies			
	– current year	**127,5**	150,3	86,0
	– deferred	**4,4**	3,4	(1,4)
		131,9	153,7	84,6
	Capital gains tax – current	–	0,4	0,7
	Tax attributable to the company and its subsidiaries	**670,4**	582,4	438,3
	Incurred:			
	– South Africa	**664,2**	575,9	429,6
	– Other Africa	**6,2**	6,5	8,7
		670,4	582,4	438,3

Notes to the group financial statements *continued*

for the year ended 30 September 2006

		2006 %	2005* %	2004* %
20.	**TAX (continued)**			
	Reconciliation of rate of tax			
	Tax as a percentage of profit before tax (excluding prior year tax)	**35,7**	37,9	36,2
	Adjustment due to the inclusion of dividend income	**0,2**	0,8	0,6
	Effective rate of tax	**35,9**	38,7	36,8
	Reduction in rate of tax	**0,4**	0,5	0,4
	– permanent differences	**0,3**	0,2	–
	– rate change adjustment	**–**	0,4	–
	– exempt income	**–**	0,2	–
	– foreign tax differential	**0,1**	(0,3)	0,4
	Increase in rate of tax	**(7,3)**	(10,2)	(7,2)
	– disallowable charges	**(0,2)**	(0,2)	(0,2)
	– secondary tax on companies	**(7,1)**	(10,0)	(7,0)
	South African normal tax rate	**29,0**	29,0	30,0
	Group tax losses and STC credits at the end of the year allowable for tax:			
	South African – unutilised STC credits	**4,4**	4,4	7,7
	Foreign – Tax losses	**–**	2,2	–
		4,4	6,6	7,7
	Less: Utilised to reduce deferred tax or create deferred tax assets	**4,4**	4,4	7,7
	Losses on which no deferred tax assets raised due to uncertainty regarding utilisation	**–**	2,2	–

* *Restated*

		2006 Rm	2005* Rm	2004* Rm
21.	**NET PROFIT AND HEADLINE EARNINGS PER SHARE**			
21.1	**Fully converted weighted average number of shares**			
	Weighted average number of ordinary shares	**53 761 239**	53 760 692	53 745 198
	Increase in number of shares as a result of unexercised options	**–**	–	4 967
	Fully diluted weighted average number of shares	**53 761 239**	53 760 692	53 750 165
	Account is taken of the number of shares in issue for the period in which they are entitled to participate in the net profit of the group.			
21.2	**Net profit per share (cents)**	**2 258,8**	1 749,3	1 454,8
	From continuing and discontinued operations			
	Calculated on net profit of R1 214,3 million (2005: R940,5 million); (2004: R781,8 million)			
	From continuing operations			
	Calculated on net profit of R1 206,3 million (2005: R940,5 million); (2004: R781,8 million)	**2 243,9**	1 749,3	1 454,8
	Weighted average number of ordinary shares (refer note 21.1)	**53 761 239**	53 760 692	53 745 198
	Net profit per share diluted (cents)	**2 258,8**	1 749,3	1 454,7
	Fully diluted weighted average number of shares (note 21.1)	**53 761 239**	53 760 692	53 750 165
21.3	**Headline earnings per share (cents)**	**2 259,5**	1 723,9	1 454,8
	Calculated on headline earnings of R1 214, 6 million (2005: R926,9 million; 2004: R781,9 million)			
	Headline earnings is calculated as follows:			
	Net profit attributable to shareholders (Rm)	**1 214,3**	940,5	781,8
	Adjusted for:			
	Profit on disposal of properties, plant and equipment, investments and intangibles	**0,3**	(9,7)	(2,7)
	Amortisation and reversal of negative goodwill	**–**	(1,0)	(0,1)
	Impairment of plant, equipment and intangibles	**–**	2,5	2,8
	Reversal of impairment of financial asset	**–**	(5,4)	–
	Headline earnings	**1 214,6**	926,9	781,8
	Weighted average number of ordinary shares (note 21.1)	**53 761 239**	53 760 692	53 750 165
	Headline earnings per share – diluted (cents)	**2 259,5**	1 723,9	1 454,7
	Fully converted weighted average number of ordinary shares	**53 761 239**	53 760 692	53 750 165

* *Restated*

Notes to the group financial statements *continued*

for the year ended 30 September 2006

		2006 Rm	2005 Rm	2004 Rm
22.	**DIVIDENDS**			
	Ordinary shares			
	Final No 201 – 840 cents per share (2005: 700 cents; 2004: 550 cents)	**451,6**	376,3	295,6
	Special No 202 – 800 cents per share (2005: 1 400 cents; 2004: 650 cents)	**430,1**	752,7	349,3
	Interim No 203 – 330 cents per share (2005: 260 cents; 2004: 220 cents)	**177,4**	139,8	118,2
		1 059,1	1 268,8	763,1
	Relief on payment to foreign shareholders	–	(0,2)	(26,5)
		1 059,1	1 268,6	736,6

On 7 November 2006 the directors declared dividend No 204 (final) of 1 100 cents per share and dividend No 205 (special) of 770 cents. These dividends will be paid to shareholders on Monday, 8 January 2007. These dividends are subject to approval by the shareholders at the annual general meeting and have not been included as a liability in these financial statements.

In compliance with the requirements of the JSE Limited, the following dates are applicable:

Last day to trade cum dividend	Thursday, 28 December 2006
Shares trade ex dividend	Friday, 29 December 2006
Record date	Friday, 5 January 2007
Payment date	Monday, 8 January 2007

Share certificates may not be dematerialised or rematerialised between Friday, 29 December 2006, and Friday, 5 January 2007 both days inclusive.

Dividends per share (cents)	2006	2005	2004
Interim No 203 – declared 9 May 2006	**330**	260	220
Final No 204 – declared 7 November 2006	**1 100**	840	700
Special No 205 – declared 7 November 2006	**770**	800	1 400
	2 200	1 900	2 320

Secondary tax on companies is payable at a rate of 12,5% on the net dividend declared. The charge on the 2006 final and special dividends would approximate R125,7 million before STC input credits.

		2006 Rm	2005 Rm	2004 Rm
23.	**ATTRIBUTABLE INTEREST IN SUBSIDIARIES**			
	Attributable interest in the aggregate amount of profits and losses of subsidiaries, after tax and outside shareholders' interest, including associates:			
	Profits	**147,8**	163,6	192,2
	Losses	–	3,9	–

	2006 Rm	2005 Rm	2004 Rm
24. COMMITMENTS			
Capital expenditure commitments to be incurred:			
– Contracted	**668,2**	46,0	21,1
– Approved	**630,6**	1 433,4	31,1
	1 298,8	1 479,4	52,2

Commitments for capital expenditure are stated in current values which together with expected price escalations will be financed from:

1. Certain of the existing cash resources and cash generated from operations.
2. The undrawn portions of existing and arranged long-term liabilities within the accepted gearing of the group.

The majority of the commitments relate to the group's expansion project and are to be incurred during the 2007 and 2008 financial year.

	2011 and thereafter Rm	2010 Rm	2009 Rm	2008 Rm	2007 Rm	Total 2006 Rm	Total 2005 Rm	Total 2004 Rm
Operating lease commitments								
Land and buildings	10,6	2,9	3,1	3,1	3,2	**22,9**	25,0	29,0
Motor vehicles	–	–	–	–	0,1	**0,1**	0,5	3,5
Other	–	0,3	1,0	1,3	1,6	**4,2**	4,3	1,9
	10,6	3,2	4,1	4,4	4,9	**27,2**	29,8	34,4
Finance lease commitments								
Plant	52,5	20,8	22,5	25,9	126,9	**248,6**	435,6	489,3
Less: Future finance charges						**54,7**	81,8	122,7
Present value of external lease obligations						**193,9**	353,8	366,6
25. CONTINGENT LIABILITIES								
Guarantees for loans, banking facilities and other obligations to third parties						**6,7**	7,1	6,9

Secondary tax on companies is payable on dividends declared at a rate of 12,5%.
Litigation, current or pending, is not considered likely to have a material adverse effect on the group.

Notes to the group financial statements *continued*

for the year ended 30 September 2006

26. RETIREMENT BENEFIT INFORMATION

It is the policy of the group to encourage, facilitate and contribute to the provision of retirement benefits for all permanent employees. To this end, the group's permanent employees are usually required to be members of either a pension or provident fund, depending on local legal requirements.

All employees belong to one of seven defined contribution retirement funds. Group employment is a prerequisite for membership of these funds.

The local funds are subject to the provisions of the Pension Funds Act of 1956. The list of retirement funds at 30 September 2006, is as follows:
- Pretoria Portland Cement Defined Contribution Pension Fund
- Pretoria Portland Cement Defined Contribution Provident Fund
- PPC Negotiated Provident Fund
- PPC Lime Employees' Provident Fund
- BANP Provident Fund
- PPC Eastern Cape Provident Fund
- PPC Western Cape Provident Fund

Historically, qualifying employees were granted certain post-retirement medical benefits. The obligation for the employer to pay medical aid contributions after retirement is no longer part of the conditions of employment for new employees. A number of pensioners and employees in the group remain entitled to this benefit, the cost of which has been fully provided as indicated in note 14.

Defined contribution plan

The total cost charged to the income statement of R35,0 million (2005: R32,9 million; 2004: R24,8 million) represents contributions payable to these schemes by the group at rates specified in the rules of the schemes. At 30 September 2006, all contributions due in respect of the current reporting period had been paid over to the schemes.

27. CHANGES IN ACCOUNTING POLICY AND DISCLOSURES

The annual financial statements have been prepared in accordance with International Financial Reporting Standards (IFRS) on a basis consistent with the prior year except for the adoption of the following new or revised Standards:

New or revised statements adopted during the year	Effective date reporting period on or after	Early adopted	Financial implication on PPC
IFRS 2: Share-based Payment	1 January 2005	x	Σ
IAS 27 (Revised): Consolidated and Separate Financial Statements	1 January 2005	x	x
IAS 19 (Revised): Employee Benefits	1 January 2006	Σ	x
IFRS 6: Exploration for and Evaluation of Mineral Resources	1 January 2006	Σ	x
IFRIC 5: Rights to Interests Arising from Decommissioning, Restoration and Environmental Rehabilitation Funds	1 January 2006	Σ	x
IFRIC 6: Liabilities Arising from Participating in a Specific Market – Waste Electrical and Electronic Equipment	1 December 2005	Σ	x
IFRIC 7: Applying the Restatement Approach Under IAS 29 Financial Reporting in Hyperinflationary Economies	1 March 2006	Σ	x
IFRIC 8: Scope of IFRS 2	1 May 2006	Σ	x
IFRIC 9: Reassessment of Embedded Derivatives	1 June 2006	Σ	x

The following statements are in issue but not yet effective These statements will be adopted by PPC in the future	Effective date reporting period on or after	Financial implication on PPC
IAS 1 amendment: Presentation of Financial Statements	1 January 2007	x
IAS 21 amendment: The effects of changes in Foreign Exchange Rates	1 January 2006	x
IFRIC 10: Interim Financial Reporting and Impairment	1 November 2006	x
AC 503: Accounting for BEE Transactions	1 May 2006	x
IFRIC 4: Determining Whether an Arrangement Contains a Lease	1 January 2006	Still to be assessed
IFRS 7 Financial Instruments: Disclosures	1 January 2007	x

27. CHANGES IN ACCOUNTING POLICY AND DISCLOSURES (continued)

27.1 IFRS 2 – Share-based Payment

Directors and senior management of the PPC group receive remuneration in the form of share options of the holding company Barloworld Limited, whereby they render services in exchange for rights over shares. The cost of share options is measured by reference to the fair value of the date at which they are granted.

IFRS 2 requires that the fair value of the share options is recognised and charged against profit, together with a corresponding increase in interest of shareholders (equity compensation reserve), over the vesting period ending on the date on which the performance conditions are fulfilled and the employees become fully entitled to take up the share option. The cumulative expense recognised for share options granted at each balance sheet date until the vesting date, reflects the extent to which the vesting period has expired and the number of share option grants that will ultimately vest in the opinion of the directors of the group, at that date. This is based on the best available estimate of the number of share options that will ultimately vest.

The effect of the changes noted above are detailed below:

	Previously stated Rm	Adjusted Rm	Restated Rm
Income statement – 2005			
Profit before tax	1 539,3	(3,0)	1 536,3
Tax	582,4	–	582,4
Net profit	956,9	(3,0)	953,9
Balance sheet – 2005			
Non-distributable reserves	47,0	5,4	52,4
Retained profit	1 091,3	(5,4)	1 085,9
Income statement – 2004			
Profit before tax	1 225,7	(1,8)	1 223,9
Tax	438,3	–	438,3
Net profit	787,4	(1,8)	785,6
Balance sheet – 2004			
Non-distributable reserves	50,9	2,4	53,3
Retained profit	1 413,2	(2,4)	1 410,8
2003 impact			
Non-distributable reserves	(98,3)	0,6	(97,7)
Retained profit	1 362,6	(0,6)	1 362,0

The effect of adopting IFRS 2 Share-based Payment was to decrease headline earnings per share by 0,06 cents in 2005 and 0,03 cents in 2004.

27.2 Non-consolidation of Portland Holdings Limited (Porthold)

The results of Porthold a wholly-owned Zimbabwean subsidiary have not been consolidated into the group as at 30 September 2006. There are significant constraints impacting on the normal operation of Porthold and the PPC board concluded that management does not have the ability to exercise effective control over the business. In view of the circumstances, the results of Porthold have continued to be excluded from the group results in the current year and have been accounted for on a fair value investment basis.

Notes to the group financial statements *continued*

for the year ended 30 September 2006

27. CHANGES IN ACCOUNTING POLICY AND DISCLOSURES (continued)

27.2 Non-consolidation of Portland Holdings Limited (Porthold) (continued)

The summarised results of Porthold, adjusted for hyperinflation and converted into South African rand were:

	30 Sept 2006 Rm	30 Sept 2005^ Rm	30 Sept 2004^ Rm
Income statement			
Revenue	**409,5**	305,7	248,6
Operating profit/(loss)	**30,3**	(13,3)	(7,9)
Loss before tax	**(34,0)**	(17,4)	(3,2)
Tax	**(2,6)**	12,4	7,9
Net loss after tax	**(31,4)**	(29,8)	(11,1)
Balance sheet			
Total assets	**972,0**	1 033,9	1 109,0
Total liabilities	**322,9**	348,5	363,7
Exchange rate (Z$: Rand)	**33,6**	6 375,0	1 500,0
Movement in inflation index for the year (%)	**1 024,0**	321,6	363,0

The effect of not consolidating Porthold was to increase headline earnings per share for the year by 58,4 cents (2005: increase by 55,4 cents; 2004: increase by 20,7 cents) from 2 201,1 cents to 2 259,5 cents.

^ *Restated for the effects of applying hyperinflationary accounting*

28. FINANCIAL RISK MANAGEMENT

The group's financial instruments consist mainly of deposits with banks, holding company, local money market instruments, accounts receivable and payable and leases.

In respect of all financial instruments mentioned above, book value approximates fair value.

Derivative instruments are used by the group for hedging purposes. Such instruments used by the group are forward exchange contracts and fixed-interest rate agreements. The group does not speculate in the trading of derivative instruments.

Treasury risk management

A treasury committee, consisting of senior executives of Barloworld and PPC, meets on a regular basis to analyse currency and interest rate exposure and to reevaluate treasury management strategies against revised economic forecasts. The Barloworld group's various treasury operations provide the group with access to local money markets and provide group subsidiaries with the benefit of bulk financing and depositing.

Foreign currency management

Loans

In terms of group policy all material foreign loans are covered under forward exchange contracts (except where a natural hedge against underlying assets exists).

Trade and capital commitments

The group's policy is to cover forward all material foreign currency commitments.

Forward exchange contracts are valued at fair value with the resultant profit or loss included in income. The only exception relates to the effective portion of cash flow hedges, where profits or losses are recorded directly in equity and either transferred to income when the hedged transaction affects income, or are included in the initial acquisition cost of the hedged assets or liabilities where appropriate. The fair value of the forward exchange contracts at balance sheet date is R273,3 million.

28. FINANCIAL RISK MANAGEMENT (continued)

Foreign currency management (continued)

Trade and capital commitments (continued)

Foreign currency denominated commitments for the capital expansion projects amounting to €27,3 million have been hedged using designated forward exchange contracts to reduce the exposure to volatile cash flows that could result from currency movements. The commitments will be settled in the next 12 months, with the exception of €2,7 million which will be settled in the year thereafter. Fair value adjustments have been recorded directly in equity and there was no ineffective portion that required recognition in income.

The amounts below represent forward exchange contract commitments to sell and purchase foreign currencies. The contracts, with the exception of €2,7 million referred to above, will be utilised during the next 12 months. The average rates shown include the cost of forward cover.

	Foreign amount (million)			Average rate			Rand amount (million)		
	2006	2005	2004	**2006**	2005	2004	**2006**	2005	2004
Foreign currency									
Sold:									
US dollars	–	0,9	–	–	6,41	–	–	5,5	–
Bought:									
Danish krone	–	0,8	0,4	–	1,07	1,11	–	0,8	0,4
Euro	**27,4**	1,7	0,9	**8,13**	8,00	8,26	**222,7**	13,8	7,4
US dollars	**4,0**	–	–	**7,93**	–	–	**31,6**	–	–

Interest rate management

As part of the process of managing the group's fixed and floating rate borrowings mix, the interest rate characteristics of new borrowings and the refinancing of existing borrowings are positioned according to expected movements in interest rates. The interest rate profile of total borrowings is as follows:

Description	Year of repayment	**2006 Rm**	2005 Rm	2004 Rm
SA rand liabilities				
Secured loans	2007 – 2013	**193,9**	357,0	414,6

All the above loans are at fixed rates of interest.

The South African finance leases bear interest at rates varying between 12,5% and 13,5% per annum. The weighted average interest rate paid for the 2006 financial year was 12,8% (2005: 12,8%; 2004: 13,0%).

Maturity profile of financial instruments

The maturity profile of the monetary financial instruments are summarised as follows:

	<1 year Rm	2 – 4 years Rm	> 4 years Rm	**Total Rm**
Financial assets				
Cash and cash equivalents	1 482,0	–	–	**1 482,0**
Trade and other receivables	605,6	–	–	**605,6**
Long-term loan	10,2	30,6	19,8	**60,6**
Financial liabilities				
Interest-bearing liabilities	982,6	41,7	41,3	**1 065,6**
Trade and other payables	472,2	–	–	**472,2**

Notes to the group financial statements *continued*

for the year ended 30 September 2006

28. FINANCIAL RISK MANAGEMENT (continued)

Fair value of financial assets and liabilities

Certain financial assets and liabilities, which are accounted for at historical cost may differ from their fair value.

The estimated fair values have been determined using available market information and approximate valuation methodologies as detailed below.

	Book value 2006 Rm	Fair value 2006 Rm
Financial assets		
Cash and cash equivalents	**1 482,0**	**1 482,0**
Trade and other receivables	**605,6**	**605,6**
Long-term loan	**60,6**	**82,6**
Investments and other	**328,2**	**328,2**
Financial liabilities		
Interest-bearing	**1 065,6**	**1 076,9**
Trade and other payables	**472,2**	**472,2**

The following methods and assumptions were used by the group in determining fair values:

Financial assets

The book value of cash and cash equivalents trade and other receivables approximates the fair value. Unlisted investments are carried at fair value determined on a dividend yield basis. In the current year a yield of five times dividend was applied.

Listed investments are carried at the ruling market price on 30 September.

The fair value of the long-term loan receivable and the investment in non-consolidated subsidiary is calculated by discounting future cash flows.

Financial liabilities

The book value of short-term borrowings and trade and other payables approximates the fair value.

The fair value of non-current borrowings is calculated by discounting cash flow analyses, using the applicable yield curve for the duration of the borrowings.

28. FINANCIAL RISK MANAGEMENT (continued)

Credit risk management

Potential areas of credit risk consist of trade accounts receivable and short-term cash investments.

Trade accounts receivable consist mainly of a large, widespread customer base. Group companies monitor the financial position of their customers on an ongoing basis. Where considered appropriate, use is made of credit guarantee insurance.

The granting of credit is controlled by application and account limits. Provision is made for specific bad debts and at the year-end management did not consider there to be any material credit risk exposure that was not already covered by credit guarantee security or a bad debt provision.

It is group policy to deposit short-term cash investments with its holding company and major banks. At year-end 58,8% of cash and cash equivalents were held with Barloworld.

The following table highlights the split of credit exposure:

	2006 %	2005 %	2004 %
Per industry			
Wholesale/retail	**40**	45	48
Concrete product manufacturers	**13**	16	11
Construction	**8**	13	13
Steel and alloys	**9**	8	9
Ready mix	**10**	10	7
Other industries with less than 5% exposure	**20**	8	12
	100	100	100
Per geographical segment			
South Africa	**97**	96	87
Other Africa	**3**	4	13
	100	100	100

Liquidity risk management

The group manages liquidity risk by monitoring forecast cash flows and ensuring that adequate unutilised borrowing facilities are maintained.

The company's borrowing powers are unlimited.

The group does not have any other material financial instruments that are not based in the currency in which the entity operates.

Notes to the group financial statements *continued*

for the year ended 30 September 2006

29. DIRECTORS' REMUNERATION AND INTEREST

The directors' remuneration for the year ended 30 September 2006 was as follows:

Name	Salary R000	Incentive bonus R000	Retirement and medical contributions R000	Barloworld share options exercised/ ceded R000	Car allowances R000	Other benefits R000	Total R000
Executive directors							
JE Gomersall*	**622**	**1 000**	**147**	**–**	**46**	**36**	**1 851**
O Fenn	**1 180**	**1 310**	**210**	**1 082**	**235**	**3**	**4 020**
S Abdul Kader	**780**	**776**	**149**	**–**	**218**	**–**	**1 923**
RH Dent	**965**	**944**	**180**	**–**	**218**	**5**	**2 312**
P Esterhuysen	**991**	**996**	**183**	**415**	**218**	**4**	**2 807**
	4 538	**5 026**	**869**	**1 497**	**935**	**48**	**12 913**

Name	Fees R000	Audit committee R000	Compliance committee R000	Nominations committee R000	Remuneration committee R000	Chairman's fees R000	Total R000
Non-executive directors							
WAM Clewlow	**90**	**27**	**–**	**7**	**7**	**–**	**131**
AJ Lamprecht	**90**	**–**	**–**	**–**	**–**	**–**	**90**
AJ Phillips	**–**	**–**	**22**	**7**	**7**	**138**	**174**
MJ Shaw	**90**	**37**	**22**	**7**	**7**	**–**	**163**
J Shibambo	**90**	**27**	**–**	**–**	**–**	**–**	**117**
EP Theron	**90**	**–**	**–**	**7**	**7**	**–**	**104**
CB Thomson	**90**	**27**	**–**	**–**	**–**	**–**	**117**
	540	**118**	**44**	**28**	**28**	**138**	**896**
Total							**13 809**

	Salary R000	Incentive bonus R000	Retirement and medical contributions R000	Barloworld share options exercised/ ceded R000	Car allowances R000	Other benefits R000	Total R000
* In addition the following remuneration was received from the Barloworld group	**2 144**	**1 630**	**294**	**10 238**	**92**	**72**	**14 470**

29. DIRECTORS' REMUNERATION AND INTEREST (continued)

The directors' remuneration for the year ended 30 September 2005 was as follows:

Name	Salary R000	Incentive bonus R000	Retirement and medical contributions R000	Barloworld share options exercised/ ceded R000	Car allowances R000	Other benefits R000	Total R000
Executive directors							
JE Gomersall*	551	750	88	–	36	78	1 503
O Fenn	1 046	1 026	189	–	212	10	2 483
S Abdul Kader (appointed 5 May 2005)	624	623	68	–	98	–	1 413
RJ Burn (resigned 5 May 2005)	65	184	11	–	17	–	277
RH Dent	945	766	174	–	205	4	2 094
P Esterhuysen	930	810	175	540	205	4	2 664
	4 161	4 159	705	540	773	96	10 434

Name	Fees R000	Audit committee R000	Compliance committee R000	Nominations committee R000	Remuneration committee R000	Chairman's fees R000	Total R000
Non-executive directors							
WAM Clewlow	85	25	–	6	6	–	122
AJ Lamprecht	85	–	–	–	–	–	85
AJ Phillips	130	–	20	6	6	–	162
MJ Shaw	85	35	20	6	6	–	152
J Shibambo (appointed 5 May 2005)	35	6	–	–	–	–	41
EP Theron	85	–	–	6	6	–	97
CB Thomson	85	25	–	–	–	–	110
	590	91	40	24	24	–	769
Total							11 203

	Salary R000	Incentive bonus R000	Retirement and medical contributions R000	Barloworld share options exercised/ ceded R000	Car allowances R000	Other benefits R000	Total R000
* In addition, the following remuneration was received from the Barloworld group	1 439	1 250	393	–	78	151	3 311

Notes to the group financial statements *continued*

for the year ended 30 September 2006

29. DIRECTORS' REMUNERATION AND INTEREST (continued)

The directors' remuneration for the year ended 30 September 2004 was as follows:

Name	Salary R000	Incentive bonus R000	Retirement and medical contributions R000	Barloworld share options exercised/ ceded R000	Car allowances R000	Other benefits R000	Total R000
Executive directors							
JE Gomersall*	483	600	82	–	34	79	1 278
PJ Blackbeard (resigned 30 June 2004)	924	769	179	–	157	1	2 030
RJ Burn	790	590	133	–	194	6	1 713
RH Dent	790	643	164	–	194	2	1 793
P Esterhuysen (appointed 1 December 2003)	736	541	144	965	162	3	2 551
O Fenn (appointed 5 March 2004)	554	389	104	393	113	4	1 557
PG Nelson (resigned 31 December 2003)	234	–	44	–	48	130	456
	4 511	3 532	850	1 358	902	225	11 378

Name	Fees R000	Audit committee R000	Compliance committee R000	Nominations committee R000	Remuneration committee R000	Chairman's fees R000	Total R000
Non-executive directors							
WAM Clewlow	103	23	–	5	5	–	136
RKJ Chambers (retired 26 January 2004)	27	7	6	2	2	–	44
AJ Lamprecht	80	–	–	–	–	–	80
AJ Phillips	97	13	8	2	5	–	125
MJ Shaw	80	23	18	5	2	–	128
EP Theron	80	–	–	5	2	–	87
CB Thomson (appointed 5 May 2004)	33	9	–	–	–	–	42
	500	75	32	19	16	–	642
Total							12 020

	Salary R000	Incentive bonus R000	Retirement and medical contributions R000	Barloworld share options exercised/ ceded R000	Car allowances R000	Other benefits R000	Total R000
* In addition, the following remuneration was received from the Barloworld group	1 368	1 325	357	1 125	80	66	4 321

29. DIRECTORS' REMUNERATION AND INTEREST (continued)

Interest of directors in contracts

The directors have certified that they were not materially interested in any transaction of any significance with the company or any of its subsidiaries. Accordingly, a conflict of interest with regard to directors' interest in contracts does not exist.

Interest of directors of the company in share capital

The aggregate beneficial holdings as at 30 September 2006 of the directors of the company and their immediate families (none of which has a holding in excess of 1%) in the issued ordinary shares of the company are detailed below. There have been no material changes in these shareholdings since that date.

	2006		2005		2004	
	Direct	**Indirect**	Direct	Indirect	Direct	Indirect
Executive director						
RH Dent	**26 535**	**–**	26 535	–	26 535	–

A register detailing directors' and officers' interests in the company is available for inspection at the company's registered office.

Notes to the group financial statements *continued*

for the year ended 30 September 2006

29. DIRECTORS' REMUNERATION AND INTEREST (continued)

The interests of the executive and non-executive directors of Pretoria Portland Cement Company Limited, in the shares of Barloworld Limited, provided in the form of options are shown on the in the table below:

	Number of options as at 30 Sept 2004	Number of options granted during the year	Number of options exercised/ ceded during the year	Number of directors who retired during the year	Number of options as at 30 Sept 2005
RJ Burn	10 000	–	(10 000)	–	–
	7 667	–	(7 667)	–	–
	10 000	–	(6 667)	(3 333)	–
	6 000	–	(2 000)	(4 000)	–
	7 500	–	–	(7 500)	–
	10 000	–	–	(10 000)	–
RH Dent	20 000	–	–	–	20 000
	12 000	–	–	–	12 000
	6 000	–	–	–	6 000
	8 000	–	–	–	8 000
	9 000	–	–	–	9 000
	7 500	–	–	–	7 500
	10 000	–	–	–	10 000
P Esterhuysen	10 000	–	(6 667)	–	3 333
	5 000	–	(1 667)	–	3 333
	10 000	–	–	–	10 000
	10 000	–	–	–	10 000
O Fenn	5 000	–	–	–	5 000
	12 000	–	–	–	12 000
	10 000	–	–	–	10 000
	20 000	–	–	–	20 000
JE Gomersall	40 000	–	–	–	40 000
	35 000	–	–	–	35 000
	30 000	–	–	–	30 000
	35 000	–	–	–	35 000
	35 000	–	–	–	35 000
AJ Lamprecht	10 000	–	(10 000)	–	–
	17 000	–	–	–	17 000
	35 000	–	–	–	35 000
	35 000	–	–	–	35 000
AJ Phillips	13 400	–	(13 400)	–	–
	50 000	–	(50 000)	–	–
	40 000	–	(13 333)	–	26 667
	50 000	–	–	–	50 000
	50 000	–	–	–	50 000
CB Thomson	25 000	–	(25 000)	–	–
	19 000	–	–	–	19 000
	15 000	–	–	–	15 000
	17 500	–	–	–	17 500
	35 000	–	–	–	35 000
	35 000	–	–	–	35 000
	827 567	–	(146 401)	(24 833)	656 333

Number of options granted during the year	Number of options exercised/ ceded during the year	Number of directors who retired during the year	Number of options as at 30 Sept 2006	Option price	Date from which exercisable	Expiry date
–	–	–	–			
–	–	–	–			
–	–	–	–			
–	–	–	–			
–	–	–	–			
–	–	–	–			
–	–	–	20 000	47,65	13/06/2000	13/06/2007
–	–	–	12 000	41,00	01/04/2001	01/04/2008
–	–	–	6 000	23,25	01/09/2001	01/09/2008
–	–	–	8 000	36,70	29/05/2003	29/05/2010
–	–	–	9 000	45,70	25/09/2004	25/09/2011
–	–	–	7 500	47,50	01/04/2006	01/04/2013
–	–	–	10 000	67,80	26/05/2007	26/05/2010
–	(3 333)	–	–	36,70	29/05/2003	29/05/2010
–	(1 666)	–	1 667	45,70	25/09/2004	25/09/2011
–	–	–	10 000	47,50	01/04/2006	01/04/2013
–	–	–	10 000	67,80	26/05/2007	26/05/2010
–	(5 000)	–	–	36,70	29/05/2003	29/05/2010
–	(8 000)	–	4 000	45,70	25/09/2004	25/09/2011
–	–	–	10 000	47,50	01/04/2006	01/04/2013
–	–	–	20 000	67,80	26/05/2007	26/05/2010
–	(40 000)	–	–	23,25	01/09/2001	01/09/2008
–	(35 000)	–	–	36,70	29/05/2003	29/05/2010
–	(30 000)	–	–	45,70	25/09/2004	25/09/2011
–	(11 000)	–	24 000	47,50	01/04/2006	01/04/2013
–	–	–	35 000	67,80	26/05/2007	26/05/2010
–	–	–	–	36,70	29/05/2003	29/05/2010
–	(17 000)	–	–	45,70	25/09/2004	25/09/2011
–	(11 666)	–	23 334	47,50	01/04/2006	01/04/2013
–	–	–	35 000	67,80	26/05/2007	26/05/2010
–	–	–	–	23,25	01/09/2001	01/09/2008
–	–	–	–	36,70	29/05/2003	29/05/2010
–	(26 667)	–	–	45,70	25/09/2004	25/09/2011
–	(16 666)	–	33 334	47,50	01/04/2006	01/04/2013
–	–	–	50 000	67,80	26/05/2007	26/05/2010
–	–	–	–	41,00	01/04/2001	01/04/2008
–	(19 000)	–	–	23,25	01/09/2001	01/09/2008
–	(15 000)	–	–	36,70	29/05/2003	29/05/2010
–	(11 667)	–	5 833	45,70	25/09/2004	25/09/2011
–	(11 667)	–	23 333	47,50	01/04/2006	01/04/2013
–	–	–	35 000	67,80	26/05/2007	26/05/2010
–	(263 332)	–	393 001			

Notes to the group financial statements *continued*

for the year ended 30 September 2006

30. RELATED PARTY TRANSACTIONS

R millions	Parent company of reporting entity	Fellow subsidiaries of reporting entity	Subsidiary of reporting entity
2006			
Goods and services sold			
Barloworld Logistics (Pty) Limited	–	(1,3)	–
	–	(1,3)	–
Goods and services purchased			
Barloworld Limited (information services)	15,7	–	–
Barloworld Limited (franchise fees)	15,7	–	–
Barloworld Logistics (Pty) Limited	–	553,8	–
Barloworld Motor	–	7,3	–
Barloworld Air (Pty) Limited	–	1,3	–
Barloworld Limited (internal audit)	3,0	–	–
Barloworld Limited (other)	9,6	–	–
Barloworld Optimus (Pty) Limited	–	5,7	–
Barloworld Handling	–	1,7	–
Barloworld Coatings (Pty) Limited	–	0,5	–
Barloworld Equipment (Pty) Limited	–	27,9	–
Barloworld Farms (Pty) Limited	–	0,6	–
Nashua Botswana	–	0,1	–
Avis Southern Africa	–	0,5	–
Umndeni Circor	–	0,2	–
Portland Holdings Limited	–	–	12,0
	44,0	599,6	12,0
Leasing, finance arrangements and other transactions with related parties			
Barloworld Capital (Pty) Limited	–	15,4	–
Avis Southern Africa	–	0,1	–
	–	15,5	–
Amounts due (to)/from as at the end of the year			
Barloworld Limited Current OGA Account, unsecured payable 25 October 2006	–	(8,9)	–
Amount owing from Barloworld Capital (Pty) Limited	–	872,0^	–
Amount owing to Barloworld Capital (Pty) Limited	–	(871,7)*	–
Barloworld Logistics (Pty) Limited Current Loan	–	(58,0)	–
Barloworld Equipment (Pty) Limited	–	(0,4)	–
Avis Southern Africa	–	(0,1)	–
Portland Holdings Limited	–	–	(1,4)
	–	(67,1)	(1,4)

^ *Unsecured short-term deposit in September 2006 bearing interest rate at 9% per annum*

* *Unsecured borrowings with no fixed terms of repayment at marked related interest rates (8,1% per annum as at 30 September 2006)*

30. RELATED PARTY TRANSACTIONS (continued)

R millions	Parent company of reporting entity	Fellow subsidiaries of reporting entity	Associates of the group
2005			
Goods and services sold			
Barloworld Logistics (Pty) Limited	–	(1,4)	–
Amanzi Lime Services (Pty) Limited	–	–	(13,3)
	–	(1,4)	(13,3)
Goods and services purchased			
Barloworld Limited (information services)	9,0	–	–
Barloworld Limited (franchise fees)	15,6	–	–
Barloworld Logistics (Pty) Limited	–	443,6	–
Barloworld Motor	–	3,9	–
Barloworld Air (Pty) Limited	–	0,5	–
Barloworld Limited (internal audit)	2,4	–	–
Barloworld Limited (other)	5,0	–	–
Barloworld Optimus (Pty) Limited	–	16,0	–
Barloworld Handling	–	1,3	–
Barloworld Equipment (Pty) Limited	–	33,3	–
Avis Southern Africa	–	0,8	–
	32,0	499,4	–
Leasing finance arrangements and other transactions with related parties			
Barloworld Limited	2,5	–	–
Barloworld Capital (Pty) Limited	–	(18,5)	–
Barloworld Logistics (Pty) Limited	–	0,7	–
Barloworld Handling	–	0,2	–
Avis Southern Africa	–	0,3	–
	2,5	(17,3)	–
Amounts due to/(from) as at the end of the year			
Amount owing to Barloworld Logistics (Pty) Limited. Arm's length trading credit terms with no guarantees provided	–	(46,5)	–
Barloworld Limited Current OGA Account, unsecured, payable 25 October 2005	(7,1)	–	–
Amount owing from Barloworld Capital (Pty) Limited. Arm's length with normal terms	–	302,3	–
Barloworld Optimus (Pty) Limited	–	(0,1)	–
Barloworld Logistics (Pty) Limited Current Loan	–	(0,1)	–
Barloworld Equipment (Pty) Limited	–	(0,1)	–
	(7,1)	255,5	–

Notes to the group financial statements *continued*

for the year ended 30 September 2006

30. RELATED PARTY TRANSACTIONS (continued)

R millions	Parent company of reporting entity	Fellow subsidiaries of reporting entity	Subsidiary of reporting entity
2004			
Goods and services sold			
Barloworld Logistics (Pty) Limited	–	(2,8)	–
Barloworld Limited	(44,3)	–	–
Amanzi Lime Services (Pty) Limited	–	–	(20,7)
	(44,3)	(2,8)	(20,7)
Goods and services purchased			
Barloworld Equipment (Pty) Limited	–	8,4	–
Barloworld Limited (franchise fees)	14,7	–	–
Barloworld Logistics (Pty) Limited	–	332,6	–
Avis Southern Africa	–	0,7	–
Barloworld Global Management Services (Pty) Limited	–	2,7	–
Barloworld Limited (internal audit)	1,4	–	–
Barloworld Limited (OGA)	26,1	–	–
Barloworld Limited (business information systems)	16,3	–	–
Barloworld Optimus (Pty) Limited	–	3,4	–
Barloworld Motor Botswana	–	0,5	–
	58,5	348,3	–
Leasing, finance arrangements and other transactions with related parties			
Avis Southern Africa	–	0,3	–
Barloworld Handling	–	0,6	–
Barloworld Logistics (Pty) Limited	–	0,5	–
	–	1,4	–
Amounts due to/(from) as at the end of the year			
Amount owing to Barloworld Logistics (Pty) Limited. Arm's length trading credit terms with no guarantees provided	–	(31,3)	–
Barloworld Limited Current OGA Account, unsecured, payable 25 October 2004	(6,6)	–	–
Barloworld Logistics (Pty) Limited, unsecured	–	1,4	–
Amanzi Lime Services (Pty) Limited, 30 days from statement, unsecured,	–	–	2,3
Barloworld Logistics (Pty) Limited	–	(0,1)	–
	(6,6)	(30,0)	2,3

31. ADDITIONAL DISCLOSURE

Segmental analysis

The board considers the cement operations to be predominant activity of the company and as a result no segmental reporting has been included.

Associates and joint ventures

Details of investments in associates and income from associates are disclosed in note 4.

Directors and key management

The executive directors of PPC are regarded as key management personnel.

Details regarding directors' remuneration and interest are disclosed in note 29.

Shareholders

The principal shareholders of the company are disclosed on page 172.

Contingent liabilities

Details disclosed per note 25.

Company balance sheet

at 30 September 2006

	Notes	2006 Rm	2005* Rm	2004* Rm
ASSETS				
Non-current assets		**1 586,1**	1 304,3	1 241,7
Property, plant and equipment	1	**1 164,9**	802,7	759,1
Intangible assets	2	**5,6**	4,3	3,7
Investment in non-consolidated subsidiary	3	**289,8**	294,5	315,2
Other non-current assets	3	**125,8**	177,3	154,2
Investment in associates	4	**–**	21,1	8,1
Deferred tax assets	9	**–**	4,4	1,4
Current assets		**2 116,1**	1 069,3	1 303,6
Inventories	5	**180,5**	156,1	148,2
Trade and other receivables	6	**541,2**	411,5	326,3
Asset classified as held-for-sale	7	**36,5**	–	–
Cash and cash equivalents		**1 357,9**	501,7	829,1
Total assets		3 702,2	2 373,6	2 545,3
EQUITY AND LIABILITIES				
Capital and reserves				
Share capital and premium	8	**867,6**	867,6	866,5
Non-distributable reserves		**69,5**	33,1	19,7
Retained profit		**999,6**	839,9	1 089,8
Interest of shareholders of PPC Company Limited		**1 936,7**	1 740,6	1 976,0
Non-current liabilities		**283,6**	170,6	186,3
Deferred tax liabilities	9	**116,5**	92,5	96,5
Interest-bearing	10	**81,1**	–	–
Provisions and non-interest-bearing	10	**86,0**	78,1	89,8
Current liabilities		**1 481,9**	462,4	383,0
Short-term borrowings	11	**884,8**	0,1	–
Tax payable		**191,4**	152,6	142,1
Trade and other payables	12	**396,9**	299,4	231,5
Provisions	13	**8,8**	10,3	9,4
Total equity and liabilities		3 702,2	2 373,6	2 545,3

* *Restated*

Company income statement

for the year ended 30 September 2006

	Notes	2006 Rm	2005* Rm	2004* Rm
Revenue		**3 959,2**	3 163,4	2 608,2
Cost of sales		**2 042,9**	1 665,4	1 469,9
Gross profit		**1 916,3**	1 498,0	1 138,3
Non-operating income		**158,0**	257,0	185,4
Administration expenditure		**37,6**	32,3	25,7
Other operating expenditure		**238,1**	215,9	197,9
Operating profit	14	**1 798,6**	1 506,8	1 100,1
Fair value (losses)/gains on financial instruments	15	**(0,2)**	(2,9)	3,2
Finance costs	16	**52,9**	43,5	42,5
Income from investments	17	**52,4**	57,7	51,0
Profit before exceptional items		**1 797,9**	1 518,1	1 111,8
Exceptional items	18	**(0,9)**	15,5	(0,4)
Profit before tax		**1 797,0**	1 533,6	1 111,4
Tax	19	**617,1**	514,9	360,3
Net profit		**1 179,9**	1 018,7	751,1

* *Restated*

Company statement of changes in shareholders' interest

for the year ended 30 September 2006

			Non-distributable reserve				
	Share capital Rm	Share premium Rm	Available-for-sale financial assets Rm	Hedging reserves Rm	Equity compensation reserves Rm	Retained profit Rm	Total Rm
Balance at 1 October 2003	53,7	812,1	12,6	–	–	1 075,9	1 954,3
Restatement (refer note 27 of the group results)	–	–	–	–	0,6	(0,6)	–
Balance at 1 October 2003*	53,7	812,1	12,6	–	0,6	1 075,3	1 954,3
Movement for the year							
Increase in share capital and premium	–	0,7	–	–	–	–	0,7
Revaluation of investments	–	–	5,5	–	–	–	5,5
Deferred tax on revaluation	–	–	(0,8)	–	–	–	(0,8)
Equity compensation charge	–	–	–	–	1,8	–	1,8
Net profit	–	–	–	–	–	751,1	751,1
Dividends	–	–	–	–	–	(736,6)	(736,6)
Balance at 30 September 2004*	53,7	812,8	17,3	–	2,4	1 089,8	1 976,0
Movement for the year							
Increase in share capital and premium	–	1,1	–	–	–	–	1,1
Revaluation of investments	–	–	12,1	–	–	–	12,1
Deferred tax on revaluation	–	–	(1,7)	–	–	–	(1,7)
Equity compensation charge	–	–	–	–	3,0	–	3,0
Net profit	–	–	–	–	–	1 018,7	1 018,7
Dividends	–	–	–	–	–	(1 268,6)	(1 268,6)
Balance at 30 September 2005*	**53,7**	**813,9**	**27,7**	–	**5,4**	**839,9**	**1 740,6**
Movement for the year							
Revaluation of investments	–	–	**(0,7)**	–	–	–	**(0,7)**
Deferred tax on revaluation	–	–	**0,1**	–	–	–	**0,1**
Cash flow hedge recognised directly through equity	–	–	–	**50,2**	–	–	**50,2**
Deferred tax on cash flow hedge	–	–	–	**(14,5)**	–	–	**(14,5)**
Equity compensation charge	–	–	–	–	**1,3**	–	**1,3**
Divisionalisation of company	–	–	–	–	–	**38,9**	**38,9**
Net profit	–	–	–	–	–	**1 179,9**	**1 179,9**
Dividends	–	–	–	–	–	**(1 059,1)**	**(1 059,1)**
Balance at 30 September 2006	**53,7**	**813,9**	**27,1**	**35,7**	**6,7**	**999,6**	**1 936,7**

* *Restated*

Company cash flow statement

for the year ended 30 September 2006

	Notes	**2006** Rm	2005* Rm	2004* Rm
CASH FLOWS FROM OPERATING ACTIVITIES				
Cash generated from operations	A	**1 749,3**	1 342,8	1 025,3
Finance costs paid		**(52,9)**	(45,9)	(39,3)
Dividends received from investments and associates		**9,2**	24,6	3,7
Interest received		**43,2**	30,8	47,3
Income from subsidiary companies		**156,8**	224,8	184,7
Tax paid	B	**(570,4)**	(513,0)	(439,8)
Cash available from operations		**1 335,2**	1 064,1	781,9
Dividends paid		**(1 059,1)**	(1 268,6)	(736,6)
Net cash inflow/(outflow) from operating activities		**276,1**	(204,5)	45,3
CASH FLOWS FROM INVESTING ACTIVITIES				
Divisionalisation of company	E	–	–	–
Acquisition of property, plant and equipment		**(366,3)**	(135,8)	(61,9)
– replacement capital expenditure		**(79,8)**	(99,7)	(60,0)
– expansion capital expenditure		**(286,5)**	(36,1)	(1,9)
Acquisition of intangible assets		**(3,6)**	(2,5)	(1,4)
Dividends received from non-consolidated subsidiary company		**4,4**	20,7	6,3
Total proceeds (net)		**4,7**	16,6	9,1
– proceeds received on disposal of subsidiary company	C	–	–	3,8
– proceeds received on disposal of associate company	D	–	15,0	–
– proceeds from the disposal of property, plant and equipment		**4,7**	1,6	5,3
Movements in investments and loans		**(7,4)**	(1,6)	2,8
Decrease/(increase) in net amounts owing by subsidiary and associate companies		**83,4**	(21,5)	102,6
Net cash (outflow)/inflow from investing activities		**(284,8)**	(124,1)	57,5
Net cash (outflow)/inflow before financing activities		**(8,7)**	(328,6)	102,8
CASH FLOWS FROM FINANCING ACTIVITIES				
Proceeds from issue of share capital		–	1,1	0,7
Long-term borrowings repaid		**(12,9)**	–	–
Short-term borrowings raised		**871,7**	0,1	–
Net cash inflow from financing activities		**858,8**	1,2	0,7
Net increase/(decrease) in cash and cash equivalents		**850,1**	(327,4)	103,5
Cash and cash equivalents at the beginning of the year		**501,7**	829,1	725,6
Cash transferred on divisionalisation of company	E	**6,1**	–	–
Cash and cash equivalents at the end of the year	F	**1 357,9**	501,7	829,1

* *Restated*

Notes to the company cash flow statements

for the year ended 30 September 2006

		2006 Rm	2005* Rm	2004* Rm
A.	**CASH GENERATED FROM OPERATIONS IS CALCULATED AS FOLLOWS:**			
	Profit before tax and exceptional items	**1 797,9**	1 518,1	1 111,8
	Adjustments for:			
	– Depreciation	**128,0**	95,7	94,3
	– Amortisation of intangible assets	**2,6**	1,9	2,8
	– Profit on disposal of plant and equipment and intangibles	**(3,3)**	(0,7)	(0,5)
	– Dividends received	**(9,2)**	(26,9)	(3,7)
	– Income from subsidiary companies	**(156,8)**	(256,9)	(184,7)
	– Interest received	**(43,2)**	(30,8)	(47,3)
	– Finance costs	**52,9**	46,4	39,3
	– Other non-cash flow items	**(4,5)**	(4,3)	4,1
	Operating cash flows before movements in working capital	**1 764,4**	1 342,5	1 016,1
	(Increase)/decrease in inventories	**(20,6)**	(15,5)	7,7
	Increase in receivables	**(69,2)**	(50,7)	(7,7)
	Increase in payables	**74,7**	66,5	9,2
	Cash generated from operations	**1 749,3**	1 342,8	1 025,3
B.	**TAX PAID IS RECONCILED TO AMOUNTS DISCLOSED IN THE INCOME STATEMENTS AS FOLLOWS:**			
	Net amounts outstanding at the beginning of the year	**152,6**	142,1	209,7
	Charge per income statement (excluding deferred tax)	**605,3**	523,5	372,2
	Adjustment in respect of divisionalisation of company	**3,9**	–	–
	Net amounts outstanding at the end of the year	**(191,4)**	(152,6)	(142,1)
	Cash amounts paid	**570,4**	513,0	439,8
C.	**DISPOSAL OF 75% OF AFRIPACK (PTY) LIMITED**			
	Investment in preference shares included in financial assets			(30,0)
	Gross consideration received from outside shareholders			33,8
	Net proceeds received from outside shareholders			3,8

* *Restated*

	2006 Rm	2005* Rm	2004* Rm
D. DISPOSAL OF 33,3% SHARE IN SLAGMENT (PTY) LIMITED			
Cost of investment		3,7	
Profit on disposal		10,3	
Proceeds from disposal		14,0	
Being:			
– Total consideration		15,0	
– Disposal costs		(0,7)	
– Capital gains tax		(0,3)	
		14,0	
E. DIVISIONALISATION OF COMPANY			
Property, plant and equipment, intangible assets and non-current assets	**124,6**		
Inventories	**3,8**		
Receivables	**10,5**		
Payables, tax and deferred tax	**(38,0)**		
Borrowings net of cash	**(107,0)**		
Net assets acquired	**(6,1)**		
Cash transferred on divisionalisation	**6,1**		
	–		

F. CASH AND CASH EQUIVALENTS

Cash and cash equivalents comprise of cash on hand and short-term cash investments.

* *Restated*

Notes to the company financial statements

for the year ended 30 September 2006

	Freehold and leasehold land, buildings and mineral rights Rm	Decom-missioning and quarry rehabilitation assets Rm	Plant, vehicles, furniture and equipment Rm	Capitalised leased plant Rm	Total Rm
1. PROPERTY, PLANT AND EQUIPMENT					
2006					
Cost	**329,7**	**24,7**	**1 707,4**	**302,2**	**2 364,0**
Accumulated depreciation and impairment	**132,0**	**14,4**	**895,5**	**157,2**	**1 199,1**
Net carrying value	**197,7**	**10,3**	**811,9**	**145,0**	**1 164,9**
2005					
Cost	315,8	24,7	1 292,0	149,6	1 782,1
Accumulated depreciation and impairment	121,2	14,4	783,3	60,5	979,4
Net carrying value	194,6	10,3	508,7	89,1	802,7
2004					
Cost	311,4	25,6	1 165,6	149,6	1 652,2
Accumulated depreciation and impairment	110,2	14,3	708,2	60,4	893,1
Net carrying value	201,2	11,3	457,4	89,2	759,1

Refer to group results for additional disclosures on property, plant and equipment.

Movement of property, plant and equipment

2006					
Net carrying value at the beginning of the year	**194,6**	**10,3**	**508,7**	**89,1**	**802,7**
Divisionalisation of company	**–**	**–**	**43,1**	**81,5**	**124,6**
Additions*	**14,6**	**–**	**351,7**	**–**	**366,3**
	209,2	**10,3**	**903,5**	**170,6**	**1 293,6**
Depreciation	**(11,6)**	**–**	**(90,8)**	**(25,6)**	**(128,0)**
Disposals	**(0,1)**	**–**	**(0,6)**	**–**	**(0,7)**
Reclassification	**0,2**	**–**	**(0,2)**	**–**	**–**
Net carrying value at the end of the year	**197,7**	**10,3**	**811,9**	**145,0**	**1 164,9**

* *Included in additions is R155,3 million relating to expenditure incurred on the capital expansion projects.*

	Freehold and leasehold land, buildings and mineral rights Rm	Decom-missioning and quarry rehabilitation assets Rm	Plant, vehicles, furniture and equipment Rm	Capitalised leased plant Rm	Total Rm
1. PROPERTY, PLANT AND EQUIPMENT (continued)					
2005					
Net carrying value at the beginning of the year	201,2	11,3	457,4	89,2	759,1
Reclassification of capital spares	–	–	10,9	–	10,9
Additions	4,4	–	131,4	–	135,8
	205,6	11,3	599,7	89,2	905,8
Depreciation	(11,0)	(0,1)	(84,5)	(0,1)	(95,7)
Disposals and IFRIC 1 adjustment	–	(0,9)	(4,0)	–	(4,9)
Revaluation/impairment	–	–	(2,5)	–	(2,5)
Net carrying value at the end of the year	194,6	10,3	508,7	89,1	802,7
2004					
Net carrying value at the beginning of the year	209,7	16,1	476,2	96,8	798,8
Additions	2,5	–	59,4	–	61,9
	212,2	16,1	535,6	96,8	860,7
Depreciation	(10,8)	(0,5)	(75,4)	(7,6)	(94,3)
Disposals	(0,2)	(4,3)	(2,8)	–	(7,3)
Net carrying value at the end of the year	201,2	11,3	457,4	89,2	759,1

	2006 Rm	2005 Rm	2004 Rm
2. INTANGIBLE ASSETS			
ERP development and other software			
Cost			
Beginning of the year	**29,2**	26,8	29,2
Additions	**3,6**	2,5	1,8
Divisionalisation of company	**0,7**	–	–
Disposals	**(1,2)**	(0,1)	(1,4)
Impairment	**–**	–	(2,8)
End of the year	**32,3**	29,2	26,8
Accumulated amortisation			
Beginning of the year	**24,9**	23,1	21,2
Amortisation	**2,6**	1,9	2,8
Additions	**0,3**	–	0,3
Disposals	**–**	(0,1)	(1,2)
Divisionalisation of company	**(1,1)**	–	–
End of the year	**26,7**	24,9	23,1
Carrying amount			
End of the year	**5,6**	4,3	3,7

Notes to the company financial statements *continued*

for the year ended 30 September 2006

	2006 Rm	2005 Rm	2004 Rm
3. OTHER NON-CURRENT ASSETS			
Financial assets			
Investment in subsidiaries	**297,9**	387,1	398,8
Listed investments at fair value	**–**	–	0,2
Unlisted investments	**42,0**	72,6	59,3
Unlisted investments at fair value	**30,1**	30,7	18,3
Investment in unlisted preference shares at amortised cost#	**–**	30,0	30,0
Contributions to PPC Environmental Trust<	**11,9**	11,9	11,0
Guaranteed loan in respect of railway line~	**6,0**	10,1	9,1
Other non-current loans and deposits	**–**	2,0	2,0
Long-term loan>	**69,7**	–	–
	415,6	471,8	469,4
INTEREST IN SUBSIDIARIES (ANNEXURE 1)			
Shares at cost	**481,4**	481,4	481,4
Less: Amounts written off	**152,7**	146,9	126,2
	328,7	334,5	355,2
Add: Amounts owing by subsidiaries	**11,7**	75,5	88,1
	340,4	410,0	443,3
Less: Amounts owing to subsidiaries	**(42,5)**	(22,9)	(44,5)
	297,9	387,1	398,8

< Contributions to PPC Environmental Trust

These contributions are invested with independent financial institutions in interest-bearing deposits and can be utilised on approval from the Department of Mineral and Energy Affairs for rehabilitation costs.

~ Guaranteed loan in respect of railway line

Amortised over the period of the loan by way of reduced payment to Spoornet for rail transport services. This loan earns interest at a rate of prime less 4%.

 # Investment in unlisted preference shares

These preference shares earn dividends at a rate of 70% of the current prime lending rate plus 3%, and are redeemable during the 2007 financial year (refer note 7).

> Long-term loan

The long-term loan is repayable in annual capital instalments on 30 June each year, ending 2013 and bears interest at 11,8% per annum.

		2006 Rm	2005 Rm	2004 Rm
3.	**OTHER NON-CURRENT ASSETS (continued)**			
	Classification of financial assets			
	Available-for-sale			
	– Interest in non-consolidated subsidiary	**289,8**	294,5	315,2
	– Unlisted investment	**30,1**	30,7	18,3
	– Other	**20,0**	104,5	94,8
	Originated loans and receivables	**75,7**	42,1	41,1
		415,6	471,8	469,4
4.	**INVESTMENT IN ASSOCIATES**			
	Investments at cost	**6,5**	10,3	10,3
	Less: Transfer to asset classified as held-for-sale/disposals	**(6,5)**	(3,8)	–
		–	6,5	10,3
	Amount owing/(due to) by associate company	**–**	14,6	(2,2)
	Carrying value including amount owing	**–**	21,1	8,1
	Made up as follows:			
	Investment in associates at carrying value			
	Afripack (Pty) Limited	**–**	6,5	6,5
	Slagment (Pty) Limited	**–**	–	3,8
	Amount owing by/(to)			
	Afripack (Pty) Limited	**–**	14,6	11,8
	Slagment (Pty) Limited	**–**	–	(14,0)
		–	21,1	8,1
5.	**INVENTORIES**			
	Raw materials	**35,7**	36,8	32,3
	Work-in-progress	**26,5**	31,2	28,8
	Finished goods	**41,7**	26,9	28,3
	Maintenance stores	**76,6**	61,2	58,8
		180,5	156,1	148,2
	Amount of inventory recognised as an expense during the year	**1 345,2**	1 166,2	1 027,5
	Amount of write-down of inventory to net realisable value and losses of inventory	**–**	1,6	2,9
	Reversal of previous inventory write-downs	**–**	4,1	–
	No inventory has been pledged as security.			

Notes to the company financial statements *continued*

for the year ended 30 September 2006

		2006 Rm	2005 Rm	2004 Rm
6.	**TRADE AND OTHER RECEIVABLES**			
	Trade receivables	**420,6**	355,1	300,2
	Less: Impairment of trade receivables	**(5,4)**	(5,2)	(5,5)
	Originated loans and receivables	**415,2**	349,9	294,7
	Other receivables and prepayments	**73,5**	59,2	30,0
	Dividends receivable	**–**	2,4	1,6
	Derivative financial instruments (held for trading financial assets)	**2,3**	–	–
	Derivative financial instruments (cash flow hedge)	**50,2**	–	–
		541,2	411,5	326,3

No receivables have been pledged as security. Amounts due to the company should be settled within the normal credit terms of 30 to 60 days.

The gains on financial instruments relating to the cash flow hedge should materialise during the next financial year. These gains are to be included in the initial measurement of the acquisition of the hedged asset.

		2006 Rm	2005 Rm	2004 Rm
7.	**ASSETS CLASSIFIED AS HELD-FOR-SALE**			
	Investment in unlisted preference shares at amortised cost#	**30,0**	–	–
	Investment in associate company^	**6,5**	–	–
		36,5	–	–

Carrying value approximates fair value

 # Investment in unlisted preference shares
These preference shares earn dividends at a rate of 70% of the current prime lending rate plus 3%, and are redeemable during the 2007 financial year.

^ Investment in associate company
The investment relates to the company's 25% shareholding in Afripack (Pty) Limited recorded at cost.

Refer to note 8 in group results for additional disclosures

		2006 Rm	2005 Rm	2004 Rm
8.	**SHARE CAPITAL AND PREMIUM**			
	Authorised share capital			
	60 000 000 ordinary shares of R1 each	**60,0**	60,0	60,0
	Issued share capital			
	53 761 239 (2005: 53 750 139; 2004: 53 743 539) ordinary shares in issue at the beginning of the year	**53,7**	53,7	53,7
	Ordinary shares issued during the year: Nil (2005: 11 100; 2004: 6 600)	**–**	–	–
	53 761 239 (2005: 53 761 239; 2004: 53 750 139) ordinary shares in issue at the end of the year	**53,7**	53,7	53,7
	Share premium	**813,9**	813,9	812,8
	Balance at the beginning of the year	**813,9**	812,8	812,1
	Premium on shares issued	**–**	1,1	0,7
	Total issued share capital and premium	**867,6**	867,6	866,5

Unissued shares
Unissued share capital comprises 6 238 761 (2005: 6 238 761; 2004: 6 249 861) shares of R1 each.

	2006 Rm	2005 Rm	2004 Rm
9. DEFERRED TAX			
Movement of deferred tax			
Balance at the beginning of the year			
– deferred tax assets	**4,4**	1,4	–
– deferred tax liabilities	**92,5**	96,5	106,2
Net liability at the beginning of the year	**88,1**	95,1	106,2
Charged directly in equity	**14,4**	1,7	0,8
Divisionalisation of company	**2,2**	–	–
Movement per income statement	**11,8**	(5,5)	(11,9)
Impact of change in tax rate	–	(3,2)	–
Net liability at the end of the year	**116,5**	88,1	95,1
– deferred tax assets	–	4,4	1,4
– deferred tax liabilities	**116,5**	92,5	96,5
Analysis of deferred tax by type of temporary difference			
Deferred tax assets			
Provisions and other temporary differences	–	4,4	1,4
Deferred tax liabilities			
Capital allowances	**128,6**	119,2	128,9
Provisions	**(29,6)**	(29,7)	(34,3)
Prepayments	–	1,5	1,9
Capital gains tax	–	3,1	1,3
Other temporary differences	**17,5**	(1,6)	(1,3)
	116,5	92,5	96,5

Notes to the company financial statements *continued*

for the year ended 30 September 2006

		2006 Rm	2005 Rm	2004 Rm
10.	**NON-CURRENT LIABILITIES**			
	Interest-bearing	**94,1**	–	–
	Less: Current portion repayable within one year (refer note 11)	**13,0**	–	–
		81,1	–	–
	Non-current provisions (refer note 13)	**86,0**	78,1	89,8
	Deferred tax liabilities (refer note 9)	**116,5**	92,5	96,5
	Total non-current liabilities	**283,6**	170,6	186,3
	Assets encumbered are made up as follows:			
	Property, plant and equipment	**145,0**	–	–

Liabilities under capitalised finance leases

Total owing 2006 Rm	Repayable during the year ending 30 September 2007 Rm	2008 Rm	2009 Rm	2010 Rm	2011 and onwards Rm
94,1	13,0	13,1	13,3	13,4	41,3

Details of interest rates are set out in note 28 of the group results.

		2006 Rm	2005 Rm	2004 Rm
11.	**SHORT-TERM BORROWINGS**			
	Short-term loans	**871,8**	0,1	–
	Current portion of long-term interest-bearing liability (note 10)	**13,0**	–	–
		884,8	0,1	–
12.	**TRADE AND OTHER PAYABLES**			
	Trade and other payables	**395,2**	299,4	231,4
	Liability on acquisition of Portland Holdings Limited	**1,7**	–	0,1
		396,9	299,4	231,5

Trade and other payables are payable within a 30 to 60 day period.

The group has a US dollar denominated liability of R1,7 million (2005: <R0,1 million; 2004: R0,1 million) to former shareholders of Portland Holdings Limited being claims outstanding in respect of the scheme of arrangement. The liability is repayable in Zimbabwe dollars at a fixed rate between the US dollar and Zimbabwe dollar at the date of acquisition. The increase in the liability is as a result of the official devaluation of the Zimbabwe dollar.

	2006 Rm	2005 Rm	2004 Rm
13. PROVISIONS			
Non-current (refer note 10)	**86,0**	78,1	89,8
Current	**8,8**	10,3	9,4
	94,8	88,4	99,2

	Decommissioning and quarry rehabilitation Rm	Retirement and post-retirement benefits Rm	Total Rm
Movement of provision			
2006			
Balance at the beginning of the year	**74,2**	**14,2**	**88,4**
Amounts added	**3,4**	**–**	**3,4**
Unwinding of discount	**5,2**	**–**	**5,2**
Amounts utilised	**(1,3)**	**(0,9)**	**(2,2)**
Balance at 30 September 2006	**81,5**	**13,3**	**94,8**
Incurred:			
Within one year	**5,2**	**3,6**	**8,8**
Between two to five years	**0,9**	**–**	**0,9**
More than five years	**75,4**	**9,7**	**85,1**
	81,5	**13,3**	**94,8**
Movement of provision			
2005			
Balance at the beginning of the year	79,2	20,0	99,2
Amounts added	0,4	2,1	2,5
Unwinding of discount	6,4	–	6,4
Amounts utilised	(0,2)	(7,9)	(8,1)
Amounts reversed unutilised	(11,6)	–	(11,6)
Balance at 30 September 2005	74,2	14,2	88,4
Incurred:			
Within one year	5,8	4,5	10,3
Between two to five years	0,6	–	0,6
More than five years	67,8	9,7	77,5
	74,2	14,2	88,4
Movement of provision			
2004			
Balance at the beginning of the year	78,1	21,1	99,2
Amounts added	0,9	6,5	7,4
Unwinding of discount	6,7	–	6,7
Amounts reversed unutilised	(6,5)	–	(6,5)
Amounts utilised	–	(5,9)	(5,9)
Other movements	–	(1,7)	(1,7)
Balance at 30 September 2004	79,2	20,0	99,2
Incurred:			
Within one year	4,7	4,7	9,4
Between two to five years	18,0	15,3	33,3
More than five years	56,5	–	56,5
	79,2	20,0	99,2

Refer to group results for additional disclosures on provisions

Notes to the company financial statements *continued*

for the year ended 30 September 2006

		2006 Rm	2005* Rm	2004* Rm
14.	**OPERATING PROFIT**			
	Operating profit is arrived at after taking into account the items detailed below:			
	Income from subsidiary companies			
	– Fees	**12,2**	17,7	17,9
	– Interest	**1,3**	1,5	5,9
	– Dividends	**143,3**	237,7	160,9
		156,8	256,9	184,7
	Amortisation of intangible assets (refer note 2)	**2,6**	1,9	2,8
	Depreciation (refer note 1):			
	– Cost of sales	**117,8**	85,1	85,3
	– Operating costs	**10,2**	10,6	9,0
		128,0	95,7	94,3
	Distribution costs:			
	– Cost of sales	**512,2**	453,8	359,4
	Operating lease charges:			
	– Land and buildings	**3,1**	3,1	4,3
	– Plant, vehicles and equipment	**2,5**	2,5	1,0
		5,6	5,6	5,3
	Exploration and research costs	**0,4**	0,3	0,7
	Administration and management fees paid	**6,8**	4,2	2,0
	Fees paid to holding company	**24,6**	21,7	19,6
	Technical fees	**3,6**	4,2	2,0
	Auditors' remuneration:			
	– Audit fees	**2,6**	2,1	1,8
	– Fees for other services	**–**	0,1	0,3
		2,6	2,2	2,1
	Staff costs	**359,9**	335,9	323,3
	Retirement benefit contributions	**29,8**	22,8	20,2
	Profit on disposal of plant and equipment and intangibles	**(3,3)**	(0,7)	(0,5)
	Equity compensation charge	**1,3**	3,0	1,8

* *Restated*

		2006 Rm	2005 Rm	2004 Rm
15.	**FAIR VALUE (LOSSES)/GAINS ON FINANCIAL INSTRUMENTS**			
	(Losses)/gains on derivatives designated as economic hedging instruments	**(1,4)**	(0,6)	2,7
	Gains/(losses) on translation of foreign currency monetary items	**1,2**	–	0,5
	Loss on other foreign currency derivatives	**–**	(2,3)	–
		(0,2)	(2,9)	3,2
16.	**FINANCE COSTS**			
	Bank and other borrowings	**17,0**	1,7	1,8
	Finance lease interest	**24,2**	31,0	30,4
	Subsidiary companies	**6,5**	4,4	3,6
	Unwinding of discount on rehabilitation provisions	**5,2**	6,4	6,7
		52,9	43,5	42,5
17.	**INCOME FROM INVESTMENTS**			
	Dividends:			
	– Unlisted investments	**9,2**	9,4	3,7
	– Associate companies	**–**	17,5	–
	Interest received:			
	– On deposits and non-current assets	**43,2**	30,8	47,3
		52,4	57,7	51,0
18.	**EXCEPTIONAL ITEMS**			
	Impairment of investment in subsidiaries	**–**	–	(13,1)
	Impairment in the value of intangible assets	**–**	–	(2,8)
	Impairment in the value of plant and equipment	**–**	(2,5)	–
	Reversal of impairment on financial asset	**–**	5,4	–
	Reversal of provision against loan to subsidiary	**–**	1,6	–
	Profit on disposal of subsidiary company and associates	**–**	10,6	13,8
	Deregistration of dormant subsidiary companies	**(1,3)**	–	–
	Profit on disposal of property	**0,4**	0,4	1,7
	Gross exceptional items	**(0,9)**	15,5	(0,4)
	Tax – capital gains tax	**–**	(0,3)	–
	– deferred	**–**	0,7	–
	Net exceptional items	**(0,9)**	15,9	(0,4)

Notes to the company financial statements *continued*

for the year ended 30 September 2006

	2006 Rm	2005 Rm	2004 Rm
19. TAX			
South African normal tax			
– current year	**474,7**	370,9	300,5
– prior year	**–**	–	(4,1)
	474,7	370,9	296,4
Foreign tax			
– current year	**3,1**	6,3	–
Deferred tax			
– current year	**7,4**	(1,8)	(12,5)
– rate change	**–**	(3,2)	–
– exceptional	**–**	(0,7)	–
– prior year	**–**	–	2,0
	7,4	(5,7)	(10,5)
Secondary tax on companies			
– current year	**127,5**	146,0	75,2
– deferred	**4,4**	(2,9)	(1,4)
	131,9	143,1	73,8
Capital gains tax – current	**–**	0,3	0,6
Tax attributable to the company	**617,1**	514,9	360,3

	2006 %	2005* %	2004* %
Reconciliation of rate of tax			
Tax as a percentage of profit before tax (excluding prior year tax)	**37,0**	33,5	32,6
Adjustment due to the inclusion of dividend income	**0,3**	4,9	4,3
	37,3	38,4	36,9
Reduction in rate of tax	**0,2**	0,5	0,3
– permanent differences	**0,2**	0,3	0,3
– rate change adjustment	**–**	0,2	–
Increase in rate of tax	**(8,5)**	(9,9)	(7,2)
– disallowable charges	**(0,4)**	(0,2)	(0,6)
– secondary tax on companies	**(8,0)**	(9,3)	(6,6)
– tax on foreign dividend received	**(0,1)**	(0,4)	–
South African normal tax rate	**29,0**	29,0	30,0

* *Restated*

	2006	2005	2004
	Rm	Rm	Rm
20. CONTINGENT LIABILITIES			
Guarantees for loans, banking facilities and other obligations to third parties.	**6,7**	6,7	6,7

Secondary tax on companies is payable on dividends declared at a rate of 12,5%.

Litigation, current or pending, is not considered likely to have a material adverse effect on the company.

21. ADDITIONAL DISCLOSURE

Refer to group results for additional disclosure on the following:

- Accounting policies
- Commitments
- Financial risk management
- Foreign exchange gains and losses
- Inventories
- Retirement benefit information
- Share-based Payment

Annexure 1 interest in subsidiary and unlisted associates

for the year ended 30 September 2006

SUBSIDIARY COMPANIES

Name of company	Issued share capital R	2006 %	Percentage held 2005 %	2004 %
Cape Portland Cement Co Limited	5 264 000	**100**	100	100
Cooper & Cooper Holdings (Pty) Limited	100 000	**100**	100	100
Eastern Province Cement Co Limited	800 000		100	100
Mooiplaas Dolomite (Pty) Limited	100	**100**	100	100
PPC Botswana (Pty) Limited*	6 000 000A#	**100**	100	100
	6 000 000B#	**100**	100	100
Portland Holdings Limited~	83 920 148†	**100**	100	100
PPC Lime Limited	4 207 965	**100**	100	100
PPC Saldanha (Pty) Limited	100		100	100
Property Cats (Pty) Limited	100	**100**	100	100
Kgale Quarries (Pty) Limited*	3 643 000#	**100**	100	100
Other minor subsidiary companies				
Less: Amounts written off				

ASSOCIATES

Name of entity	Principal activity	Issued share capital R	2006 %	Percentage held 2005 %	2004 %
Afripack (Pty) Limited	Paper sack manufacturers	1 260 000	**25,0**	25,0	25,0
Amanzi Lime Services (Pty) Limited	Lime supply	4 000		50,0	50,0
Slagment (Pty) Limited	Slag milling	11 600 001			33,3
Shaleje Services Trust	Admin services		**15,0**	15,0	36,0
Less: Amounts written off					

All subsidiary companies and associates are incorporated in the Republic of South Africa, except as indicated. A full list of subsidiary companies and unlisted associates is available for inspection at the registered office of the company. The financial year-end of the associates is as follows:

Amanzi Lime Services (Pty) Limited	30 September
Slagment (Pty) Limited	31 December
Shaleje Services Trust	31 May

* *Registered in Botswana*

\# *Botswana pula*

~ *Registered in Zimbabwe*

† *Zimbabwe dollar*

	Shares			Indebtedness (due to)/due by	
2006	2005	2004	**2006**	2005	2004
Rm	Rm	Rm	**Rm**	Rm	Rm
1,6	1,6	1,6	**(5,4)**	(5,4)	(5,4)
	0,8	0,8	**–**	–	3,8
	1,3	1,3	**–**	–	(1,5)
–	–	–	**(33,1)**	0,8	(2,6)
12,0	12,0	12,0	**0,2**	–	0,8
435,7	435,7	435,7	**–**	–	–
17,7	17,7	17,7	**10,5**	(11,9)	(3,1)
				74,7	85,1
12,0	12,0	12,0	**1,1**	1,1	1,1
0,3	0,3	0,3	**(3,0)**	(5,6)	(31,9)
479,3	481,4	481,4	**(29,7)**	53,7	46,3
150,5	146,9	126,2	**1,1**	1,1	2,7
328,8	334,5	355,2	**(30,8)**	52,6	43,6

	Shares			Indebtedness (due to)/due by	
2006	2005	2004	**2006**	2005	2004
Rm	Rm	Rm	**Rm**	Rm	Rm
	6,5	6,5		14,6	11,8
		3,8			(14,0)
		0,1			–
	6,5	10,4		14,6	(2,2)
	–	–		–	–
	6,5	10,4		14,6	(2,2)

PPC in the stock market

SHARE OWNERSHIP

Number of shareholders	Category	Number of shares held	% of issued capital
8 622	1 – 1000	2 087 516	3,88
877	1 001 – 5 000	1 905 223	3,54
143	5 001 – 10 000	1 025 313	1,91
70	10 001 – 20 000	992 338	1,85
39	20 001 – 50 000	1 321 057	2,46
14	50 001 – 100 000	1 043 058	1,94
15	100 001 – 500 000	3 364 644	6,26
6	over 500 000	42 022 090	78,16
9 786		53 761 239	100,00

	Number of shares held	% of issued capital
Barloworld group	38 528 431	71,67
Institutional investors	10 019 517	18,64
Nominee companies^	565 300	1,05
Pension/provident funds	2 810 330	5,23
Individuals and others	1 837 661	3,41
	53 761 239	100,00

^ *The majority of shares held by nominee companies are held on behalf of institutional investors*

SHAREHOLDER SPREAD

Non-public shareholders	Number of shareholders	Number of shares held	% of issued capital
Group directors	12	31 709	0,06
Trustees of employee share scheme and funds established for benefit of employees	3	194 416	0,36
Shareholders interested in 5% or more of the issued shares	2	38 527 631	71,66
Total non-public shareholders	**17**	**38 753 756**	**72,08**
Public shareholders	**9 769**	**15 007 483**	**27,92**
Total	**9 786**	**53 761 239**	**100,00**

The company's access codes are:

JSE: PPC

ISIN: ZAE 000005559

PPC RELATIVE SHARE PRICE PERFORMANCE

Pretoria Portland Cement vs JSE All Share, JSE Construction and materials


160
150
140
140
130
120
110
100
90
Oct 05
Nov 05
Dec 05
Jan 06
Feb 06
Mar 06
April 06
May 06
Jun 06
Jul 06
Aug 06
Sept 06
— PPC
— All Share
— Construction and materials

CURRENCY CONVERSION GUIDE

Approximate value of foreign currencies relative to the rand at 30 September

	2006	2005	2004
Botswana pula	**0,83**	0,85	0,73
Zimbabwe dollar	**33,60**	6 375,00	1 500,00
US dollar	**0,13**	0,16	0,15
Euro	**0,10**	0,13	0,12
Danish krone	**0,76**	0,97	0,93

Notice of annual general meeting

PRETORIA PORTLAND CEMENT COMPANY LIMITED
Incorporated in the Republic of South Africa
(Registration number 1892/000667/06)
(PPC) or (the company)
JSE code: PPC
ISIN code: ZAE000005559

The one hundred and eleventh annual general meeting of Pretoria Portland Cement Company Limited will be held in the Tokyo Meeting Room, Barloworld Corporate Office, 180 Katherine Street, Sandton, on Tuesday, 23 January 2007 at 12:00 for the purpose of conducting the following business:

1. To receive and adopt the annual financial statements for the year ended 30 September 2006, including the directors' report and the report of the auditors.

2. To elect directors in accordance with the provisions of the company's articles of association. Mr DG Wilson, having been appointed as a director by the board during the year, is required to retire. Mr WAM Clewlow retires having reached retirement age and Messrs O Fenn, JE Gomersall, AJ Phillips and CB Thomson are required to retire by rotation. Other than Mr WAM Clewlow and Mr CB Thomson, who has been assigned new executive functions at Barloworld Limited and will not be standing for re-election, all retiring directors are eligible and have offered themselves for election and re-election respectively and the nominations committee has recommended their election and re-election respectively. A brief curriculum vitae of each director standing for election and re-election accompanies this notice.

3. To consider and, if deemed fit, to pass with or without modification, the following ordinary resolution:
"That with effect from 1 October 2006 and in terms of article 61 of the company's articles of association, the fees payable to:

   a) non-executive directors (other than the chairman) for their services be increased by R5 000 per person per annum from R90 000 to R95 000;
   b) the chairman of the audit committee be increased by R3 000 per annum from R37 000 to R40 000;
   c) non-executive members of the audit committee be increased by R1 500 per person per annum from R26 500 to R28 000;
   d) non-executive members of the black economic empowerment and transformation committee be set at R5 000 per meeting;
   e) non-executive members of the risk management and compliance committee be increased by R1 500 per person per annum from R21 500 to R23 000;
   f) non-executive members of the remuneration committee be increased by R500 per person per annum from R6 500 to R7 000;
   g) non-executive members of the nominations committee be increased by R500 per person per annum from R6 500 to R7 000; and
   h) the chairman for services rendered be increased by R7 000 per annum from R138 000 to R145 000."

4. To consider and, if deemed fit, to pass with or without modification the following special resolution:

   That

   a) The directors of the company be authorised from time to time to acquire issued shares in the ordinary share capital of the company on the JSE Limited open market at a price no greater than 10% above the weighted average of the market value for the securities for the five previous business days immediately preceding the date on which the transaction was agreed or at a bid price no greater than the current trading price of the share; and
   the purchase by any of the company's subsidiaries of shares in the company in the manner contemplated by and in accordance with the provisions of section 89 of the Companies Act, 1973, and other provisions which may be applicable.

   b) The authorisation granted in terms of (a) above shall remain in force from the date of registration of this special resolution by the Registrar of Companies until the conclusion of the next annual general meeting of the company and in any event, no later than 15 months from the date on which it was passed.

c) The repurchase by the company of its own securities in terms of (a) above may not exceed 7,5% of the company's issued ordinary share capital in the aggregate in any one financial year or in the case of acquisition by any of the company's subsidiaries, 7,5% of the issued ordinary share capital in the aggregate.

d) The company's intention regarding the utilisation of the authority which is sought in terms of (a) above is to continue with the share buy-back programme initiated with the sanction of shareholders on 25 January 2002.

e) The repurchase of securities being effected through the order book operated by the JSE trading system and done without any prior understanding or arrangement between the company and the counterparty.

f) That authorisation to repurchase the shares is in accordance with the company's articles of association.

g) That only one agent will effect the buyback on behalf of the company.

h) That after the repurchase has been effected the company will still comply with paragraphs 3.37 to 3.41 concerning shareholder spread requirements.

i) The company and its subsidiaries will not repurchase shares during a closed period.

j) In the event that the directors are granted general authority to buy back a maximum 7,5% of the issued share capital of PPC, or in the case of acquisition by any of the company's subsidiaries, 7,5% of the issued ordinary share capital in the aggregate, it is the opinion of the directors that following any repurchase of shares:
   - the company and the group would be able in the ordinary course of business to pay its debts for a period of 12 months after the date of notice issued in respect of the annual general meeting; and
   - the assets of the company and the group would be in excess of the liabilities of the company and the group. For this purpose, the assets and liabilities would be recognised and measured in accordance with the accounting policies used in the latest audited group annual financial statements; and
   - the ordinary capital and reserves of the company and the group would be adequate for a period of 12 months after the date of notice issued in respect of the annual general meeting; and
   - the working capital of the company and the group would be adequate for ordinary business purposes for a period of 12 months after the date of notice issued in respect of the annual general meeting.

Detail in regard to other JSE Listings Requirements applying to special resolution number 4

Details of the directors

Directors details are set out on pages 12 to 15.

Directors' responsibility statement

The directors collectively and individually accept full responsibility for the accuracy of the information given and certify that to the best of their knowledge and belief there are no facts that have been omitted which would make the statement false or misleading, and that all reasonable enquiries to ascertain such facts have been made and that the annual report contains all information required by the JSE listing requirements.

Interests of directors

The interests of the directors in the share capital of the company are set out on page 145.

Major shareholders

Details of major shareholders of the company are set out on page 172.

Notice of annual general meeting *continued*

Share capital of the company

Details of the share capital of the company are set out on page 125.

Material change

There has been no material change in the financial or trading position of the company and its subsidiaries since the date of publication of the company's annual results on 7 November 2006.

Litigation

The company and its subsidiaries are not, and have not in the 12 months preceding the date of this notice of annual general meeting been involved in any legal or arbitration proceedings which may have or have had a material effect on the financial position of the company and its subsidiaries, nor is the company aware of any such proceedings that are pending or threatened.

The reason for proposing the special resolution is to permit and authorise PPC to acquire its own shares and permit and authorise a subsidiary of PPC to acquire shares in PPC. The effect will be to authorise the directors to purchase shares in PPC.

When the company has cumulatively repurchased 3% of the initial number of the relevant class of securities and for each 3% in aggregate of the initial number of that class acquired thereafter, the company will publish an announcement giving details thereof in accordance with Rule 11.27 of the listings requirements of the JSE. The company undertakes that it will not enter the market to repurchase the company's securities in terms of this general authority until such time as the company's sponsor has provided written confirmation to the JSE regarding the adequacy of the company's working capital in accordance with Schedule 25 of the Listings Requirements of the JSE.

5. To re-appoint Messrs Deloitte & Touche as external auditors of the company to hold office from the conclusion of the one hundred and eleventh annual general meeting until the conclusion of the next annual general meeting of the company.

6. To authorise the directors to fix the remuneration of the external auditors, Messrs Deloitte & Touche, for the past year's audit.

7. To transact such other business as may be transacted at an annual general meeting.

A member entitled to attend and vote at the meeting is entitled to appoint one or more proxies (who need not be a member of the company) to attend, speak and vote in his/her stead.

Should shareholders who have dematerialised their PPC shares' other than with "own name" registration who wish to attend the meeting in person, they will need to request their CSDP or broker to provide them with the necessary letter of representation in terms of the custody agreement entered into between the dematerialised shareholder and the CSDP or broker.

A form of proxy is enclosed for the use of members who hold their shares in certificated or in dematerialised "own name" form only, who are unable to attend the meeting and who wish to be represented at the meeting or may be obtained on application to the secretaries at the company's registered address or telephone +27 11 445 1000. The attention of members is drawn to the fact that if it is to be effective, the completed form of proxy must reach the company's transfer secretaries or the registered office of the company by no later than 12:00 on Friday 19 January 2007.

A form of proxy is only to be completed by the shareholders that are holding shares in certificated form or recorded on the sub-register in electronic form in "own name".

By order of the board

Barloworld Trust Company Limited
Secretaries
Per AR Holt

7 November 2006

Notice of annual general meeting *continued*

CURRICULUM VITAE OF DIRECTORS BEING ELECTED AND RE-ELECTED AT THE ANNUAL GENERAL MEETING

DG Wilson

BCom, CTA, CA(SA) (49)

Don Wilson was appointed to the PPC board in November 2006. He originally joined Barloworld Limited in December 1982 and held various executive financial positions in the Barloworld group, mainly within the equipment division. He also spent some time in Spain subsequent to the acquisition of Barloworld Finanzauto. He left Barloworld in April 1999 and joined Sappi Limited as executive director – finance. He rejoined Barloworld Limited in August 2006 and was appointed as executive director at the end of September 2006.

O Fenn

BSc (Hons) Eng, MPhil Eng, Dr Eng (52) (British)

Chief operating officer

Orrie Fenn was appointed chief operating officer in May 2005. He was appointed to the PPC board in March 2004 as managing director, cement division. He joined the PPC group in 1999, initially to lead the global technical benchmarking of the cement division facilities. Later in that same year he was appointed operations director of the cement division, with responsibility for all the South African cement factories and quarries. In 2002 he was appointed sales and marketing director of the cement division.

Prior to joining PPC, he spent seven years at the Chamber of Mines Research Organisation (COMRO) and obtained a doctorate in the field of underground rock boring. He was also projects director of the Murray & Roberts cement, aggregate and ready mix division.

He is a member of The SA Institute of Mining & Metallurgy, a Fellow of the SA Institute of Quarrying and has a Government Certificate of Competency (Mines and Works).

JE Gomersall

CA(SA) (60) (British)

Chief executive officer

John Gomersall joined Barloworld in 1971 and has completed in excess of thirty-five years in capital-intensive commodity businesses. He started his career in the stainless steel and ferrochrome industries, culminating in his appointment as group managing director of Middelburg Steel and Alloys (Pty) Limited in 1986. He joined the Barloworld board in 1989 and moved into the Cement and Lime business segment as group managing director of Pretoria Portland Cement in 1992. In 1990 he led the business team that created the Middelburg Peace Forum, which was the role model for the National Peace Accord in South Africa. He is a past deputy president of the International Chrome Development Association, headquartered in Paris and past chairman of the South African Cement and Concrete Institute.

AJ Phillips

BSc (Eng) (60) (British)

Chairman

Tony Phillips was appointed a director of PPC in 1998 and chairman in May 2004. He joined Barloworld Limited in 1968 and has spent most of his career in the capital equipment business, initially in South Africa and then in Spain.

He was appointed to the Barloworld Limited board in 1995 and became chief executive officer on 1 October 1998. He is a trustee of the Bright Kid Foundation (Edutainers), Business Against Crime and Joburg Art Bank. He is also on the board of governors of Michaelhouse in Balgowan, KwaZulu-Natal, a member of the Faculty of Engineering and the Built Environment Advisory Board of the University of the Witwatersrand, the chairman of NOAH (Nurturing Orphans of AIDS for Humanity) and a director of WWF South Africa (World Wide Fund for Nature) and Business Leadership SA.

Form of proxy

PRETORIA PORTLAND CEMENT COMPANY LIMITED
(Incorporated in the Republic of South Africa)
Company registration number 1892/000667/06
(PPC) or (the company)
JSE code: PPC
ISIN code: ZAE000005559

Only for the use of registered holders of certificated ordinary shares in the company and the holders of dematerialised ordinary shares in the capital of the company in "own name" form, at the annual general meeting to be held at 12:00 on Tuesday, 23 January 2007, in the Tokyo Meeting Room, Barloworld Corporate Office, 180 Katherine Street, Sandton.

Holders of ordinary shares in the company (whether certificated or dematerialised) through a nominee must not complete this form of proxy but should timeously inform that nominee, or, if applicable, their Central Securities Depository Participant (CSDP) or stockbroker of their intention to attend the annual general meeting and request such nominee, CSDP or stockbroker to issue them with the necessary letter of representation to attend or provide such nominee, CSDP or stockbroker with their voting instructions should they not wish to attend the annual general meeting in person but wish to be represented at the meeting. Such ordinary shareholders must not return this form of proxy to the transfer secretaries.

I/We ______________________________ of ______________________________

(name and address in block letters)
being a member/s of the above company, and holding ______________________________ ordinary shares therein,

hereby appoint ______________________________ of ______________________________

or, failing him, the chairman of the meeting as my/our proxy to attend, speak and vote for me/us and on my/our behalf or to abstain from voting at the annual general meeting of the company to be held in the Tokyo Meeting Room, Barloworld Corporate Office, 180 Katherine Street, Sandton, on Tuesday, 23 January 2007, and at any adjournment of that meeting as follows:

		In favour of	Against	Abstain
1.	Adoption of annual financial statements			
2.	Election of directors			
	DG Wilson			
	O Fenn			
	JE Gomersall			
	AJ Phillips			
3.	Remuneration of non-executive directors/ committee members and chairman			
4.	Acquisition of own shares*			
5.	Reappoint Messrs Deloitte & Touche as external auditors of the company			
6.	Authorise directors to fix remuneration of external auditors			

* *Special resolution*

Insert an "X" in the relevant spaces above according to how you wish your votes to be cast. However, if you wish to cast your votes in respect of a lesser number of ordinary shares than you own in the company, insert the number of ordinary shares held in respect of which you desire to vote (see note 2).

Signed at ______________________________ on ______________ 200____

Signature/s ______________________________

Assisted by (where applicable) ______________________________

Each member is entitled to appoint a proxy (who need not be a member of the company) to attend, speak and vote in place of that member at the annual general meeting.

Please read the notes on the reverse side of this form of proxy

Notes to form of proxy

1. A shareholder may insert the name of a proxy of the shareholder's choice in the space provided, with or without deleting "the chairman of the meeting", but any such deletion must be initialled by the shareholder. The person whose name stands first on the form of proxy and who is present at the annual general meeting will be entitled to act as proxy to the exclusion of those whose names follow.

2. Please insert an "X" in the relevant space according to how you wish your votes to be cast. However, if you wish to cast your votes in respect of a lesser number of shares than you own in the company, insert the number of shares held in respect of which you wish to vote. Failure to comply with the above will be deemed to authorise the proxy to vote or to abstain from voting at the annual general meeting as he/she deems fit in respect of the entire shareholder's votes exercisable at the annual general meeting. A shareholder or his/her proxy is not obliged to use all the votes exercisable by the shareholder or by his/her proxy, but the total of the votes cast in respect of which abstention is recorded may not exceed the total number of the votes exercisable by the shareholder or by his/her proxy.

3. To be valid, the completed form of proxy must reach the offices of the company's transfer secretaries (South Africa: Link Market Services South Africa (Pty) Limited, 11 Diagonal Street, Johannesburg, South Africa, PO Box 4844, Johannesburg, 2000, South Africa; Zimbabwe: Corpserve (Private) Limited, 4th Floor, Intermarket Centre, corner First Street/Kwame Nkrumah Avenue, Harare, Zimbabwe, PO Box 2208, Harare, Zimbabwe) or the company's registered office (180 Katherine Street, Sandton, South Africa, PO Box 782248, Sandton 2146, South Africa) by no later than 48 hours prior to the annual general meeting (excluding Saturdays, Sundays and public holidays).

4. Where there are joint holders of any shares, only that holder whose name appears first in the register in respect of such shares need sign this form of proxy.

5. The completion and lodging of this form of proxy will not preclude the relevant shareholder from attending the annual general meeting and speaking and voting in person at the annual general meeting to the exclusion of any proxy appointed in terms of this proxy form.

6. Any alteration to this form of proxy must be signed in full and not initialled.

7. If this form of proxy is signed under a power of attorney, then such power of attorney or a notarially certified copy thereof must be sent with this form of proxy for noting (unless it has already been noted by the transfer secretaries).

8. A minor must be assisted by his/her parent or guardian unless the relevant documents establishing his/her legal capacity are produced or have been registered by the transfer secretaries.

9. The chairman of the annual general meeting may accept any form of proxy which is completed other than in accordance with these notes if he is satisfied as to the manner in which the shareholder wishes to vote.

GRI cross-reference index

VISION AND STRATEGY

		Page
1.1	Vision and strategy on sustainable development	1
1.2	Key elements of report	1

PROFILE

Organisational profile

		Page
2.1	Name of reporting organisation	Cover, IFC, IBC
2.2	Major products and/or services, including brands	16, 17
2.3	Operational structure	17
2.4	Major divisions, operating companies, subsidiaries and joint ventures	17, 170
2.5	Countries of operation	16, 17
2.6	Nature of ownership	17
2.7	Markets served	17
2.8	Scale of reporting organisation	
	– Number of employees	45, 48
	– Products/services offered	16, 17
	– Net sales	111
	– Total capitalisation debt and equity	110
	– Value added	79
	– Total assets	110
	– Sales/revenue by country/region	n/a
	– Major products/services	16, 17
	– Costs by country/region	na
	– Employees by country/region	45, 48
2.9	Stakeholders	
	– Communities	40, 58
	– Customers	54
	– Shareholders and providers of capital	16, 172
	– Suppliers	40, 60, 62, 63
	– Trade unions	45
	– Workforce, direct and indirect	45, 48

PROFILE

Report scope

		Page
2.10	Contact person	43
2.11	Reporting period	3
2.12	Date of most recent previous report	30 Sept 05
2.13	Boundaries of report	n/a
2.14	Changes in size, structure, ownership of products/services	16, 17
2.15	Joint ventures, partially owned subsidiaries, leased facilities, outsourced operations and other	16, 17
2.16	Restatements of information in earlier reports	97, 98, 99,136, 137, 138

Report profile

		Page
2.17	Decisions not to apply GRI principles	n/a
2.18	Definitions	92 – 97
2.19	Changes in measurement methods	98
2.20	Policies and internal practices to enhance assurance about report	27 – 29
2.21	Policy on independent assurance for report	n/a
2.22	Additional information	n/a

GOVERNANCE STRUCTURE AND MANAGEMENT SYSTEMS

Structure and governance

		Page
3.1	Governance structure	18 – 29
3.2	Independent non-executive directors	14, 21, 22
3.3	Expertise of board members	12 – 14
3.4	Board identification of risks and opportunities	24, 27, 28
3.5	Executive compensation and goals	18 – 29, 142 –147
3.6	Organisation structure – economic, environmental, social and related policies	17, 31, 56, 57
3.7	Principles and policies on economic, environmental and social performance	17, 31, 56, 57
3.8	Shareowner recommendations to board	n/a

Stakeholder engagement

		Page
3.9	Identification of stakeholders	40
3.10	Stakeholder consultation	40, 60
3.11	Information from stakeholder consultations	40, 60
3.12	Use of information from stakeholder engagement	40, 60 – 63

GRI indicator

na not available

n/a not applicable

GRI cross-reference index *continued*

GRI indicator

na *not available*

n/a *not applicable*

PERFORMANCE INDICATORS

Environmental performance indicators

Emissions, effluents and waste		Page
EN8	Greenhouse gas emissions	34, 35
EN9	Ozone-depleting substances	34, 35
EN10	Other significant air emissions by type	35, 36
EN11	Waste by type and destination	37, 38
EN12	Discharges to water	n/a
EN13	Spills of chemicals, oils and fuels	n/a
EN30	Indirect greenhouse gas emissions	n/a
EN31	Hazardous waste	n/a
EN32	Ecosystems/habitats affected by water run-off	39

Suppliers		Page
EN33	Performance of suppliers	40

Products and services		Page
EN14	Impacts of products and services	38
EN15	Products and reclaimable	n/a

Compliance		Page
EN16	Incidents of fines for environmental non-compliance	n/a

Transport		Page
EN34	Impacts of transportation used for logistical purposes	34

Overall		Page
EN35	Total environmental expenditures by type	n/a

PERFORMANCE INDICATORS

Social performance indicators: labour practices and decent work

Employment		Page
LA1	Workforce by region/country, employee/non-employee, full-time/part-time, by contract (indefinite or permanent/fixed term or temporary), temporary agency co-employment	48, 49
LA2	Net employment creation and average turnover segmented by region/country	45
LA12	Employee benefits beyond legal mandate	45

Labour/Management relations		Page
LA3	Employees represented by trade unions, bona fide employee representatives or covered by collective bargaining agreements	45
LA4	Information, consultation and negotiation with employees over changes in operations	45
A13	Formal worker representation in decision-making or management, including corporate governance	45 – 48, 56, 57

PERFORMANCE INDICATORS

Social performance indicators: labour practices and decent work

Health and safety		Page
LA5	Recording and notification of occupational accidents and diseases	52 – 54, 55, 56
LA6	Formal health and safety committees comprising manager and worker representatives	52 – 54
LA7	Standard injury, lost day and absentee rates and number of work-related fatalities (including subcontracted workers)	53 – 54
LA8	Policies or programmes on HIV/Aids	55, 56
LA14	Compliance with ILO Guidelines for Occupational Health Management Systems	52 – 54
LA15	Agreements with trade unions or bona fide employee representatives covering health and safety at work	45, 52 – 54

Training and education		Page
LA9	Average hours of training per year by category of employee	49, 51, 52
LA16	Programmes to support continued employability of employees and to manage career endings	49 – 52
LA17	Programmes for skills management or for lifelong learning	49 – 52

Diversity and opportunity		Page
LA10	Equal opportunity policies and programmes and monitoring systems	52
LA11	Senior management and corporate governance bodies including female/male ratios and other cultural diversity	48

GRI cross-reference index *continued*

GRI indicator

na not available

n/a not applicable

Administration

PRETORIA PORTLAND CEMENT COMPANY LIMITED
(Incorporated in the Republic of South Africa)
Company registration number 1892/000667/06

JSE code: PPC

ISIN code: ZAE000005559

Auditors
Deloitte & Touche
Deloitte Place
The Woodlands
Woodlands Drive
Woodmead, Sandton
Private Bag X6
Gallo Manor, 2052, South Africa
Telephone +27 11 806 5000
Telefax +27 11 806 5111

Secretaries and registered office
Barloworld Trust Company Limited
180 Katherine Street, Sandton
PO Box 782248
Sandton, 2146, South Africa
Telephone +27 11 445 1000
Telefax +27 11 444 4170

Sponsor
JP Morgan Equities Limited
1 Fricker Road
Illovo, Johannesburg
Private Bag X9936
Sandton, 2146, South Africa
Telephone +27 11 507 0300
Telefax +27 11 507 0530

Transfer secretaries
Link Market Services South Africa (Proprietary) Limited
11 Diagonal Street
Johannesburg, South Africa
PO Box 4844
Johannesburg, 2000, South Africa
Telephone +27 11 834 2266
Telefax +27 11 834 4398
E-mail info@linkmarketservices.co.za

Transfer secretaries: Zimbabwe
Corpserve (Private) Limited
4th Floor, Intermarket Centre
Corner First Street, Kwame Nkrumah Avenue
Harare, Zimbabwe
PO Box 2208
Harare, Zimbabwe
Telephone +263 4 758193/751559
Telefax +263 4 752629

Sponsor: Zimbabwe
Sagit Financial Holdings (Private) Limited
18th Floor, Intermarket Life Towers
77 Jason Moyo Avenue
Harare, Zimbabwe
PO Box 21
Harare, Zimbabwe
Telephone +263 4 735488
Telefax +263 4 735 292

Financial calendar

Financial year-end		30 September
Annual general meeting		23 January 2007
Reports		
• Interim results for half-year to March	Published	May
• Preliminary announcement of annual results	Published	November
• Annual financial statements	Published	December
Dividends		
• Interim	Declared	May
	Paid	June
• Final	Declared	November
	Paid	January

GRAPHICOR 35173



The Union Buildings, built with PPC Cement in 1913,
have continually laid the foundation for
transformation in South Africa.

www.ppc.co.za

PPC

END